As filed with the Securities and Exchange Commission on July 31, 2025

Securities Act File No. 333-275711

Investment Company Act File No. 811-23916

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 2

and/or

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 4

CION Grosvenor Infrastructure Fund

(Exact name of Registrant as specified in Charter)

100 Park Avenue, 25th Floor

New York, NY 10017

(Address of Principal Executive Offices)

(646) 845-2577

(Registrant’s Telephone Number, including Area Code)

Patrick T. Quinn, Esq.

100 Park Avenue, 25th Floor

New York, NY 10017

(Name and Address of Agent for Service)

COPY TO:

Michael A. Reisner Mark Gatto CION Grosvenor Management, LLC 100 Park Avenue, 25th Floor New York, NY 10017	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001	Girish Kashyap, Esq. GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) 900 North Michigan Avenue Suite 1100 Chicago, Illinois 60611

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this Registration Statement

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.
☐	Immediately upon filing pursuant to paragraph (b)
☒	on August 1, 2025 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-275711

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c 3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b 2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

August 1, 2025

CION GROSVENOR INFRASTRUCTURE FUND

CLASS S SHARES (CGISX)

CLASS D SHARES (CGIDX)

CLASS U-2 SHARES (CGIVX)

$2,500 MINIMUM PURCHASE FOR REGULAR ACCOUNTS

$1,000 MINIMUM PURCHASE FOR RETIREMENT PLAN ACCOUNTS

CLASS U SHARES (CGIUX)

$2,500 MINIMUM PURCHASE

CLASS I SHARES (CGIQX)

$1,000,000 MINIMUM PURCHASE

CION Grosvenor Infrastructure Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an interval fund.

Investment Objective. The Fund’s investment objective is to seek to provide current income and long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. The Fund will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses (collectively, “Infrastructure Assets”) including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition, supply chain / logistics and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses), including without limitation, the sectors contained in “Targeted Infrastructure Sectors” in the prospectus.  A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.

The Fund expects that it will primarily obtain its exposure to Infrastructure Assets through directly acquired Originated Investments, Co-Investments, and Single-Asset Secondaries (each as defined in the prospectus) and, to a lesser extent over time, investments in portfolios, funds or other investment vehicles that make or hold investments in multiple Infrastructure Assets (“Infrastructure Funds”), primarily through Multi-Asset Secondaries (as defined in the prospectus). Infrastructure Assets and Infrastructure Funds are collectively referred to throughout as “Infrastructure Investments”. Investments in Infrastructure Assets will generally be made in the Organisation for Economic Co-operation and Development (“OECD”) countries, principally in North America and Europe.

The Fund intends to invest a portion of its assets in liquid investments, including cash, cash equivalents, fixed income securities and other credit instruments, other short term investments, mutual funds and listed companies such as exchange-traded funds (“ETFs”) and master-limited partnerships (“MLPs”) (collectively, “Liquid Investments”).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Fund’s shares involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 53 of this prospectus.

The date of this prospectus is August 1, 2025

(continued from previous page)

	Per Class I Share(1)	Per Class S Share(1)	Per Class U Share(1)	Per Class U-2 Share(1)	Per Class D Share(1)	Total(1)
Public Offering Price	Current NAV	Current NAV plus sales load	Current NAV	Current NAV plus sales load	Current NAV	Unlimited
Maximum Sales Load(1)	None	3.50%	None	2.50%	None	3.50%
Proceeds to Fund Before Expenses(2)	Current NAV	$ amount invested at current NAV less applicable sales load	Current NAV	$ amount invested at current NAV less applicable sales load	Current NAV	Unlimited

(1)	For Class S Shares, Class U-2 Shares and Class D Shares, the minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. For Class U Shares, the minimum initial purchase by an investor is $2,500. For Class I Shares, the minimum initial purchase by an investor is $1,000,000. The stated minimums may be reduced for certain investors at the Fund’s discretion. Investors purchasing Class S Shares may be charged a sales load of up to 3.50% of the investor’s subscription and investors purchasing Class U-2 Shares may be charged a sales load of up to 2.50% of the investor’s subscription. No upfront sales load will be paid with respect to Class D Shares, Class I Shares and Class U Shares, however, if you buy Class D Shares or Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine. Please consult your financial firm for additional information. The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest.
(2)	Assumes the maximum sales load is charged. Shares will be offered in a continuous offering at the respective Share’s then current net asset value, as described herein. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund Expenses.”

Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (as defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding common shares of beneficial interest (“Shares”) at net asset value (“NAV”). In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that holders of Fund Shares (“Shareholders”) may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid. The Fund currently expects to conduct its first repurchase offer following the second full quarter of Fund operations. With respect to any future repurchase offer, Shareholders requesting their Shares to be repurchased must do so by a date specified in the written notice describing the terms of the repurchase offer (the “Shareholder Notification”). The Shareholder Notification generally will be sent approximately 21 to 42 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Repurchase Request Deadline”). The NAV is expected to be determined on or about the Repurchase Request Deadline, with payment promptly thereafter. See “Share Repurchase Program” for more information. The Liquid Assets in which the Funds (as defined below) invest a portion of their portfolio will be selected to facilitate compliance with the liquidity requirements of Rule 23c-3(b)(10) under the 1940 Act and for general liquidity risk management purposes.

Master-Feeder Structure. The Fund pursues its investment objective by investing substantially all of its assets in CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund” and together with the Fund, the “Funds”), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act as a non-diversified, closed-end management investment company that operates as an interval fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. This form of investment structure is commonly known as a “master-feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without the approval of investors.

Risks. An investment in the Fund is subject to, among others, the following risks:

●	The Shares have no history of public trading, nor is it intended that the Shares will be listed on a securities exchange at this time. No secondary market is expected to develop for the Shares. Thus, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	Unlike an investor in most closed-end funds, Shareholders should not expect to be able to sell their Shares when and/or in the amount they desire regardless of how the Fund performs. An investment in the Fund is considered illiquid.

●	An investor may pay a sales load of up to 3.50% for Class S Shares and up to 2.50% for Class U-2 Shares. Such investor will have to receive a total return at least in excess of the applicable sales load to receive an actual return on such investment.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the applicable sales load with respect to Class S Shares and Class U-2 Shares.

●	The Fund’s distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser (as defined below) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Adviser or its affiliates continue to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

●	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold for less than the Shareholder’s original investment.

●	Liquidity for the Fund’s Shares will be provided only through quarterly repurchase offers for 5% of Fund’s Shares at net asset value, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

●	The Fund intends to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks—Structured Products Risks—Leverage Risk.”

Investing in a master-feeder fund arrangement involves certain risks, including the following:

●	The Fund invests in the Master Fund as part of a master-feeder arrangement in which the Fund and the Master Fund are separate closed-end funds. The Fund is not a separate series of the Master Fund. The Fund’s ability to achieve its investment objective and meet redemption requests is dependent on the Master Fund’s continued ability to do the same.

●	Shareholders will bear certain expenses of the Fund, in addition to fees and expenses associated with the Fund’s investment in the Master Fund.

●	The Fund pursues its investment objectives by investing in the Master Fund. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund’s interests in the Master Fund. However, the Master Fund is advised by the same Adviser and Sub-Adviser as the Fund and intends to conduct its repurchase offers to align their payment timing in a manner that will allow the Fund to pay its quarterly repurchase offer proceeds in accordance with Rule 23c-3 under the 1940 Act.

●	The Fund and the Master Fund have the same investment objective and policies. If the Fund and the Master Fund determine to adopt different investment objectives or policies in the future, the Fund would seek to “despoke” from the Master Fund in whole or in part. Except for the investment restrictions described as “fundamental” in the section of the Statement of Additional Information entitled “Investment Restrictions,” the investment objectives and policies of the Fund are not fundamental and may be changed without the approval of investors in the Fund. Similarly, all non-fundamental investment objectives and policies of the Master Fund may be changed without the approval of investors in the Master Fund (including the Fund). Investors in the Master Fund and in the Fund will be notified if the Master Fund or the Fund changes its investment objectives.

●	Interests in the Master Fund also may be held by investors other than the Fund. These investors may include other investment funds, including investment companies that, like the Fund, are registered under the 1940 Act, and other types of pooled investment vehicles. When investors in the Master Fund vote on matters affecting the Master Fund, the Fund could be outvoted by other investors. The Fund also may be adversely affected otherwise by other investors in the Master Fund.

●	Other investors in the Master Fund may offer shares (or interests) to their respective investors, if any, that have costs and expenses that differ from those of the Fund. Thus, the investment returns for investors in other funds that invest in the Master Fund may differ from the investment return of investors in the Fund.

●	The Master Fund invests in Infrastructure Funds. Infrastructure Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. See "Types of Investments and Related Risks-Principal Risks Related to Infrastructure Investments" and "Types of Investments and Related Risks-Principal Investment Related Risks." In connection with the Master Fund’s investments in Infrastructure Funds, the Master Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

●	Economic and market conditions and factors may materially adversely affect the value of the Master Fund’s investments.

Investment Adviser and Sub-Adviser. CION Grosvenor Management, LLC (the “Adviser”) will serve as the investment adviser to both the Master Fund and the Fund. The Adviser is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund and Master Fund is GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) (“GCMLP” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. The Adviser will oversee the management of the activities of the Fund and Master Fund and the Sub-Adviser will be responsible for making investment decisions for the portfolios of the Fund and Master Fund.

Securities Offered. The Fund intends to offer on a continuous basis an unlimited number of common shares of beneficial interest. Class I Shares, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares are offered by this prospectus. The minimum initial investment by a Shareholder for Class S Shares, Class U-2 Shares and Class D Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The minimum initial investment for Class U Shares is $2,500. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made with any amount. Shareholders purchasing Class S Shares may be charged a sales load of up to 3.50% of the amount invested and investors purchasing Class U-2 Shares may be charged a sales load of up to 2.50% of the amount invested. Class I Shares, Class U Shares and Class D Shares are not subject to front-end sales loads. The Fund reserves the right to waive investment minimums. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load.

The Fund has received an exemptive order from the SEC permitting the Fund to offer multiple classes of shares. The exemptive order permits the Fund to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.

Non-Traded Structure. The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are unable to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated August 1, 2025 (the “Statement of Additional Information” or “SAI”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The SAI, the Fund’s annual and semi-annual reports, when available, and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free (888) 729-4266. Investors may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make Shareholder inquiries by calling (888) 729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The SAI, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Simultaneous with the commencement of the Master Fund’s operations, GCM Diversified Infrastructure, LLC (the “Predecessor Fund”) was reorganized into the Master Fund (the “Reorganization”).

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.

The Fund

CION Grosvenor Infrastructure Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an interval fund.

The Fund pursues its investment objective by investing substantially all of its assets in CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund” and together with the Fund, the “Funds”), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act as a non-diversified, closed-end management investment company that operates as an interval fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. This form of investment structure is commonly known as a “master-feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without the approval of investors.

Simultaneous with the commencement of the Master Fund’s operations, GCM Diversified Infrastructure, LLC (the “Predecessor Fund”) was reorganized into the Master Fund (the “Reorganization”).

The Fund has received an exemptive order from the Securities and Exchange Commission (the “SEC”) permitting the Fund to offer multiple classes of shares (the “Shares”). The Fund offers five separate classes of Shares designated as Class I Shares, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares (each a “Class”). Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The exemptive relief permits the Fund to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.

The business operations of the Fund are managed and supervised under the direction of the Fund’s board of trustees (the “Board of Trustees”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust (the “Declaration of Trust”). The Board of Trustees is comprised of six (6) trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). The Board of Trustees has overall responsibility for the management and supervision of the business operations of the Fund. The Board of Trustees is comprised of the same members serving as the board of directors of the Master Fund (the “Master Fund Board”). The Master Fund Board has oversight responsibility over the management and operations of the Master Fund. References herein to the “Board” refer to the Board of Trustees and/or the Master Fund Board, as applicable.

Master Fund

The Master Fund is a Delaware limited liability company that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is operated as an interval fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. The Master Fund may have investors in addition to the Fund from time to time that may (individually or in the aggregate) own a greater percentage of the Master Fund than is owned by the Fund.

Investment Objective

The Fund’s investment objective is to seek to provide current income and long-term capital appreciation. There can be no assurance that the Fund (or the Master Fund) will achieve its investment objective.

The Fund pursues its investment objective by investing substantially all of its assets in the Master Fund, which has the same investment objective as the Fund. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without shareholder approval. Except as otherwise provided, references to the Fund’s investments also will refer to any Master Fund investments.

Investment Strategies

The Fund will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses (collectively, “Infrastructure Assets”) including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition, supply chain / logistics and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses), including without limitation, the sectors contained in “Targeted Infrastructure Sectors” below.  A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.

The Fund expects that it will primarily obtain its exposure to Infrastructure Assets through directly acquired Originated Investments, Co-Investments, and Single-Asset Secondaries (each as defined below) and, to a lesser extent over time, investments in portfolios, funds or other investment vehicles that make or hold investments in multiple Infrastructure Assets (“Infrastructure Funds”), primarily through Multi-Asset Secondaries (as defined below). Infrastructure Assets and Infrastructure Funds are collectively referred to throughout as “Infrastructure Investments”. Investments in Infrastructure Assets will generally be made in the Organisation for Economic Co-operation and Development (“OECD”) countries, principally in North America and Europe.

The Fund intends to invest a portion of its assets in liquid investments, including cash, cash equivalents, fixed income securities and other credit instruments, other short term investments, mutual funds and listed companies such as exchange-traded funds (“ETFs”) and master-limited partnerships (“MLPs”) (collectively, “Liquid Investments”).

The Fund’s investments are expected to primarily be allocated, directly or indirectly, amongst Infrastructure Assets that have core plus and value added risk profiles, and to a lesser extent, core risk profiles. Core risk profiles include operating businesses with predictable cash flows, driven by long term contracts or pricing set by regulatory bodies. Core risk profile assets typically demonstrate strong cash yield, given the predictable nature of their cash flows. Core-plus risk profiles offer characteristics similar to core assets, but the duration of the contractual or regulatory protection around their cash flows is typically shorter, which requires some assumptions around recontracting. The uncertainty associated with recontracting outcomes typically causes buyers to seek higher returns on these assets. Value added risk profiles are characterized by assets that exhibit traditional infrastructure characteristics such as high barriers to entry or provision of essential services, but typically also require the buyer to assume construction risk or growth in some other fashion (merger and acquisition, operational improvements or efficiencies, etc.). Given the execution risk associated with these opportunities, returns are underwritten to higher levels than core plus assets.

The Fund expects to invest across a variety of investment types, Sponsor Managers (as defined below), investment stages, deal sizes and geographies. The Fund expects to make the majority of its investments in previously developed infrastructure or infrastructure-related assets or businesses that generate cash flows, but where investors may seek to increase revenue and/or reduce expenses by creating operating efficiencies, acquiring new equipment making modifications or repurposing of the asset (such investments, “Brownfield” stage investments). A small portion of the Fund’s investments may be made into new projects requiring development and construction that may not be cash flowing at the time of investment (such investments, “Greenfield” stage investments).

The Fund expects to primarily invest in equity or equity-like instruments issued by Infrastructure Assets, but may also invest in debt instruments issued by Infrastructure Assets. The Fund can invest in issuers of any size or market capitalization. The Fund may invest in debt securities of any credit quality, including lower-rated or non-rated debt securities which are commonly referred to as “junk” bonds.

Since the Fund seeks to achieve its investment objective by investing in Infrastructure Investments, the Fund has adopted a fundamental policy to concentrate in the infrastructure industry. Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity or debt securities issued by Infrastructure Investments. The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Infrastructure Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire an Infrastructure Investment, in each case that the Fund reasonably expects to be called in the future, as qualifying Infrastructure Investments for purposes of its 80% policy. The Fund may invest in Infrastructure Investments directly or indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and ETFs. An Infrastructure Asset or Infrastructure Fund will directly or indirectly derive at least 50% of its revenues from, or devote at least 50% of its assets to, infrastructure or infrastructure-related assets or businesses. The Fund defines infrastructure as an asset or investment that primarily comprises physical facilities, buildings, equipment, systems, networks and/or services and their associated operations in sectors and industries including energy, power, communication, transportation, social (e.g., education, hospitals, judicial buildings, arenas, housing, recreation, etc.), supply chain and associated logistics, water, waste and the sectors contained under “Targeted Infrastructure Sectors” below. This policy may be changed by the Board, and with at least 60 days’ prior notice to the holders of the Fund’s Shares (“Shareholders”). Compliance with this policy is tested no less frequently than quarterly, and is also applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result of the issuance or repurchase of Shares, will not require the Fund to dispose of an investment, however, the Fund will make future investments to come back into compliance as soon as reasonably practicable in accordance with Rule 35d-1 under the 1940 Act. The Fund and the Advisers do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful. For additional information on the types of Infrastructure Assets the Fund will invest in, see “Investment Objective, Opportunities and Strategies—Types of Investments”.

The portfolio will be allocated strategically by the Sub-Adviser, an experienced infrastructure investor with a track record in infrastructure investments dating back to 2003.  The Sub-Adviser’s portfolio construction approach is designed to maintain a relatively high level of exposure to Infrastructure Assets while still maintaining appropriate portfolio liquidity to manage Shareholder redemptions. The Sub-Adviser will seek to follow a deliberate approach to portfolio construction focused on generating current yield, maximizing risk-adjusted returns and targeting a variety of investments.

With respect to its own investment restrictions, the Fund will “look through” to the Master Fund’s investments.

Portfolio Composition

The Fund expects the majority of its portfolio will be comprised of directly acquired investments in Infrastructure Assets, which are primarily implemented through Co-Investment, Single-Asset Secondary and Originated Investment structures that typically involve a single underlying asset or investment and, to a lesser extent, portfolio-level acquisitions of Infrastructure Assets through Multi-Asset Secondaries. Infrastructure Assets are generally long-lived physical assets that are valued for their tangible physical qualities in addition to their revenue generation and/or capital appreciation potential. Defining characteristics of Infrastructure Assets include: long useful lives, high barriers to entry, monopolistic market positioning, stable usage, inelastic demand, stable cash flows, and low long-term exposure to commodity prices. Relative to investments in Multi-Asset Secondaries, investments in directly acquired Infrastructure Assets typically involve a more detailed level of due diligence review on the single asset, afford the Fund greater ability to control portfolio construction and can offer a more fee efficient investment implementation (particularly for Co-Investments and Originated Investments).

Directly Acquired Investments

“Originated Investments” are investments that are directly originated by the Sub-Adviser’s infrastructure platform (the “GCM Grosvenor Infrastructure Platform”) and held via a direct interest. These Originated Investments may include a variety of investment structures, investment entry points and investment opportunities, including control investments, minority positions, joint ventures, co-bidding arrangements, preferred equity / debt investments, warehousing arrangements, or investments alongside other Sponsor Manager firms and their Infrastructure Funds. The Fund expects to take advantage of what it believes are the best opportunities within these various investment options to achieve what it believes are the best risk adjusted return. Originated Investments have the benefit of not bearing an additional layer of fees and expenses generally associated with investing in an Infrastructure Fund (although the Fund may still bear transactional expenses).  Originated Investments and Co-Investments can be very similar and often differ based on the original sourcing, level of control, specific investment form, certain rights afforded to other Sponsor Manager(s), control of exit and related factors.

“Co-Investments” are investments made directly or indirectly into an Infrastructure Asset in partnership with a third-party Sponsor Manager. A Co-Investment is typically structured either as an investment directly into an Infrastructure Asset through a separate issuer organized as a special purpose vehicle (“SPV”) controlled by the Sponsor Manager.  A “Sponsor Manager” is an independent investment manager that (i) leads a transaction investing directly into an Infrastructure Asset, typically through a pooled investment vehicle managed by the Sponsor Manager or (ii) manages an Infrastructure Fund. The Sponsor Manager may also offer third parties, such as GCM Grosvenor, the opportunity to co-invest alongside the Sponsor Manager in the transaction in order to raise the total necessary capital. Investing in Infrastructure Assets through Co-Investments can be a more fee-efficient way to invest than through Infrastructure Funds. While a Co-Investment opportunity is typically the same investment the Sponsor Manager makes for its Infrastructure Fund, co-investors typically will bear no additional layer of fees and expenses or a significantly reduced layer of fees and expenses compared to investing in an Infrastructure Asset through an Infrastructure Fund (although the Fund may still bear transactional expenses). As a result, a Co-Investment can provide exposure to the same underlying investment as an Infrastructure Fund managed by a Sponsor Manager, but in a more fee efficient implementation. Additionally, a portfolio of Co-Investments can include investments alongside a set of industry leading Sponsor Managers and Infrastructure Funds, as opposed to investing in a single Sponsor Manager’s Infrastructure Fund that creates concentration risk around that specific Sponsor Manager’s platform, strategy and other key attributes. The Fund will seek to invest in Co-Investments alongside a varied set of high-quality Sponsor Managers that the Advisers believe have an attractive risk / reward opportunity.

“Single-Asset Secondaries” are investments acquiring an interest in a fund vehicle or SPV that holds a single business or asset (or a group of affiliated businesses or assets) that is known prior to the investment. These investments can be made in a seasoned investment in an Infrastructure Asset or in a new investment vehicle set up specifically to acquire the identified asset. Due to the single asset nature of a Single-Asset Secondary, a greater level of information is typically available and a deeper level of due diligence can be performed compared to an Infrastructure Fund, similar to the diligence performed on other Infrastructure Assets implemented through Co-Investments or Originated Investments. Typically, a Single-Asset Secondary is executed at a discount to the investment’s current net asset value (“NAV”) in order to compensate the purchaser for providing the seller with liquidity and to compensate for and/or offset the additional layer of fees typically associated with an investment in an Infrastructure Fund. A Single-Asset Secondary acquired at a discount to its NAV may result in an unrealized gain the next time the Fund calculates its NAV. The Fund will seek to acquire Single-Asset Secondaries with attractive risk / reward profiles identified through the same rigorous sourcing and diligence process as those undertaken for Co-Investments and Originated Investments.

Portfolio Acquired Investments

The Fund may also invest in Infrastructure Assets through the acquisition of an existing portfolio of Infrastructure Assets via Multi-Asset Secondaries. Multi-Asset Secondaries are expected to be a smaller portion of the Fund’s Infrastructure Assets than Infrastructure Assets.

“Multi-Asset Secondaries” are investments acquiring an interest in multiple Infrastructure Assets, typically in the form of an interest in an Infrastructure Fund. In a Multi-Asset Secondary, the underlying Infrastructure Fund has typically been at least partially deployed into a set of multiple investments in Infrastructure Assets that are known prior to the Fund acquiring the interest in the Multi-Asset Secondary. The investment may also include a related unfunded commitment to an Infrastructure Fund. Similar to Single-Asset Secondaries, Multi-Asset Secondaries are typically executed at a discount to the portfolio’s current NAV in order to compensate the purchaser for providing the seller with liquidity and to compensate for and/or offset the additional layer of fees typically associated with an investment in an Infrastructure Fund. A Multi-Asset Secondary acquired at a discount to its NAV may result in an unrealized gain the next time the Fund calculates its NAV. Due to the fact that there are multiple investments included in a Multi-Asset Secondary, typically less information is provided by the selling party or the Sponsor Manager on the individual underlying assets, though the Sub-Adviser will still underwrite each Infrastructure Asset in the Multi-Asset Secondary based on the information provided by the Sponsor Manager. The Fund will seek to invest in Multi-Asset Secondaries where it has such an informational advantage or other reason to believe that the investment has an attractive risk/reward profile.

Multi-Asset Secondaries may include both traditional LP-led investments and investments through GP-led processes. LP-led Multi-Asset Secondaries include investments in existing portfolios of interests in Infrastructure Assets, with a focus on mature, largely funded positions. GP-led Multi-Asset Secondaries include secondary opportunities presented from general partner-led recapitalizations, asset sell downs, and platform combinations. These can include multiple assets currently owned by the Sponsor Manager or multi-asset fund continuation vehicles.

The Adviser

CION Grosvenor Management, LLC (the “Adviser”) serves as the investment adviser to both the Master Fund and the Fund. Although no investment decisions are intended to be made at the Fund level, the Adviser will still provide other management services to the Fund. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Adviser is a joint venture between affiliates of GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) (“GCMLP” or the “Sub-Adviser” and together with the Adviser, the “Advisers”) and CION Investment Group, LLC (“CIG” or “CION”) and is controlled by CION.

The Sub-Adviser

GCMLP serves as the investment sub-adviser to the Fund and the Master Fund. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act.

The Sub-Adviser has provided investment management and advisory services since 1971. The Sub-Adviser and its affiliates (collectively, “GCM Grosvenor”) is a global alternatives investment firm that manages private equity, infrastructure, real estate, credit, absolute return strategies, and multi-asset class opportunistic investments. GCM Grosvenor is controlled by GCM Grosvenor Inc. (“GCMG”).

The Adviser will oversee the management of the activities of the Fund and Master Fund and the Sub-Adviser will be responsible for making investment decisions for the portfolios of the Fund and Master Fund.

Advisory Arrangements

The Adviser provides management and administrative services necessary for the day-to-day operation of the Fund and the Master Fund. The Sub-Adviser, subject to the oversight of the Adviser, is responsible for the day-to-day portfolio management of the Master Fund’s portfolio and the Fund’s investment in the Master Fund.

Pursuant to a management agreement between the Master Fund and the Adviser (the “Management Agreement”), the Adviser is responsible for providing management and administrative services to the Master Fund. In consideration for the management services provided under the Management Agreement, the Master Fund pays the Adviser a management fee (the “Management Fee”). The Management Fee is calculated and payable monthly at the annual rate of 1.60% of the average daily value of the Master Fund’s net assets. In consideration for the administrative services provided under the Management Agreement, the Master Fund is obligated to reimburse the Adviser, at cost, based upon the Master Fund’s allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing its obligations under the Management Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs.

Pursuant to the investment sub-advisory agreement between the Master Fund, the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), the Sub-Adviser, subject to the oversight of the Adviser, is responsible for providing portfolio management services to the Master Fund. For these services, the Adviser pays a portion of the Management Fee it receives from the Master Fund to the Sub-Adviser.

In addition, the Adviser also has entered into a management agreement with the Fund (the “Feeder Fund Management Agreement” and, together with the Management Agreement, the “Management Agreements”), pursuant to which the Adviser is responsible for providing management and administrative services to the Fund. The Feeder Fund Management Agreement provides that the Adviser will not receive a management fee on any assets of the Fund that are invested in the Master Fund. For any assets of the Fund that are not invested in the Master Fund, the Feeder Fund Management Agreement provides that the Adviser will be entitled to a management fee that is calculated in the same manner as the Management Fee. The Fund intends to invest substantially all of its assets in the Master Fund and, as a result, the Adviser would not be entitled to additional compensation for the management of those assets under the Feeder Fund Management Agreement. However, in consideration for the administrative services provided under the Feeder Fund Management Agreement, the Fund is obligated to reimburse the Adviser, at cost, based upon the Fund’s allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing its obligations under the Feeder Fund Management Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. This compensation will relate to administrative services provided to the Fund (not the Master Fund) and will be charged to the Fund while it is invested in the Master Fund.

Pursuant to the investment sub-advisory agreement between the Fund, the Adviser and the Sub-Adviser (the “Feeder Fund Sub-Advisory Agreement” and, together with the Sub-Advisory Agreement, the “Sub-Advisory Agreements”), the Sub-Adviser, subject to the oversight of the Adviser, is responsible for providing portfolio management services to the Fund. For these services, the Adviser pays a portion of any management fee it receives from the Fund to the Sub-Adviser. If no management fees are received by the Adviser from the Fund because all of the Fund’s assets are invested in the Master Fund, the Sub-Adviser will not receive a sub-advisory fee with respect to the Fund’s assets and will be compensated pursuant to the Sub-Advisory Agreement with the Master Fund.

Expense Limitation and Reimbursement Agreement

The Master Fund bears all expenses of the Fund, including the Fund’s organizational costs and ongoing operating and offering costs, including, among other things, legal, accounting, printing and other expenses. However, the Fund, and not the Master Fund, will be responsible for operating expenses associated solely with respect to a specific class of Shares. The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund with a term ending one-year from the initial closing date for subscriptions for Shares (the “Limitation Period”). The Adviser may extend the Limitation Period for a period of one year on an annual basis. Under the Expense Limitation and Reimbursement Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees and/or it or its affiliate will pay, absorb or reimburse expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund). The Expense Limitation and Reimbursement Agreement limits the amount of the aggregate Operating Expenses, listed below, of each Class of Shares during the Limitation Period to an amount not to exceed 1.0% of the respective Class’s daily net assets on an annualized basis (the “Expense Cap”). “Operating Expenses” are organizational and offering costs, legal expenses not related to transactions (including independent trustees’ counsel); marketing expenses; shareholder communications, networking and platform fees, insurance; audit fees; third-party due diligence fees; trustee fees; printing fees; transfer agent fees; third-party and internal administrative expenses; and custody expenses. For the avoidance of doubt, the Expense Limitation and Reimbursement Agreement does not apply to the following “Specified Expenses”:  (i) the Fund’s pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser or its affiliates, including the Management Fee and those other fees and expenses disclosed herein under “Fund Expenses”; (ii) all fees and expenses of the investments in which the Fund invests (including the underlying fees of Infrastructure Funds, Infrastructure Assets and other investments (the “AFFE”)); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Infrastructure Funds, Infrastructure Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and/or shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders.

If the Fund’s aggregate Operating Expenses, exclusive of the Specified Expenses, in respect of any class of Shares for any month exceeds the Expense Cap applicable to that class of Shares, the Adviser will waive fees or pay or reimburse expenses of the Fund to the extent necessary to eliminate such excess. The Adviser or its affiliates may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and Reimbursement Agreement. To the extent that the Adviser waives fees, reimburses expenses to the Fund or the Adviser or its affiliates pay expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable class of Shares if the Operating Expenses have fallen to a level below the Expense Cap and the recouped amount does not raise the aggregate level of ordinary Operating Expenses in respect of a class of Shares in the month of recoupment to a level that exceeds any expense cap applicable at such time. The Adviser and the Board have approved the continuance of the Expense Limitation and Reimbursement Agreement through at least July 31, 2026. The Expense Limitation and Reimbursement Agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses” for additional information.

Distribution and Servicing Fees	Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay to the Distributor a distribution and shareholder servicing fee (the “Distribution and Servicing Fee”). Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis. The Fund may use these fees, in respect of the relevant Class, to compensate the Fund’s Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. See “Plan of Distribution.”

Master Fund Expenses

The Master Fund bears its own fees and expenses, including the Management Fee. It also pays fees and expenses incidental to the purchase, holding, and sale of interests in, and bears a pro rata share of the fees, including, but not limited to, any commitment fees, and expenses of, any Infrastructure Funds and recurring investment expenses, including custodial costs, brokerage costs, and interest charges with respect to investments and any other expenses which the Board determines to be directly related to the investment of the Master Fund’s assets, including investment-related due diligence expenses (including, but not limited to, travel expenses). These expenses are indirectly borne, on a pro rata basis, by the Fund, and therefore also by Shareholders.

Fund Expenses

The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund and the Master Fund. As described below, however, the Fund (and the Master Fund, as applicable) bears all other expenses incurred in the business and operation of the Fund (or the Master Fund, as applicable), including amounts that the Fund (or the Master Fund, as applicable) reimburses to the Adviser for administrative services that the Adviser provides or arranges to be provided to the Fund (or the Master Fund, as applicable).

The Master Fund bears all expenses of the Fund, including the Fund’s organizational costs and ongoing operating and offering costs, including, among other things, legal, accounting, printing and other expenses. However, the Fund, and not the Master Fund, will be responsible for operating expenses associated solely with respect to a specific class of Shares. The Fund, through its investment in the Master Fund, bears a pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser, including, but not limited to:  all investment-related expenses (including, but not limited to, fees paid directly or indirectly to the Sponsor Managers), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Infrastructure Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest expense; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Management Fee payable to the Adviser; the expenses relating to the reimbursement of the Adviser in connection with the provision of administrative services to the Fund and the Master Fund; fees and travel-related expenses of the Board who are not employees of the Advisers or any affiliate of the Advisers; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

See “Fund Expenses” for further information.

Commitments by Anchor Investors

In connection with the Reorganization, certain shareholders of the Predecessor Fund (the “Anchor Investors”) received Interests (as defined below). At the commencement of the Master Fund’s operations, besides the capitalization of the Fund and the Master Fund by an affiliate of the Adviser, the Anchor Investors owned, of record and beneficially, almost 100% of the outstanding Master Fund’s shares of limited liability company interests (“Interests”) and one or more of them may be deemed to control the Master Fund. An Anchor Investor may continue to be deemed to control the Master Fund until such time as it owns 25% or less of the outstanding Interests. This ownership will fluctuate as other investors, including the Fund, subscribe for Interests and the Master Fund repurchases Interests in connection with any repurchase offers its Board may authorize. Depending on the size of this ownership interest at any given point in time, it is expected that one or more of the Anchor Investors will, for the foreseeable future, either control the Master Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of interest holders.

Distributions	The Fund intends to make distributions at least annually to Shareholders. See “Distributions.” The Board reserves the right to change the distribution policy from time to time.
Dividend Reinvestment Plan

The Fund operates under a dividend reinvestment plan (“DRIP”) administered by SS&C GIDS, Inc. (“SS&C”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRIP will receive all Distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C no less than 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Distributions to Shareholders are reinvested in full and fractional Shares and such investments are not subject to a minimum investment. See “Distributions—Dividend Reinvestment Plan.”

Board Of Trustees	The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Board members are Independent Trustees. See “Management of the Fund.”
Purchases Of Shares

The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 118 for purchase instructions and additional information.

Class I Shares, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares are offered by this prospectus. The minimum initial investment by a Shareholder for Class S Shares, Class U-2 Shares and Class D Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The minimum initial investment for Class U Shares is $2,500. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the DRIP or as otherwise permitted by the Fund. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive investment minimums. See “Distributions—Dividend Reinvestment Plan.”

Converting Shares

Investors eligible to purchase Class I Shares may convert Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares to Class I Shares. Class S Shares, Class U Shares and Class U-2 Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 118.

Plan of Distribution

ALPS Distributors, Inc., serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions (the “Distributor”). The Fund’s Shares are offered for sale through the Distributor at the NAV of the particular class of Shares plus, with respect to Class S Shares and Class U-2 Shares, the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares. No upfront sales load will be paid with respect to Class I Shares, Class U Shares and Class D Shares, however, if you buy Class U Shares or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine.

The Distributor is not required to sell any specific number or dollar amount of Shares but will use it best efforts to solicit orders for the sale of the Shares. It is anticipated that Shares will not be listed on any securities exchange and the Distributor will not act as a market maker in Shares. Class I Shares are not subject to a Distribution and Servicing Fee.

CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION, has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, wirehouses, regional and independent retail broker-dealers and registered investment advisers.

The Fund may also pay fees to financial intermediaries for sub-administration, sub-transfer agency, sub-accounting and other administrative services outside of its Distribution and Servicing Plan.

The Advisers or their affiliates, including CION Securities, in their discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments.

U.S. Employee Benefit Plans and Arrangements

Employee benefit plans and accounts, including those subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the “benefit plan investors” (within the meaning of Section 3(42) of ERISA) investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA with respect to the assets of any “benefit plan investor” that is a Shareholder, solely as a result of the benefit plan investor’s investment in the Fund. See “Certain ERISA Considerations.”

Unlisted Closed-End Interval Fund Structure

The Fund has been organized as a continuously offered, non-diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).

The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions—through all manner of market environments—until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.

Share Classes

The Fund currently offers five different classes of Shares: Class I Shares, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares. An investment in any Class of Shares of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Class of Shares are different. The fees and expenses for each Class of Shares are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one Class of Shares, the intermediary may help determine which Class is appropriate for you. When selecting a Share Class, you should consider which Share Classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share Class. Investors eligible to purchase Class I Shares may convert Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares to Class I Shares. See “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share Class is best for you. Not all financial intermediaries offer all Classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Valuations

The Fund calculates the net asset value of each class of Shares of the Fund as of the close of business on each day the New York Stock Exchange (“NYSE”) is open for trading or at such times as the Board may determine (each, a “Determination Date”). In determining the net asset value of each class of Shares, the Fund values its investments as of the relevant Determination Date. The net asset value of each class of Shares equals, unless otherwise noted, the value of the total assets of the class, as applicable, less all of the liabilities attributable to the class, including accrued fees and expenses, each determined as of the relevant Determination Date. Class S Shares and Class U-2 Shares are offered for sale through the Distributor at NAV plus the applicable sales load, while Class I Shares, Class U Shares and Class D Shares are offered at NAV. It is expected that the net asset value of each class of Shares will vary over time as a result of the differing fees and expenses applicable to each class.

The Fund’s fair value policies and procedures and valuation practices are designed to comply with Rule 2a-5 under the 1940 Act. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”) and has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, subject to its oversight. As the valuation designee, the Adviser oversees the implementation of the Valuation Procedures and may consult with representatives from the Sub-Adviser, the Fund’s outside legal counsel or third-party consultants in their discussions and deliberations.

In order to assist the Adviser in carrying out its designated responsibilities as the valuation designee, the Adviser has established a committee (the “Valuation Committee”) to oversee the creation, implementation and adherence to policies and procedures governing the valuation of investments, in accordance with the Fund’s Valuation Procedures.   Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange are valued based on their respective market price.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations, the Valuation Committee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Committee makes use of reputable financial information providers in order to obtain the relevant quotations.

The Adviser, as valuation designee, generally fair values the Fund’s Infrastructure Investments that do not have readily available market prices using a practical expedient in accordance with Topic ASC 820 of the Financial Accounting Standards Board (“ASC 820”). Generally, the valuation of interests in Infrastructure Investments are valued based on the valuation information provided by the Sponsor Manager. Sponsor Managers typically provide estimated net asset values or other valuation information on a quarterly basis and the information will typically be as of a date that is several months old by the time the Fund strikes its net asset value on a Determination Date. For this reason, the Fund may apply one or more adjustments to the valuations received, which may include adjustments for cash flows received from or delivered to the Infrastructure Investment after the reference date of the most recently reported net asset value. In addition to adjustments to reflect the net asset value inclusive of cash flows since the reference date, the Adviser may apply other adjustments to reflect estimated change in the fair value of the Fund’s Infrastructure Investment as compared to the date of the last reported net asset value from the Sponsor Manager. There can be no assurance that these adjustments will improve the accuracy of these valuations.

Share Repurchase Program

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a securities exchange at this time. No secondary market is expected to develop for the Fund’s Shares.

The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”), although the NAV is expected to be determined on the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks—Repurchase Offers Risks.”

Summary of Taxation

The Fund intends to elect to be treated for U.S. federal income tax purposes at the end of its first taxable year, September 30, 2025, and intends to qualify annually, through its investments in the Master Fund, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”); the Fund currently expects that it will meet these requirements through its investment in the Master Fund. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund, through its investment in the Master Fund, is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. The Fund currently expects that, through its investments in the Master Fund, it will meet these requirements. Nonetheless, there can be no assurance that the Fund, through its investments in the Master Fund, will so qualify and be eligible. See “Distributions” and “Material U.S. Federal Income Tax Considerations.”

The Fund’s compliance with the diversification and income requirements will be based upon its share of the assets and income of the Master Fund, which will be classified as a partnership for U.S. federal income tax purposes.

With respect to the Fund’s investment in the Master Fund, and the Master Fund’s investments in a partnership, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and the Fund must look through to the character of such items of gross income earned by the partnership, both for purposes of the tax treatment of specific investments made by such partnerships and in applying the RIC qualifying income test. Income derived by the Fund through the Master Fund from an investment in a partnership is treated as qualifying income for RIC purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Similarly, the Fund through the Master Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Master Fund will need to closely monitor its investments in funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements.

Fiscal and Tax Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.
Reports to Shareholders

As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Risk Factors

Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:

●	The Fund’s Shares will not be listed on an exchange, and no secondary market is expected to develop. Thus, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	Unlike an investor in most closed-end funds, Shareholders should not expect to be able to sell their Shares when and/or in the amount they desire regardless of how the Fund performs. An investment in the Fund is considered illiquid.

●	An investor may pay a sales load of up to 3.50% for Class S Shares and up to 2.50% for Class U-2 Shares. Such investor will have to receive a total return at least in excess of the applicable sales load to receive an actual return on such investment.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the appliable sales load with respect to Class S Shares and Class U-2 Shares.

●	The Fund’s distributions may result from expense reimbursements from the Adviser or its affiliates, which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Adviser or its affiliates continue to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

●	The Fund’s distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Adviser or its affiliates continue to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

●	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold for less than the Shareholder’s original investment.

●	Liquidity for the Fund’s Shares will be provided only through quarterly repurchase offers for 5% of Fund’s Shares at net asset value, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage.

●	The Fund intends to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks—Structured Products Risks—Leverage Risk.”

●	Investment in infrastructure assets involves many significant, relatively unusual and acute risks. Project revenues can be affected by a number of factors including economic and market conditions, political events, competition, regulation and the financial position and business strategy of customers. Unanticipated changes in the availability or price of inputs necessary for the operation of infrastructure assets may adversely affect the overall profitability of the investment or related project. Events outside the control of a company, such as political action, governmental regulation, demographic changes, economic growth, increasing fuel prices, government macroeconomic policies, toll rates, social stability, competition from untolled or other forms of transportation, natural disasters, changes in weather, changes in demand for products or services, bankruptcy or financial difficulty of a major customer and acts of war or terrorism, could significantly reduce the revenues generated or significantly increase the expense of constructing, operating, maintaining or restoring infrastructure facilities. In turn, this may impair a company’s ability to repay its debt, make distributions to its owners or even result in termination of an applicable concession or other agreement. As a general matter, the operation and maintenance of infrastructure assets or businesses involve various risks and is subject to substantial regulation, many of which may not be under the control of the owner/operator, including labor issues, failure of technology to perform as anticipated, structural failures and accidents and the need to comply with the directives of government authorities.

●	Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments, although the Fund may also invest directly in an operating company as a lead investor or syndicate partner to a Sponsor Manager. The investments held by Infrastructure Funds and Primary Investments made by the Fund involve the same types of risks associated with an investment in any operating company.

●	The Fund’s Infrastructure Assets may include investments in fixed income securities rated investment grade or non-investment grade (commonly referred to as high yield securities or “junk” securities) and may include investments in unrated fixed income securities.

●	Non-U.S. securities or instruments involve certain factors not typically associated with investing in U.S. securities or instruments, including risks relating to (i) currency exchange matters; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between the U.S. and non-U.S. securities markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less governmental supervision and regulation in some countries; (v) certain economic, social and political risks; (vi) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities or instruments; (vii) differing, and potentially less well developed or well-tested laws regarding creditor’s rights, corporate governance, fiduciary duties and the protection of investors; (viii) difficulty in enforcing contractual obligations; (ix) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; (xi) political hostility to investments by foreign or private investment fund investors; and (xii) less publicly available information.

●	Investing in a master-feeder fund arrangement involves certain risks, including the following:

●	The Fund invests in the Master Fund as part of a master-feeder arrangement in which the Fund and the Master Fund are separate closed-end funds. The Fund is not a separate series of the Master Fund. The Fund’s ability to achieve its investment objective and meet redemption requests is dependent on the Master Fund’s continued ability to do the same.

●	Shareholders will bear certain expenses of the Fund, in addition to fees and expenses associated with the Fund’s investment in the Master Fund.

●	The Fund pursues its investment objectives by investing in the Master Fund. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund’s interests in the Master Fund. However, the Master Fund is advised by the same Adviser and Sub-Adviser as the Fund and intends to conduct its repurchase offers to align their payment timing in a manner that will allow the Fund to pay its quarterly repurchase offer proceeds in accordance with Rule 23c-3 under the 1940 Act.

●	The Fund and the Master Fund have the same investment objective and policies. If the Fund and the Master Fund determine to adopt different investment objectives or policies in the future, the Fund would seek to “despoke” from the Master Fund in whole or in part. Except for the investment restrictions described as “fundamental” in the section of the Statement of Additional Information entitled “Investment Restrictions,” the investment objectives and policies of the Fund are not fundamental and may be changed without the approval of investors in the Fund. Similarly, all non-fundamental investment objectives and policies of the Master Fund may be changed without the approval of investors in the Master Fund (including the Fund). Investors in the Master Fund and in the Fund will be notified if the Master Fund or the Fund changes its investment objectives.

●	Interests in the Master Fund also may be held by investors other than the Fund. These investors may include other investment funds, including investment companies that, like the Fund, are registered under the 1940 Act, and other types of pooled investment vehicles. When investors in the Master Fund vote on matters affecting the Master Fund, the Fund could be outvoted by other investors. The Fund also may be adversely affected otherwise by other investors in the Master Fund.

●	Other investors in the Master Fund may offer shares (or interests) to their respective investors, if any, that have costs and expenses that differ from those of the Fund. Thus, the investment returns for investors in other funds that invest in the Master Fund may differ from the investment return of investors in the Fund.

●	The Master Fund invests in Infrastructure Funds. Infrastructure Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. See "Types of Investments and Related Risks-Principal Risks Related to Infrastructure Investments" and "Types of Investments and Related Risks-Principal Investment Related Risks." In connection with the Master Fund’s investments in Infrastructure Funds, the Master Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

●	Economic and market conditions and factors may materially adversely affect the value of the Master Fund’s investments.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund and the Master Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER TRANSACTION EXPENSES	I Share	S Share	U Share	U-2 Share	D Share
Maximum sales load imposed on purchases(1)	None	3.50%	None	2.50%	None
Maximum early repurchase fee(2)	2.00%	2.00%	2.00%	2.00%	2.00%
ANNUAL FUND EXPENSES (as a percentage of projected average net assets attributable to Shares)
Management Fee(3)	1.60%	1.60%	1.60%	1.60%	1.60%
Acquired Fund Fees and Expenses(4)	0.06%	0.06%	0.06%	0.06%	0.06%
Interest payments on borrowed funds(5)	0.36%	0.36%	0.36%	0.36%	0.36%
Other expenses(6)
Distribution and Servicing Fee(7)	None	0.85%	0.75%	0.75%	0.25%
Remaining other expenses	1.20%	1.20%	1.20%	1.20%	1.20%
Total annual fund expenses	3.22%	4.07%	3.97%	3.97%	3.47%
Less expense limitation and reimbursement(8)(9)	0.00%	0.00%	0.00%	0.00%	0.00%
Total net annual fund expenses	3.22%	4.07%	3.97%	3.97%	3.47%

(1)	Investors purchasing Class S Shares may be charged a sales load of up to 3.50% of the amount invested and investors purchasing Class U-2 Shares may be charged a sales load of up to 2.50% of the amount invested. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. No upfront sales load will be paid with respect to Class D Shares, Class I Shares and Class U Shares, however, if you buy Class D Shares or Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine. Financial intermediaries will not charge such fees on Class I Shares. Your financial intermediary may impose additional charges when you purchase Shares. Please consult your financial intermediary for additional information. See “Plan of Distribution.”
(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. The early repurchase fee will be retained by the Fund for the benefit of the remaining Shareholders.
(3)	The “Management Fee” includes the Fund’s pro-rata portion of the Management Fee payable by the Master Fund. In light of the Advisers’ arrangements with the Master Fund and the fact that the Fund will seek to achieve its investment objective by investing substantially all of its assets in the Master Fund, the Advisers will not charge the Fund a fee for the investment management services provided to the Fund. For any assets of the Fund that are not invested in the Master Fund, the Feeder Fund Management Agreement provides that the Adviser will be entitled to a management fee that is calculated in the same manner as the Management Fee.
(4)	The acquired fund fees and expenses are the expenses indirectly incurred by the Fund as a result of the Master Fund’s investments in the underlying Infrastructure Funds. The AFFE are based on estimated amounts for the Fund’s current fiscal year. Some or all of the Infrastructure Funds in which the Fund intends to invest charge carried interests, incentive fees or allocations based on the Infrastructure Funds’ performance. The Infrastructure Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00% based on committed capital, and approximately 15% to 20% of net profits as a carried interest allocation. The AFFE disclosed above are based on historic returns of the Infrastructure Funds in which the Fund invests, which may change substantially over time, therefore, significantly affecting AFFE. The AFFE shown in the expense table above reflects operating expenses of Infrastructure Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of Infrastructure Funds) and does not reflect any performance-based compensation or carried interest or allocations paid by the Infrastructure Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind. As such, performance-based compensation or carried interest allocations for a particular period may be unrelated to the cost of investing in the Infrastructure Funds. The total annual expenses in this fee table are different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses.
(5)	These expenses represent estimated interest payments the Fund expects to incur in connection with its pro rata share of the Master Fund’s expected use of a credit facility during the current fiscal year. See “GCM Grosvenor and the GCM Grosvenor Infrastructure Platform—Leverage.”
(6)	The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the transfer agent and custodian and includes amounts that the Fund (or the Master Fund, as applicable) reimburses to the Adviser for administrative services that the Adviser provides or arranges to be provided to the Fund (or the Master Fund, as applicable). Other Expenses are estimated for the current fiscal year and may vary.
(7)	The Fund charges a Distribution and Servicing Fee pursuant to a distribution and servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act. Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis. The Fund may use these fees, in respect of the relevant Class, to compensate the Fund’s Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. See “Plan of Distribution.”

(8)	The Master Fund bears all expenses of the Fund, including the Fund’s organizational costs and ongoing operating and offering costs, including, among other things, legal, accounting, printing and other expenses. However, the Fund, and not the Master Fund, will be responsible for operating expenses associated solely with respect to a specific class of Shares. The Adviser has entered into an Expense Limitation and Reimbursement Agreement with the Fund with a term ending one-year from the initial closing date for subscriptions for Shares. The Adviser may extend the Limitation Period for a period of one year on an annual basis. Under the Expense Limitation and Reimbursement Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees and/or it or its affiliate will pay, absorb or reimburse expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund). The Expense Limitation and Reimbursement Agreement limits the amount of the aggregate Operating Expenses of each Class of Shares during the Limitation Period to an amount not to exceed 1.0% of the respective Class’s daily net assets on an annualized basis (the “Expense Cap”). “Specified Expenses” that are not covered by the Expense Limitation and Reimbursement Agreement include: (i) the Fund’s pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser or its affiliates, including the Management Fee and those other fees and expenses disclosed herein under “Fund Expenses”; (ii) all fees and expenses of the investments in which the Fund invests (including the underlying fees of Infrastructure Funds, Infrastructure Assets and other investments); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Infrastructure Funds, Infrastructure Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and/or shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders. If the Fund’s aggregate Operating Expenses, exclusive of the Specified Expenses, in respect of any class of Shares for any month exceeds the Expense Cap applicable to that class of Shares, the Adviser will waive fees or pay or reimburse expenses of the Fund to the extent necessary to eliminate such excess. The Adviser or its affiliates may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and Reimbursement Agreement. To the extent that the Adviser waives fees, reimburses expenses to the Fund or the Adviser or its affiliates pay expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable class of Shares if the ordinary Operating Expenses have fallen to a level below the Expense Cap and the recouped amount does not raise the aggregate level of ordinary Operating Expenses in respect of a class of Shares in the month of recoupment to a level that exceeds any expense cap applicable at such time. The Adviser and the Board have approved the continuance of the Expense Limitation and Reimbursement Agreement through at least July 31, 2026. The Expense Limitation and Reimbursement Agreement may be terminated only by the Board on notice to the Adviser.
(9)	The expense cap applicable to the Master Fund’s Expense Limitation and Reimbursement Agreement with the Adviser is calculated separately from the Fund’s Expense Cap. As described in footnote 8 above, the expenses of the Master Fund are excluded from the Fund’s Expense Cap. The values in the table above reflect the impact of the Master Fund’s Expense Limitation and Reimbursement Agreement with the Adviser which limits the amount of the aggregate Operating Expenses of interests issued by the Master Fund during the Limitation Period to an amount not to exceed 1.0% of such interest’s daily net assets on an annualized basis. See “Fund Expenses” for additional information.

Example:

The purpose of the table above and the example below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear. The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation and Reimbursement Agreement for only the one-year example and the first year of the three-, five- and ten-year examples).

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to Shares remain unchanged and Shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation and Reimbursement Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$32	$99	$168	$352
Class S	$74	$154	$236	$447
Class U	$40	$121	$204	$418
Class U-2	$64	$143	$224	$433
Class D	$35	$107	$180	$375

The example and the expenses in the table above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. The example above exclude the early repurchase fee which would apply if Shares were repurchased within one year of their purchase. If an investor’s Shares are repurchased within one year of their purchase, the Shares would incur the 2.00% early repurchase fee. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Advisory Arrangements.”

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for Shares. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The Fund’s financial statements for the year ended March 31, 2025 were audited by Ernst & Young LLP (“E&Y”), an independent registered public accounting firm. The report of E&Y, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated March 31, 2025 (the “Annual Report”). To request the Fund’s Annual Report, please call (888) 729-4266. The tables below set forth financial data for one Share of each class of beneficial interest outstanding throughout the period presented.

Class D Shares

For the Period January 22, 2025 (Commencement of operations) to March 31, 2025
Net asset value, beginning of period	$25.00
Income from investment operations
Net investment income (loss)(a)	0.07
Net realized and unrealized loss on investments	(0.25)
Total income from investment operations	(0.18)
Distributions
From net investment income	-
From net realized gain on investments	-
Total distributions	-
Net asset value, end of period	$24.82
Total return	(0.72)%
Ratios and supplemental data
Net assets, end of period (000’s)	$20.00
Ratios to average net assets
Ratio of gross expenses to average net assets	2.85%(b)(c)
Ratio of net expenses to average net assets	2.85%(b)
Net investment income	1.56%(b)
Portfolio turnover rate	0%(d)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Annualized.
(c)	Ratio of gross expenses includes net expenses allocated from the Master Fund. Included in allocated net expenses are expense reimbursements of 2.67% to average net assets, which when excluded would result in a gross expense ratio of 5.52%.
(d)	Refer to Consolidated Financial Statements of the Master Fund, included in the Annual Report, for portfolio turnover of the Master Fund.

Class I Shares

For the Period January 22, 2025 (Commencement of operations) to March 31, 2025
Net asset value, beginning of period	$25.00
Income from investment operations
Net investment income (loss)(a)	0.08
Net realized and unrealized loss on investments	(0.25)
Total income from investment operations	(0.17)
Distributions
From net investment income	-
From net realized gain on investments	-
Total distributions	-
Net asset value, end of period	$24.83
Total return	(0.68)%
Ratios and supplemental data
Net assets, end of period (000’s)	$20.00
Ratios to average net assets
Ratio of gross expenses to average net assets	89.26%(b)(c)
Ratio of net expenses to average net assets	3.60%(b)
Net investment income	0.81%(b)
Portfolio turnover rate	0%(d)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Annualized, except for a non-recurring other expense of $15,000, as presented on the Statement of Operations of the Fund, included in the Annual Report.
(c)	Ratio of gross expenses includes net expenses allocated from the Master Fund. Included in allocated net expenses are expense reimbursements of 2.67% to average net assets, which when excluded would result in a gross expense ratio of 91.93%.
(d)	Refer to Consolidated Financial Statements of the Master Fund, included in the Annual Report, for portfolio turnover of the Master Fund.

Class S Shares

For the Period January 22, 2025 (Commencement of operations) to March 31, 2025
Net asset value, beginning of period	$25.00
Income from investment operations
Net investment income (loss)(a)	0.05
Net realized and unrealized loss on investments	(0.25)
Total income from investment operations	(0.20)
Distributions
From net investment income	-
From net realized gain on investments	-
Total distributions	-
Net asset value, end of period	$24.80
Total return	(0.80)%
Ratios and supplemental data
Net assets, end of period (000’s)	$20.00
Ratios to average net assets
Ratio of gross expenses to average net assets	3.45%(b)(c)
Ratio of net expenses to average net assets	3.45%(b)
Net investment income	0.96%(b)
Portfolio turnover rate	0%(d)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Annualized.
(c)	Ratio of gross expenses includes net expenses allocated from the Master Fund. Included in allocated net expenses are expense reimbursements of 2.67% to average net assets, which when excluded would result in a gross expense ratio of 6.12%.
(d)	Refer to Consolidated Financial Statements of the Master Fund, included in the Annual Report, for portfolio turnover of the Master Fund.

Class U Shares

For the Period January 22, 2025 (Commencement of operations) to March 31, 2025
Net asset value, beginning of period	$25.00
Income from investment operations
Net investment income (loss)(a)	0.05
Net realized and unrealized loss on investments	(0.25)
Total income from investment operations	(0.20)
Distributions
From net investment income	-
From net realized gain on investments	-
Total distributions	-
Net asset value, end of period	$24.80
Total return	(0.80)%
Ratios and supplemental data
Net assets, end of period (000’s)	$20.00
Ratios to average net assets
Ratio of gross expenses to average net assets	3.35%(b)(c)
Ratio of net expenses to average net assets	3.35%(b)
Net investment income	1.06%(b)
Portfolio turnover rate	0%(d)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Annualized.
(c)	Ratio of gross expenses includes net expenses allocated from the Master Fund. Included in allocated net expenses are expense reimbursements of 2.67% to average net assets, which when excluded would result in a gross expense ratio of 6.02%.
(d)	Refer to Consolidated Financial Statements of the Master Fund, included in the Annual Report, for portfolio turnover of the Master Fund.

Class U-2 Shares

For the Period January 22, 2025 (Commencement of operations) to March 31, 2025
Net asset value, beginning of period	$25.00
Income from investment operations
Net investment income (loss)(a)	0.05
Net realized and unrealized loss on investments	(0.25)
Total income from investment operations	(0.20)
Distributions
From net investment income	-
From net realized gain on investments	-
Total distributions	-
Net asset value, end of period	$24.80
Total return	(0.80)%
Ratios and supplemental data
Net assets, end of period (000’s)	$20.00
Ratios to average net assets
Ratio of gross expenses to average net assets	3.35%(b)(c)
Ratio of net expenses to average net assets	3.35%(b)
Net investment income	1.06%(b)
Portfolio turnover rate	0%(d)

(a)	Per share numbers have been calculated using the average shares method.
(b)	Annualized.
(c)	Ratio of gross expenses includes net expenses allocated from the Master Fund. Included in allocated net expenses are expense reimbursements of 2.67% to average net assets, which when excluded would result in a gross expense ratio of 6.02%.
(d)	Refer to Consolidated Financial Statements of the Master Fund, included in the Annual Report, for portfolio turnover of the Master Fund.

THE FUND

The CION Grosvenor Infrastructure Fund (the “Fund”) is a non-diversified, closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and operated as an interval fund. The Fund was organized as a Delaware statutory trust on September 20, 2023. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.

The CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund” and together with the Fund, the “Funds”) is registered under the 1940 Act as a non-diversified, closed-end management investment company that operates as an interval fund. The Master Fund was organized as a Delaware limited liability company on March 22, 2023. The principal office of the Master Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.

The Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. This form of investment structure is commonly known as a “master-feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without the approval of investors.

Simultaneous with the commencement of the Master Fund’s operations, GCM Diversified Infrastructure, LLC (the “Predecessor Fund”) was reorganized into the Master Fund (the “Reorganization”).

THE ADVISER AND SUB-ADVISER

CION Grosvenor Management, LLC (the “Adviser”) serves as the investment adviser to both the Master Fund and the Fund. Although no investment decisions are intended to be made at the Fund level, the Adviser will still provide other management services to the Fund. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Adviser is a joint venture between affiliates of GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) (“GCMLP” or the “Sub-Adviser” and together with the Adviser, the “Advisers”) and CION Investment Group, LLC (“CIG” or “CION”) and is controlled by CION.

GCMLP serves as the investment sub-adviser to the Fund and the Master Fund. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act.

The Sub-Adviser has provided investment management and advisory services since 1971. The Sub-Adviser and its affiliates (collectively, “GCM Grosvenor”) is a global alternatives investment firm that manages private equity, infrastructure, real estate, credit, absolute return strategies, and multi-asset class opportunistic investments. GCM Grosvenor is controlled by GCM Grosvenor Inc. (“GCMG”). The Adviser will oversee the management of the activities of the Fund and Master Fund and the Sub-Adviser will be responsible for making investment decisions for the portfolios of the Fund and Master Fund.

CION is an open-source solutions provider and a leading manager and distributor of alternative investment solutions designed to redefine the way individual investors can build their portfolios and help meet their long-term investment goals. CION currently sponsors, among other products, CION Investment Corporation (NYSE: CION), a leading publicly listed business development company that currently manages approximately $1.9 billion in assets, and also sponsors, through CION Ares Management, the CION Ares Diversified Credit Fund, a globally diversified interval fund that currently manages approximately $6.8 billion in assets, each as of March 31, 2025. CION’s affiliated broker dealer, CION Securities, LLC, provides distribution services and has entered into a dealer manager agreement with the Fund.

GCMLP, a wholly owned subsidiary of GCMG, serves as the investment sub-adviser to the Fund and the Master Fund. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act. GCMG is listed for trading on the Nasdaq exchange under the ticker “GCMG.” GCM Grosvenor is controlled by GCMG and employees and former employees of companies associated with GCM Grosvenor, as well as certain other persons formerly associated with GCM Grosvenor. Mr. Michael J. Sacks, the Chairman and Chief Executive Officer of GCMLP, (a) controls 75% of the voting shares of GCMG, and (b) owns a majority interest in Grosvenor Holdings, L.L.C. through several intermediate entities that he controls and of which he is the principal owner.

GCM Grosvenor is a leading global alternative asset management solutions provider with $81.9 billion in assets under management as of March 31, 2025. For over 50 years, GCM Grosvenor has specialized in creating and managing portfolios of alternative investments on behalf of clients and investors. The firm offers clients and investors comprehensive investment solutions for infrastructure, private equity, real estate, hedge fund strategies, and multi-asset class investing. GCM Grosvenor’s client base includes some of the world’s largest pension funds, sovereign wealth entities, corporations and financial institutions, as well as diversified individual investors. GCM Grosvenor has a global presence with headquartered in Chicago and offices in New York, Toronto, London, Frankfurt, Tokyo, Hong Kong, Seoul and Sydney.

USE OF PROCEEDS

Under normal circumstances, the proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies. It is anticipated that proceeds from the sale of Shares will be invested in the Interests of the Master Fund.

Under normal circumstances, the proceeds from the sale of Interests, not including the amount of any applicable sales loads paid by investors, net of the Master Fund’s fees and expenses, are invested by the Master Fund to pursue its investment program and strategies. It is anticipated that the proceeds from the sale of Interests will be invested, as appropriate, in investment opportunities within three to six months after receipt of such proceeds after the Fund’s initial public offering and each subsequent daily closing. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering, primarily after the initial closing date, to certain investments, principally certain Infrastructure Assets, due to the nature of those investments. Delays by the Master Fund to invest assets may occur (i) because of the time typically required to complete investments in Infrastructure Assets (which may be considerable) and (ii) because certain Multi-Asset Secondaries may provide infrequent opportunities to purchase their securities. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to seek to provide current income and long-term capital appreciation.

The Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. This form of investment structure is commonly known as a “master-feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without shareholder approval.

Investment Strategy

The Fund will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses (collectively, “Infrastructure Assets”) including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition, supply chain / logistics and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses), including without limitation, the sectors contained in “Targeted Infrastructure Sectors” below.  A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.

The Fund expects that it will primarily obtain its exposure to Infrastructure Assets through directly acquired Originated Investments, Co-Investments, and Single-Asset Secondaries (each as defined below) and, to a lesser extent over time, investments in portfolios, funds or other investment vehicles that make or hold investments in multiple Infrastructure Assets (“Infrastructure Funds”), primarily through Multi-Asset Secondaries. Infrastructure Assets and Infrastructure Funds are collectively referred to throughout as “Infrastructure Investments”. Investments in Infrastructure Assets will generally be made in the Organisation for Economic Co-operation and Development (“OECD”) countries, principally in North America and Europe.

The Fund intends to invest a portion of its assets in liquid investments, including cash, cash equivalents, fixed income securities and other credit instruments, other short term investments, mutual funds and listed companies such as exchange-traded funds (“ETFs”) and master-limited partnerships (“MLPs”) (collectively, “Liquid Investments”).

The Fund’s investments are expected to primarily be allocated amongst Infrastructure Assets that have core plus and value added risk profiles, and to a lesser extent, core risk profiles. Core risk profiles include operating businesses with predictable cash flows, driven by long term contracts or pricing set by regulatory bodies. Core risk profile assets typically demonstrate strong cash yield, given the predictable nature of their cash flows. Core-plus risk profiles offer characteristics similar to core assets, but the duration of the contractual or regulatory protection around their cash flows is typically shorter, which requires some assumptions around recontracting. The uncertainty associated with recontracting outcomes typically causes buyers to seek higher returns on these assets. Value added risk profiles are characterized by assets that exhibit traditional infrastructure characteristics such as high barriers to entry or provision of essential services, but typically also require the buyer to assume construction risk or growth in some other fashion (merger and acquisition, operational improvements or efficiencies, etc.). Given the execution risk associated with these opportunities, returns are underwritten to higher levels than core plus assets.

The Fund expects to invest across a variety of investment types, Sponsor Managers (as defined below), investment stages, deal sizes and geographies. The Fund expects to make the majority of its investments in previously developed infrastructure or infrastructure-related assets or businesses that generate cash flows, but where investors may seek to increase revenue and/or reduce expenses by creating operating efficiencies, acquiring new equipment making modifications or repurposing of the asset (such investments, “Brownfield” stage investments). A small portion of the Fund’s investments may be made into new projects requiring development and construction that may not be cash flowing at the time of investment (such investments, “Greenfield” stage investments).

The Fund expects to primarily invest in equity or equity-like instruments issued by Infrastructure Assets, but may also invest in debt instruments issued by Infrastructure Assets. The Fund can invest in issuers of any size or market capitalization. The Fund may invest in debt securities of any credit quality, including lower-rated or non-rated debt securities which are commonly referred to as “junk” bonds.

Since the Fund seeks to achieve its investment objective by investing in Infrastructure Assets, the Fund has adopted a fundamental policy to concentrate in infrastructure industries. In addition, under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity or debt securities issued by Infrastructure Investments. The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Infrastructure Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire an Infrastructure Investment, in each case that the Fund reasonably expects to be called in the future, as qualifying Infrastructure Investments for purposes of its 80% policy. The Fund may invest in Infrastructure Assets directly or indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and ETFs. An Infrastructure Asset will directly or indirectly derive at least 50% of its revenues from, or devote at least 50% of its assets to, infrastructure or infrastructure-related assets or businesses. The Fund defines infrastructure as an asset or investment that primarily comprises physical facilities, buildings, equipment, systems, networks and/or services and their associated operations in sectors and industries including energy, power, communication, transportation, social (e.g., education, hospitals, judicial buildings, arenas, housing, recreation, etc.), supply chain and associated logistics, water, waste and the sectors contained under “Targeted Infrastructure Sectors” below. This policy may be changed by the Board, and with at least 60 days’ prior notice to Shareholders. Compliance with this policy is tested no less frequently than quarterly, and is also applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result of the issuance or repurchase of Shares, will not require the Fund to dispose of an investment, however, the Fund will make future investments to come back into compliance as soon as reasonably practicable in accordance with Rule 35d-1 under the 1940 Act. The Fund and the Advisers do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful. For additional information on the types of Infrastructure Assets the Fund will invest in, see “Investment Objective, Opportunities and Strategies—Types of Investments”.

The portfolio will be allocated strategically by the Sub-Adviser, an experienced infrastructure investor with a track record in infrastructure investments dating back to 2003. The Sub-Adviser’s portfolio construction approach is designed to maintain a relatively high level of exposure to Infrastructure Assets while still maintaining appropriate portfolio liquidity to manage Shareholder redemptions. The Sub-Adviser will seek to follow a deliberate approach to portfolio construction focused on generating current yield, maximizing risk-adjusted returns and targeting a variety of investments.

With respect to its own investment restrictions, the Fund will “look through” to the Master Fund’s investments.

Infrastructure Opportunity

A confluence of factors, including economic growth, technological development, population shifts, and urbanization, continue to stress public funding sources, creating a unique and growing opportunity for private investment in infrastructure worldwide. The Global Infrastructure Hub, a not-for-profit organization formed by the G20, estimates that the global infrastructure investment spend will be $94 trillion through 2040, or approximately $3.7 trillion per year to close the current spending gap. The recognition of this capital need, together with the belief that Infrastructure Assets present compelling opportunities for long-term risk-adjusted returns has significantly increased both total inflows of private capital into the sector, as well as the ways in which such capital may be deployed.

The Advisers believe that this infrastructure funding gap, because of its size, presents a continued, growing opportunity for private capital investment in Infrastructure Assets. In response to this growth, the infrastructure market has seen strong inflows of capital and a proliferation of strategies for investing in the sector, including return-based strategies (yield, total return, super core, core, core plus, value added and opportunistic), sector specific strategies (energy, upstream, transportation, telecommunication), capital structure strategies (equity, senior credit, mezzanine and distressed debt), geography-based strategies (North America, Europe, Asia, emerging markets and OECD), development strategies, Greenfield and Brownfield strategies (see “—Target Portfolio Attributes—Target Stage”) and impact strategies (zero carbon, renewables, environmental, social and governance-focused, socially conscious, labor friendly). The Sub-Adviser’s broad sourcing capabilities (as outlined in further detail below) will provide the Fund opportunities to invest across the various specialized strategies, targeting the strategies where the risk reward profile is most attractive at any point in time, and creating a varied experience across the infrastructure investment landscape. A “Sponsor Manager” is an independent investment manager that (i) leads a transaction investing directly into an Infrastructure Asset, typically through a pooled investment vehicle managed by the Sponsor Manager or (ii) manages an Infrastructure Fund.

Within the varied set of strategies that make up the infrastructure market, the Advisers generally expect Infrastructure Assets eligible for inclusion in the Fund’s portfolio to satisfy the following conditions:

●	Underpinned by physical assets within a system of public works of a country, state or region;

●	Provides essential services to the communities which they serve (e.g., utilities, power generation assets, transportation networks, waste management); and

●	High barriers to entry resulting from a comprehensive regulatory framework, high costs of new construction, geographic limitations, long dated contractual incumbency, and/or limited access/transmission.

By satisfying these criteria, the Advisers anticipate that the underlying Infrastructure Assets and/or businesses are likely to experience less volatility, less correlation with economic cycles, longer term, more predictable cash flows, and less exposure to commodity price fluctuations.

In the face of the infrastructure market’s funding gap, strategy proliferation and growing opportunity set, the Advisers believe that the Sub-Adviser’s deep sector expertise, proprietary relationships and sourcing mechanics across strategies, and disciplined approach to investment due diligence present the Fund with a unique opportunity to deliver a set of attractive investments and the opportunity to earn compelling risk adjusted returns.

Targeted Infrastructure Sectors

The infrastructure market has a robust and varied opportunity set today, driven by the factors outlined above. The Fund expects to invest principally across the following infrastructure sectors, where the Sub-Adviser’s team and broad network of relationships have deep asset-level knowledge and where strong secular trends drive a robust investment opportunity set. Within these broad sectors of the infrastructure space, the Sub-Adviser intends to employ a “sector agnostic” approach that allows it to assess each opportunity on a relative basis, selecting those that offer the most compelling risk and return profile at the relevant time.

Sector	Risk/Return Profile	Opportunity Drivers
Transportation
Airports	Lower risk, core plus, valued added returns	Continuing need for modernization and growth, shortage of publicly available capital
Toll Roads / Bridges / Tunnels	Low to moderate risk, core returns	Modernization of outdated infrastructure, technological advances allowing for “managed lanes” and other similar solutions
Public Transport	Varied risk profile	Partnering opportunities with municipalities, including financing opportunities

Sector	Risk/Return Profile	Opportunity Drivers
Rail, Ferries	Risk profile may vary, core plus and value added returns	Disparate ownership, capital expenditure needs, shifting approach to cargo opportunities
Parking (on and off-street)	Varied risk return profiles, related to geographic location of assets	Partnering opportunities with municipalities and universities, optimization opportunities related to technology
Digital Infrastructure
Cell Towers	Moderate risk, core plus and value added returns	Critical backbone of enhanced data usage and 5G rollout
Transmission Networks	Moderate risk, opportunistic returns	Development opportunities, driven by increased data usage and long term contracts
Data Centers	Moderate risk, value added and opportunistic return profiles	Development opportunities underpinned by long term contracts, growing global need
Fiberoptics	Moderate risk, core plus returns	Aging existing infrastructure and increased usage create strong development and upgrade needs
Energy and Energy Transition
Electric transmission line	Generally lower risk unless construction required	Existing assets typically contracted for long term, new build opportunities where population centers are shifting and demand is growing
Electric/gas utilities	Lower risk, regulated rates of return	Opportunistic divestments and Co-Investments
Conventional power generation	Risk profile may vary, core plus and value added returns	Repowering opportunities, Greenfield opportunities, re-contracting opportunities
Renewable power generation	Moderate risk, core and core plus return profiles	Regulatory landscape, technological advancement, environmentally focused and impact-driven capital
Storage facilities	Opportunistic, subject to contract profiles	Shift to renewable energy creates a growing need for storage capacity; technology is still being developed
Supple Chain / Logistics
Warehouse / Cold Storage	Moderate risk, core and core plus return profiles	Growth of movement of agricultural and other refrigerated product, evolution of public platforms and further consolidation of a growing space
Ports	Moderate risk, core and core plus return profiles	Gross domestic product (“GDP”) linkage, capex requirements related to ship size and automation, operational efficiencies

Sector	Risk/Return Profile	Opportunity Drivers
Land Side Shipping	Core plus to value add risk profile and return opportunity	Continuing shift to ecommerce, greater movement of goods, near shoring opportunities
Fleet Management / Parking	Core plus to value add risk profile and return opportunity	Shift to electric fleets, need for consolidated and efficient parking/charging; continued progress in fleet management and technology driven efficiencies
Infrastructure Adjacencies
Services (“asset- lite” infra)	Higher risk, value add returns	Critical need for services to support existing infrastructure, but without underlying assets; opportunities to service renewable installations and other similar concepts
Infra Tech (“smart” infra, batteries, EV)	Higher risk, value add returns	Early stage technologies vying for scale and market share; barriers to entry still lower and opportunities to build dominant platforms
Real Estate / Social infra (housing, education, medical, recreation, waste management)	Moderate risk, core and core plus return profiles	Construction may create opportunity for higher returns, but projects typically supported by municipalities or universities with a critical need

Targeted Risk-Reward Profiles

The infrastructure industry generally characterizes investments as core, core plus, value added and opportunistic based the risk profile for a given investment, as further described below. The Sub-Adviser expects to primarily target investments that the market would consider exhibiting core plus and value added risk profiles, and to a lesser extent, core risk profiles. Opportunistic risk profile investments are not expected to be a meaningful portion of the portfolio.

Profile	Typical Attributes
Core

● Low-risk businesses or assets with little operating risk

● Availability-based revenues from long-term contracts with highly creditworthy counterparties

● Strong cash yield, viewed as an investment alternative to debt

● Can have limited potential for outsized returns due to limited risk profile

● Typically fixed concessions (public-private partnerships) or perpetual assets (regulated utilities)

Core Plus

● Downside protection from contracted cash flows

● Ability to enhance returns through asset optimization, new contracts, growth projects

● Generally has attractive cash yield, though typically lower than core

● Potentially greater exposure to volumetric risk, recontracting risk

Value Added

● Assets or businesses with strong barriers to entry, though returns are driven much more by growth

● Contracted cash flows may have meaningful volumetric exposure

● May also have some exposure to uncontracted or merchant revenues

Opportunistic	● Investments take on private equity-like risks, more reliant on management execution, realizing growth ● Meaningful exposure to uncontracted or merchant revenues

Notwithstanding this general industry view, the Sub-Adviser believes that every asset and opportunity needs to be evaluated on its own merits, and as such, looks at the specific risk and return attributes of a given Infrastructure Asset in order to uncover asymmetries. The Sub-Adviser seeks to identify investments with these asymmetries—i.e., an investment opportunity that has a core/core-plus risk profile but believe can achieve a value added return profile—and seeks to construct a portfolio that achieves the targeted returns profile while minimizing the underlying risk profile.

Types of Investments

The Fund expects the majority of its portfolio will be comprised of directly acquired investments in Infrastructure Assets, which are implemented through Co-Investment, Single-Asset Secondary and Originated Investment structures that typically involve a single underlying asset or investment and, to a lesser extent, portfolio-level acquisitions of Infrastructure Assets through Multi-Asset Secondaries. Infrastructure Assets are generally long-lived physical assets that are valued for their tangible physical qualities in addition to their revenue generation and/or capital appreciation potential. Defining characteristics of Infrastructure Assets include: long useful lives, high barriers to entry, monopolistic market positioning, stable usage, inelastic demand, stable cash flows, and low long-term exposure to commodity prices. Relative to investments in Multi-Asset Secondaries, investments in directly acquired Infrastructure Assets typically involve a more detailed level of due diligence review on the single asset, afford the Fund greater ability to control portfolio construction and can offer a more fee efficient investment implementation (particularly for Co-Investments and Originated Investments).

Directly Acquired Investments

“Originated Investments” are investments that are directly originated by the Sub-Adviser’s infrastructure platform (the “GCM Grosvenor Infrastructure Platform”) and held via a direct interest. These Originated Investments may include a variety of investment structures, investment entry points and investment opportunities, including control investments, minority positions, joint ventures, co-bidding arrangements, preferred equity / debt investments, warehousing arrangements, or investments alongside other Sponsor Manager firms and their Infrastructure Funds. The Fund expects to take advantage of what it believes are the best opportunities within these various investment options to achieve what it believes are the best risk adjusted return. Originated Investments have the benefit of not bearing an additional layer of fees and expenses generally associated with investing in an Infrastructure Fund (although the Fund may still bear transactional expenses). Originated Investments and Co-Investments can be very similar and often differ based on the original sourcing, level of control, specific investment form, certain rights afforded to other Sponsor Manager(s), control of exit and related factors.

“Co-Investments” are investments made directly or indirectly into an Infrastructure Asset in partnership with a third-party Sponsor Manager. A Co-Investment is typically structured either as an investment directly into an Infrastructure Asset through a separate issuer organized as a special purpose vehicle (“SPV”) controlled by the Sponsor Manager. A “Sponsor Manager” is an independent investment manager that (i) leads a transaction investing directly into an Infrastructure Asset, typically through a pooled investment vehicle managed by the Sponsor Manager or (ii) manages an Infrastructure Fund. The Sponsor Manager may also offer third parties, such as GCM Grosvenor, the opportunity to co-invest alongside the Sponsor Manager in the transaction in order to raise the total necessary capital. Investing in Infrastructure Assets through Co-Investments can be a more fee-efficient way to invest than through Infrastructure Funds. While a Co-Investment opportunity is typically the same investment the Sponsor Manager makes for its Infrastructure Fund, co-investors typically will bear no additional layer of fees and expenses or a significantly reduced layer of fees and expenses compared to investing in an Infrastructure Asset through an Infrastructure Fund (although the Fund may still bear transactional expenses). As a result, a Co-Investment can provide exposure to the same underlying investment as an Infrastructure Fund managed by a Sponsor Manager, but in a more fee efficient implementation. Additionally, a portfolio of Co-Investments can include investments alongside a set of industry leading Sponsor Managers and Infrastructure Funds, as opposed to investing in a single Sponsor Manager’s Infrastructure Fund that creates concentration risk around that specific Sponsor Manager’s platform, strategy and other key attributes. The Fund will seek to invest in Co-Investments alongside a varied set of high-quality Sponsor Managers that the Advisers believe have an attractive risk / reward opportunity.

“Single-Asset Secondaries” are investments acquiring an interest in a fund vehicle or SPV that holds a single business or asset (or a group of affiliated businesses or assets) that is known prior to the investment. These investments can be made in a seasoned investment in an Infrastructure Asset or in a new investment vehicle set up specifically to acquire the identified asset. Due to the single asset nature of a Single-Asset Secondary, a greater level of information is typically available and a deeper level of due diligence can be performed compared to an Infrastructure Fund, similar to the diligence performed on other Infrastructure Assets implemented through Co-Investments or Originated Investments. Typically, a Single-Asset Secondary is executed at a discount to the investment’s current NAV in order to compensate the purchaser for providing the seller with liquidity and to compensate for and/or offset the additional layer of fees typically associated with an investment in an Infrastructure Fund. A Single-Asset Secondary acquired at a discount to its NAV may result in an unrealized gain the next time the Fund calculates its NAV. The Fund will seek to acquire Single-Asset Secondaries with attractive risk / reward profiles identified through the same rigorous sourcing and diligence process as those undertaken for Co-Investments and Originated Investments.

Portfolio Acquired Investments

The Fund may also invest in Infrastructure Assets through the acquisition of an existing portfolio of Infrastructure Assets via Multi-Asset Secondaries. Multi-Asset Secondaries are expected to be a smaller portion of the Fund’s Infrastructure Assets than Infrastructure Assets.

“Multi-Asset Secondaries” are investments acquiring an interest in multiple Infrastructure Assets, typically in the form of an interest in an Infrastructure Fund. In a Multi-Asset Secondary, the underlying Infrastructure Fund has typically been at least partially deployed into a set of multiple investments in Infrastructure Assets that are known prior to the Fund acquiring the interest in the Multi-Asset Secondary. The investment may also include a related unfunded commitment to an Infrastructure Fund. Similar to Single-Asset Secondaries, Multi-Asset Secondaries are typically executed at a discount to the portfolio’s current NAV in order to compensate the purchaser for providing the seller with liquidity and to compensate for and/or offset the additional layer of fees typically associated with an investment in an Infrastructure Fund. A Multi-Asset Secondary acquired at a discount to its NAV may result in an unrealized gain the next time the Fund calculates its NAV. Due to the fact that there are multiple investments included in a Multi-Asset Secondary, typically less information is provided by the selling party or the Sponsor Manager on the individual underlying assets, though the Sub-Adviser will still underwrite each Infrastructure Asset in the Multi-Asset Secondary based on the information provided by the Sponsor Manager. The Fund will seek to invest in Multi-Asset Secondaries where it has such an informational advantage or other reason to believe that the investment has an attractive risk/reward profile.

Multi-Asset Secondaries may include both traditional LP-led investments and investments through GP-led processes. LP-led Multi-Asset Secondaries include investments in existing portfolios of interests in Infrastructure Assets, with a focus on mature, largely funded positions. GP-led Multi-Asset Secondaries include secondary opportunities presented from general partner-led recapitalizations, asset sell downs, and platform combinations. These can include multiple assets currently owned by the Sponsor Manager or multi-asset fund continuation vehicles.

Target Portfolio Attributes

The Fund intends to pursue a varied pool of Infrastructure Investments that the Advisers believe represent an attractive risk / reward profile, take advantage of industry trends and seek to mitigate risk. The Sub-Adviser will seek to follow a deliberate approach to portfolio construction focused on generating current yield, maximizing risk-adjusted returns and targeting a variety of investments. As described above in Infrastructure Opportunity, the Sub-Adviser seeks to invest across a number of target sectors and intends to focus on core, core plus and value added risk profiles, while seeking asymmetric return profiles that target to exceed associated risk profiles. In sourcing portfolio investments, the Sub-Adviser expects to consider other important factors, such as limiting investments in Infrastructure Investments where the underlying asset(s) are unknown (i.e., blind pools), and managing the Fund’s exposure to any one investment structure, geography, and investment stage in an attempt to create a varied portfolio across individual investments and Sponsor Managers all as generally outlined below:

Target Investment Structure

As noted above, the Fund expects to primarily invest in equity or equity-like instruments issued by Infrastructure Assets. The Fund expects that these investments will primarily be made through private capital transactions. Under normal circumstances, with respect to the Fund’s investments in Infrastructure Assets, the Fund primarily expects, to be either an influential minority shareholder or controlling shareholder or to make such investments alongside Sponsor Managers and teams that are known well to the Sub-Adviser and that enjoy similar rights. The Fund expects that its investments in Multi-Asset Secondaries will primarily be made where the Sub-Adviser believes the portfolio of Infrastructure Assets or Sponsor Manager has a relative advantage compared to other investment funds or managers, such as differentiated investment strategy, strong record of performance, opportunistic pricing, relative value of the investment opportunity, unique access or relationships or other distinguishing factors.

As noted above, the Fund may also invest in debt instruments issued by Infrastructure Assets. The Fund expects that its investments in debt instruments will not exceed 20% of its total assets under normal conditions, though the Fund may exceed this limit to make investments that are underwritten by the investment team as equity investments but are structured in part as debt investments due to structuring, regulatory, tax, or similar factors unrelated to the underlying investment thesis. The Fund can invest in issuers of any size or market capitalization. The Fund may invest in debt securities at any part of a capital structure, including senior and mezzanine debt, and of any credit quality, including lower-rated or non-rated debt securities which are commonly referred to as “junk” bonds. The Sub-Adviser intends to source debt investments for the Fund where it believes the risk, return and yield profile of these investments can be accretive to the Fund’s overall portfolio construction, and where the capital structure provides added protection against adverse outcomes. The Fund may also invest in preferred equity, including structured investments.

Notwithstanding the foregoing, the actual percentage of the Fund’s portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, the Advisers’ assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests. Certain investments, such as preferred equity investments, could be characterized as either equity or debt depending on the terms and characteristics of such investments.

The Fund may make investments directly or indirectly through one or more wholly owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Fund may form a Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner or for the purpose of facilitating its use of permitted borrowings, such as through a credit facility, or to act as a tax blocker to facilitate compliance with the RIC gross income test in relation to the income earned in respect of certain Infrastructure Assets. Certain Subsidiaries may not be consolidated for income tax purposes and may incur income tax expense as a result of their ownership of Infrastructure Assets. If the Fund uses one or more Subsidiaries to make investments, they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. As the Subsidiaries are wholly owned, they have the same investment strategies as the Fund. The Fund and its Subsidiaries will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Advisers comply with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund and to each of the Subsidiaries under Section 2(a)(20) of the 1940 Act. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. The Bank of New York Mellon serves as the custodian to the Subsidiaries and the Fund. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned or majority-owned by the Fund.

Target Sourcing

The Sub-Adviser expects its broad industry relationships to allow the Fund to source a variety of opportunities to invest in Infrastructure Assets that come from difference sources. Such relationships may also include sourcing investments from a variety of infrastructure industry Sponsor Managers. The Advisers believe this creates a competitive advantage relative to an investment portfolio that is all sourced from a single Sponsor Manager or single investment team.

The Advisers expect that sourcing from a broad range of different industry relations, including multiple Sponsor Managers can improve portfolio construction while still providing investment exposure to industry leading investments and investment teams. It also avoids risks relating to key elements of an individual Sponsor Manager’s investment strategy or platform. This is particularly important with the proliferation of specific strategies for investing in the infrastructure landscape, where a single Sponsor Manager or single Infrastructure Asset may be targeting specific return-based strategies, sector specific strategies, capital structure strategies, geography-based strategies or strategies focused on specific investment stages. The Advisers believe that sourcing a portfolio of investments that differ among these key attributes is an important element of portfolio construction. Notwithstanding the above, the Fund may partner with the same Sponsor Manager across multiple different investments where the Advisers deem appropriate and based on the available investment opportunity set at any point in time.

Target Geographies

The Fund expects the focus of its investment activity to be in North America and Europe, with a smaller portion of its capital reserved to access assets and businesses in other geographies (principally focused in countries with developed economies—i.e., OECD) on an opportunistic basis.

The Advisers expect that this geographic approach will provide opportunities to access transactions where the Sub-Adviser has a keen understanding of the regulatory environment, the rule of law and the markets which these assets and businesses serve. In addition, the Fund expects that this focus will allow for better management by the Sub-Adviser of currency risk and to ensure that strong investments deliver strong financial results. From time to time, if the Sub-Adviser believes that an opportunity outside of these core markets may be prudent, it expects to typically seek a local partner that exhibits the same understanding of the underlying local legal and economic framework that the Sub-Adviser possesses in its core markets.

Target Stage

The Fund expects to make the majority of its investments in previously developed infrastructure assets that generate cash flows, but where investors may seek to increase revenue and/or reduce expenses by creating operating efficiencies, acquiring new equipment making modifications or repurposing of the asset (such investments “Brownfield” stage investments). A small portion of the Fund’s investments may be made into new projects requiring development and construction that may not be cash flowing at the time of investment (such investments “Greenfield” stage investments).

From time to time, the Sub-Adviser expects to electively evaluate later stage (e.g., post-permitting, pre-construction) Greenfield opportunities where the Sub-Adviser believes that risks are under control and the assets, once completed, are likely to represent core infrastructure. In these cases, the Sub-Adviser intends to take particular care to ensure that its underwriting contemplates an appropriate risk and return profile for the stage of development and lack of operating history that the Sub-Adviser is underwriting.

GCM GROSVENOR AND THE GCM GROSVENOR INFRASTRUCTURE PLATFORM

GCM Grosvenor is a leading global alternative asset management solutions provider with $81.9 billion in assets under management as of March 31, 2025. For over 50 years, GCM Grosvenor has specialized in creating and managing portfolios of alternative investments on behalf of clients and investors. The firm offers clients and investors comprehensive investment solutions for infrastructure, private equity, real estate, hedge fund strategies, and multi-asset class investing. GCM Grosvenor’s client base includes some of the world’s largest pension funds, sovereign wealth entities, corporations and financial institutions, as well as diversified individual investors. GCM Grosvenor has a global presence with headquartered in Chicago and offices in New York, Toronto, London, Frankfurt, Tokyo, Hong Kong, Seoul and Sydney.

GCM Grosvenor has an experienced infrastructure investment platform with a track record dating back to 2003. As an early entrant into the infrastructure market, GCM Grosvenor has built longstanding relationships with the infrastructure community and Sponsor Managers that make the firm a “partner of choice” for investment opportunities. GCM Grosvenor seeks to leverage its team’s experience and expertise, deep global relationships and broader investment platform to be a global leader in sourcing and executing investments across the infrastructure landscape. The Advisers expect that the Fund will greatly benefit from GCM Grosvenor’s robust funnel of opportunities with a best-in-class team that has the experience and ability to execute investments across the full infrastructure opportunity set.

GCM Grosvenor’s position is particularly strong investing in Infrastructure Assets (Co-Investments, Originated Investments and Single-Asset Secondaries), where being a “partner of choice” with Sponsor Managers and having a nimble team with backgrounds in direct infrastructure investing can allow GCM Grosvenor to move quickly alongside partners. Infrastructure Asset investment opportunities are particularly attractive for the Fund since they create further diversification across Sponsor Managers and are typically more fee efficient than investments in Infrastructure Funds. Since 2005, GCM Grosvenor has completed 229 infrastructure investments, including execution of 121 investments in Infrastructure Assets.1 GCM Grosvenor continues to grow its sourcing engine and ability to deploy capital in an attractive and varied manner, particularly in investing in Infrastructure Assets. More recently between 2019 and 2023, GCM Grosvenor invested in 133 infrastructure transactions, including 79 Infrastructure Assets. The Fund will seek to utilize this type of varied, high-quality investment flow from GCM Grosvenor to make diversified investments that meet its objectives.

Infrastructure Investment Team

GCM Grosvenor’s infrastructure investment activities are led by a deeply resourced team of 23 infrastructure investment professionals that are focused exclusively on infrastructure investing and are supported by over 36 professionals across operational due diligence, tax and structuring, and risk management. The investment team is led by 16 senior investment professionals with an average of 15 years of investment experience. The professionals on GCM Grosvenor’s infrastructure investment team have led all aspects of program building and investing, including deal flow generation, structuring, due diligence, transaction negotiation, managing and monitoring of investments, and exits. All transaction activity and execution is also supported by GCM Grosvenor’s dedicated Operational Due Diligence and Tax teams, as described further below in Investment Process.

GCM Grosvenor’s infrastructure investment team has professionals located in the U.S., Europe and Asia with backgrounds in direct infrastructure investing, infrastructure co-investing, primary infrastructure fund investments, secondary infrastructure investments, financing, legal, and operations. Given the breadth and depth the GCM Grosvenor’s infrastructure investment team’s capabilities – including backgrounds across Direct Investing, Co-Investment and Primary infrastructure situations – GCM Grosvenor’s team has a keen understanding of how to work with Sponsor Managers, how to think about governance, and how to ensure alignment of interests for the Fund’s various investments.

[1]	“Infrastructure Assets” are defined as infrastructure co-investments/directs and single-asset secondaries.

The team is further supported by the investment resources and deal flow generation from GCM Grosvenor’s broader investment platform, and the team will continue to leverage their expertise when applicable. For example, infrastructure investment opportunities can arise from situations outside Sponsor Managers that are dedicated to infrastructure, such as private equity generalist Sponsor Managers. In such situations, the broader GCM Grosvenor platform can identify such opportunities and direct them to the dedicated infrastructure investment team for review and consideration. This is an example of how GCM Grosvenor’s broader asset management platform can further increase the investment opportunity set and seek to improve outcomes for the Fund.

GCM Grosvenor Infrastructure’s Competitive Strengths

●	Depth and Breadth of GCM Grosvenor Infrastructure Platform. GCM Grosvenor is one of the largest and most tenured alternative asset managers globally, with a deep history investing across the spectrum of infrastructure assets. GCM Grosvenor has a 20 year track record of providing dedicated infrastructure solutions to clients and our senior investment professionals have over 200 years of collective investment experience across the industry landscape.

●	Broad Investment Sourcing Capabilities and Strategic Relationships. GCM Grosvenor’s robust sourcing network is driven by the deep connectivity of the platform and the team across the infrastructure landscape. GCM Grosvenor’s Infrastructure Platform has sourced over 3,000 investment opportunities since inception in 2005, including over 1,600 opportunities in Infrastructure Assets. Given the firm’s long history in the infrastructure market place and experienced team, GCM Grosvenor expects to be able to leverage its vast network of relationships to seek access to best-in-class infrastructure opportunities and deal flow for the Fund.

●	Collaborative “Partner of Choice” For Sponsor Managers. GCM Grosvenor believes that one reason it sees significant high quality deal flow is that the platform is viewed as a “partner of choice” in the infrastructure space due to experience in the market, extensive and deep Sponsor Manager relationships, collaborative approach and reputation as an investor who can move diligently, flexibly and quickly. The firm partners with Sponsor Managers of various sizes, sector focuses and expertise to execute on a diverse set of transactions. As a “partner of choice”, GCM Grosvenor is often a first call for Co-Investment and Secondaries opportunities from Sponsor Managers, creating a significant competitive advantage in sourcing and executing on high quality deal flow. The Fund will seek to leverage this high quality deal flow to create a portfolio of investments that involves several of the top infrastructure industry Sponsor Managers, which the Advisers believe creates a competitive advantage relative to an investment portfolio that is all sourced from a single Sponsor Manager or single investment team.

●	Strong Investment Track Record. GCM Grosvenor has a deep history investing across the spectrum of Infrastructure Assets, including a 20-year track record of providing dedicated infrastructure solutions to clients and an 18-year track record of executing Co-Investments. Since 2005, the Sub-Adviser has entered into 121 Infrastructure Asset investments representing over $8.5 billion of commitments.

●	Co-Investment Transaction and Partnership Expertise. GCM Grosvenor believes that it is a particularly strong partner in the Co-Investment space, which provides a particularly attractive opportunity set for the Fund. In the Co-Investment landscape, among the most important factors considered by Sponsor Managers when selecting Co-Investors can be (1) speed at which the Co-Investment partner can make an investment decision and (2) reliability. To that end, GCM Grosvenor believes its position as a well-known and reliable counterparty can frequently put its clients and funds in a position as sole or largest co-investment partner on attractive, capacity constrained Co-Investment opportunities. Co-Investment transactions generally can provide the Fund with an opportunity to gain exposure to the same investments in an Infrastructure Fund, but will typically have no additional layer of fees and expenses or a significantly reduced layer of fees and expenses compared to investing in an Infrastructure Fund.

●	Robust and Disciplined Investment Process. GCM Grosvenor employs a process driven, rigorous diligence protocol, focused on both investment and operational due diligence, designed to enhance upside potential while still mitigating downside risk. GCM Grosvenor’s Infrastructure Platform has sourced over 3,000 investment opportunities since inception, and through its rigorous screening process has elected to diligence roughly 500 of those opportunities (18% of the total) and completed roughly 120 of those investments (4% of the total). This investment “funnel” reflects not only the robustness of GCM Grosvenor’s Infrastructure Platform as a source of opportunities but also the high standards and selectivity applied to all completed investments, which has contributed to the success of the Sub-Adviser’s prior commingled offerings.

Investment Process

The Fund’s investment approach can be broken down into a number of different stages with due diligence interspersed throughout the entire process. These stages include:

(i)	Deal sourcing

(ii)	Initial evaluation

(iii)	Preliminary due diligence

(iv)	Comprehensive due diligence

(v)	Investment execution

(vi)	Investment monitoring and

(vii)	Exit

The flowchart below outlines the key steps of the process that is undertaken for each potential investment regardless of size, stage, strategy or geography.

Investment Process Flowchart

Deal sourcing. The Sub-Adviser has one of the broadest and most comprehensive sourcing mechanisms in the infrastructure sector. The Sub-Adviser’s wide range of relationships with Sponsor Managers, management teams, advisers, and other industry experts, ensures that the Fund will have access to opportunities across all sectors, geographies, as well as a full suite of targeted prospective risk and return attributes, tenors and transaction sizes. Given the scope of the Sub-Adviser’s sourcing, the portfolio management team is able to be uniquely selective in its approach to the Fund’s portfolio construction, focusing the diligence process only on those opportunities that the Sub-Adviser believes create the best prospects for positive return attributes with risks under control.

Initial evaluation. Once a potential investment opportunity has been sourced and identified, the Sub-Adviser assigns a deal team to perform initial due diligence. Based on the deal team’s assessment of key materials and an initial meeting or call, the Sub-Adviser evaluates the investment merits and the suitability of the investment. The deal teams present their initial results in a peer review process to the senior infrastructure team members. This group meets weekly and performs a preliminary review of the investment opportunities before proceeding with more thorough diligence. The peer review process also is used prior to bringing any investments to the Investment Committee for review or approval. The key areas, among many factors discussed, focus on investment merits and portfolio fit.

Preliminary due diligence. For Co-Investments, Primaries, and Secondaries, the assigned deal team performs preliminary due diligence on a proposed investment in order to more thoroughly analyze the key risks and merits identified during initial evaluation. At this stage, the deal team conducts a detailed analysis of the proposed investment and initiates informal reference calls as appropriate for the situation.

Comprehensive due diligence. The objective of comprehensive due diligence is to determine whether an investment opportunity is well-positioned to generate superior risk-adjusted returns. In seeking to achieve this objective, the Sub-Adviser conducts two rigorous, independent due diligence processes. Investment due diligence is conducted by GCM Grosvenor’s infrastructure investment team, and operational due diligence is conducted by a separate and distinct Operational Due Diligence Team. At the end of comprehensive due diligence, potential investments must be independently approved by both the Fund’s Investment Committee and the Sub-Adviser’s Operations Committee in order to be executed and included in the Fund.

Comprehensive Investment Due Diligence

Investment due diligence involves a collective effort by the deal team. It often includes, but is not limited to:

●	On-site meetings of potential investment company management and Sponsor Managers

●	In-depth analysis of the portfolio company (or fund, as applicable), growth prospects and industry dynamics

●	Investment attribution and value creation

●	Revaluation of prior fund’s and portfolio company’s unrealized investments (typically for Secondary and Primary investments)

●	Analysis of historical financial performance

●	Evaluation of investment risks

●	The exact type of work done will vary slightly based on the type of investment being evaluated.

Comprehensive Operational Due Diligence

Operational due diligence is performed by the Sub-Adviser’s Operational Due Diligence Team, which is comprised of members of GCM Grosvenor’s Legal and Finance Departments. The team is responsible for operational due diligence efforts across alternative investments and its review is independent of the investment due diligence teams.

The goals of operational due diligence process are to:

●	Evaluate risk: Determine whether an investment meets operational due diligence standards

●	Mitigate risk: Seek to avoid losses and reputational risks arising from operational issues

●	Structure investments: Evaluate the legal and governance structure and terms of investment

●	Enhance terms: Negotiate improved terms

In seeking to achieve these goals, the team performs three main assessments, though the nature and extent of operational due diligence procedures performed varies depending on the structure of the investment and negotiation:

(i) Background Investigations. Independent private investigation firms that specialize in the financial services industry conduct background investigations of prospective operating company management / Sponsor Managers on the Sub-Adviser’s behalf.

(ii) Operational Capabilities and Internal Controls Review. Assesses whether a potential Sponsor Manager has created a strong, institutional-quality internal control environment for any investment vehicle or structure into which the Fund may invest and whether it has engaged appropriate key service providers.

(iii) Legal and Structuring Review. Experienced in-house attorneys on the Sub-Adviser’s Operational Due Diligence Team, with assistance from outside counsel as appropriate, review and negotiate relevant documentation relating to a prospective investment.

Committee Approvals

Upon completion of comprehensive due diligence, prospective investments must be independently reviewed and approved by majority votes of both the Fund’s Investment Committee and the Sub-Adviser’s Operations Committee in order to be executed.

Execution: An essential step in the investment process is seeking to negotiate favorable terms and conditions, regardless of the type of investment. Legal review of the investment documents typically begins at the preliminary stages with the goal of ensuring that the terms are appropriate and the manager’s/sponsor’s interests are aligned with our clients’ interests. Our investment professionals actively participate in the negotiation of various terms, including fee and expense-related terms, information rights, manager/sponsor alignment of interests, establishment of advisory committees, voting issues, conflicts of interests, and defined limitations on permissible investment activities.

Once an investment has been approved by the Investment Committee and Operations Committee, we typically work with outside counsel to review and negotiate legal documentation. The deal team typically then works with outside counsel to create and submit comments to the legal documentation. Thereafter, we work to negotiate final terms and to execute documents.

Investment Monitoring: After an investment is executed, the Sub-Adviser employs a hands-on approach to monitoring investments from an investment and operational perspective. Senior members of the deal team assigned to an investment remain actively involved and closely monitor each investment through its exit. The team employs distinct monitoring procedures depending upon if the investment is a Co-Investment or a Primary Fund / Secondary investment. Both include in-depth qualitative and quantitative reviews of the investment on a regular basis. The Sub-Adviser’s investment monitoring program includes:

●	Participation in corporate and advisory boards: The Sub-Adviser’s board presence allows it to provide active input on the activities of applicable company investments and/or funds. With respect to investments in Infrastructure Assets, a senior member of the infrastructure investment team often takes a board / observer position and/or receives information arising from board meetings. In such a position, the Sub-Adviser is able to keep close visibility on the performance of the Fund’s investments, ask questions, and pursue issues with both company management and Sponsor Managers.

●	Prepare valuation reviews for portfolio companies: With respect to investments in Infrastructure Assets, members of the deal team perform valuation reviews of each portfolio company, independently from the Sponsor Manager (if applicable), on a quarterly basis. Valuations are then submitted for review by the Sub-Adviser’s independent Valuation Team, which is part of the Finance Department. Valuations are ultimately approved by the Investment Committee, and the Sub-Adviser’s Valuation Committee also provides governance and oversight with respect to the valuation process.

●	Monitor financial performance of investments in Infrastructure Assets: Members of the deal team, Fund Accounting and Analysis Team, and Valuation Team, as appropriate, review written reports and materials provided by Sponsor Managers and/or portfolio companies on a monthly and/or quarterly basis. Where applicable, the Sub-Adviser may obtain additional insights regarding the Fund’s investments as a board member or observer, which can allow the Sub-Adviser to more closely track investment performance.

●	Review of portfolio management and performance of fund investments: Members of the deal team conduct comprehensive qualitative and quantitative reviews of fund investments. These reviews cover a number of areas including: (i) adherence to basic strategy and areas of core competence; (ii) stability of the Sponsor Manager’s management team; and (iii) benchmarking the drawdown, investment and distribution performance of the Sponsor Manager with industry benchmarks across a number of variables including fund type and vintage year.

●	Periodic interaction and dialogue with Sponsor Managers: Senior members of the infrastructure investment team attend annual meetings and regularly meet with Sponsor Managers, portfolio company management and other investors.

●	Review press reports: Members of the deal team review press reports for references to investment companies and Sponsor Managers in which the Fund is invested.

●	Participation in industry conferences: Senior members of the infrastructure investment team regularly participate in industry conferences and seminars as speakers, sponsors and attendees, as well as in many industry associations. Such activities help the investment team to better monitor investments through the growing and maintaining of the team’s large network of infrastructure contacts and the sharing of best investment-related practices with other industry participants.

Operations Monitoring: The Operational Due Diligence Team also employs a comprehensive operational monitoring program, which is separate and distinct from the infrastructure investment team’s investment monitoring program. The goal of the Sub-Adviser’s operational monitoring program is to monitor and manage, on an ongoing basis, operational risks associated with infrastructure investments. The Sub-Adviser seeks to identify “change events” to cause the re-underwriting of portions of its due diligence and re-evaluate the investment.

The operational monitoring program is supported by activities performed by the Sub-Adviser’s Fund Accounting and Analysis Team, Valuation Team and Operations Team. These teams employ various monitoring procedures depending upon if the investment is a Co-Investment or an investment in Infrastructure Funds. The Sub-Adviser’s operational monitoring program typically includes the general procedures, detailed below:

●	Review of periodic correspondence from the Sponsor Manager, and/or portfolio companies, designed to identify any changes to a business, operations or infrastructure

●	Review of legal documentation modifications and amendments proposed by Sponsor Manager

●	Analytic review of performance reporting (e.g., timeliness; accuracy; consistency of reported returns, fees, and carried interest with the Sub-Adviser’s expectations)

●	Review and analysis of audited financial statements received each year from each underlying fund or Sponsor Manager vehicle

●	Review of press reports referencing any Sponsor Manager, fund, or portfolio company

●	Preparation and review of annual questionnaires to Sponsor Managers, covering operational risks and internal controls

Investment Exit: The Sub-Adviser intends to seek to ensure maximum flexibility across the Fund’s investments in order to exit through a variety of different vehicles and avenues. Some of the potential exit mechanics that the Sub-Adviser’s team has employed successfully in the past include: recapitalizations, direct sales to both financial and strategic buyers, secondary sales, and initial public offerings. The Advisers believe in the value of a well-planned exit as well as the value of a flexible approach to seek that the path to exit maximizes the return outcome for its investors. In addition to pursuing attractive exit opportunities, Infrastructure Assets typically have very long lives and can be held for a longer duration than many other types of investments. Therefore, the Fund may also choose to hold attractive investments and continue to realize current yield and appreciation in NAV over a longer time horizon, as appropriate to meet the Fund’s objectives.

Favorable Structure

The Fund’s structure solves many of the common challenges that have historically restricted access for individual investors in Infrastructure Assets. The Fund offers a favorable structure as compared to closed-ended private funds, including 1099 tax reporting instead of K-1s, a single investment instead of recurring capital calls, and potential liquidity in the form of a share repurchase program.

Leverage

The Fund may incur entity-level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with liquidity. The Master Fund expects to enter into a revolving credit facility for the purpose of investment purchases and other liquidity measures, subject to the limitations of the 1940 Act for borrowings.

The Fund’s investments in Infrastructure Investments may also utilize leverage secured against assets of the Infrastructure Investment itself. If an operating entity were to default on a loan, the lender’s recourse would be to the assets of the Infrastructure Investment and the lender would typically not have a claim to other assets of the Fund or its subsidiaries. Borrowings at the individual investment level are not subject to the Asset Coverage Requirement described below. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain assets and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008 or the current global pandemic. In general, the use of leverage by the Fund’s assets may increase the volatility of their values and of the value of the Shares. See “Types of Investments and Related Risks — Principal Investment Related Risks — Leverage Utilized by the Fund.”

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness (less all liabilities and indebtedness not represented by Investment Company Act leverage), including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness but excluding all liabilities and indebtedness not represented by Investment Company Act leverage). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the Asset Coverage Requirement if effected in compliance with applicable SEC rules and guidance. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred stock (“Preferred Stock”) in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities and indebtedness not represented by Investment Company Act leverage) immediately after such issuance. As of the date of this prospectus, the Fund had no Preferred Stock outstanding.

Borrowings (and any Preferred Stock) have seniority over Common Stock. Any borrowings and Preferred Stock (if issued) leverage investments in Common Stock. Holders of Common Stock bear the costs associated with any Borrowings, and if the Fund issues Preferred Stock, holders of Common Stock bear the offering costs of the Preferred Stock issuance. The Board may authorize the use of leverage through Borrowings and Preferred Stock without the approval of the holders of Common Stock.

The Fund might not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including the Advisers’ outlook for the market and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund’s leveraging strategy will be successful.

The following table illustrates the effect of leverage on returns from an investment in the Fund’s Shares, reflecting the Fund’s pro rata share of the Master Fund’s expected average usage of 1.0% of the size of a credit facility during the current fiscal year, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $80 million in average total Fund assets and $400.6 million in average total Master Fund assets, (ii) a weighted average cost of funds of 242.31%, (iii) $0.12 million in borrowings outstanding attributable pro rata to the Fund's ownership of the Master Fund (i.e., assumes the Master Fund borrows funds equal to 0.15% of its average net assets during such period) and (iv) $80 million in average Shareholders’ equity and $400 million in average Master Fund shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders	-10.36%	-5.36%	-0.36%	4.64%	9.64%

Similarly, assuming (i) $80 million in average total assets, (ii) a weighted average cost of funds of 242.34% and (iii) $0.12 million in borrowings outstanding attributable pro rata to the Fund’s ownership of the Master Fund, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.36% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Hedging

The Fund may make investments in Infrastructure Investments the functional currency of which is not the U.S. dollar, and the Fund may (but will not be required to) hedge any foreign currency exposure. The Fund may also invest in foreign instruments and illiquid and restricted securities.

In order to manage risk with respect to its investments, including the risk of adverse movements in currency exchange rates, the Fund or an Infrastructure Fund may (but is not obligated to) employ hedging techniques through the purchase of swaps, derivatives and other similar instruments. There can be no guarantee that suitable hedging instruments will be available at the time when the Fund or an Infrastructure Fund wishes to use them, or that the Fund or an Infrastructure Fund to be able to eliminate its entire exposure to exchange rate fluctuations or other risks through the use of hedging. Additionally, in the event of an imperfect correlation between a position in a hedging instrument and the portfolio position that it is intended to protect, or because of the cost of any such hedging transaction, the desired protection may not be obtained and the Fund or such Infrastructure Fund may be exposed to increased risk, including a risk of substantial loss. The use of hedging techniques will incur costs and expenses, which may reduce the returns of the Fund, and the Fund will bear all such costs and expenses, even if such hedging does not prevent a loss to the Fund.

TYPES OF INVESTMENTS AND RELATED RISKS

Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Shares could decline, and investors may lose all or part of their investment. Furthermore, the impact of a particular risk on an Infrastructure Investment, including those managed by a Sponsor Manager, will impact the Master Fund and, in turn, have a corresponding impact on the Fund.

Principal Risks Related to Infrastructure Investments

Infrastructure Risk. Investment in Infrastructure Assets involves many significant, relatively unusual and acute risks. Project revenues can be affected by a number of factors including economic and market conditions, political events, competition, regulation and the financial position and business strategy of customers. Unanticipated changes in the availability or price of inputs necessary for the operation of Infrastructure Assets may adversely affect the overall profitability of the investment or related project. Events outside the control of a company, such as political action, governmental regulation, demographic changes, economic growth, increasing fuel prices, government macroeconomic policies, toll rates, social stability, competition from untolled or other forms of transportation, natural disasters, changes in weather, changes in demand for products or services, bankruptcy or financial difficulty of a major customer and acts of war or terrorism, could significantly reduce the revenues generated or significantly increase the expense of constructing, operating, maintaining or restoring infrastructure facilities. In turn, this may impair a company’s ability to repay its debt, make distributions to its owners or even result in termination of an applicable concession or other agreement. As a general matter, the operation and maintenance of Infrastructure Assets or businesses involve various risks and is subject to substantial regulation, many of which may not be under the control of the owner/operator, including labor issues, failure of technology to perform as anticipated, structural failures and accidents and the need to comply with the directives of government authorities. Although companies may maintain insurance to protect against certain risks, where available on reasonable commercial terms (such as business interruption insurance that is intended to offset loss of revenues during an operational interruption), such insurance is subject to customary deductibles and coverage limits and may not be sufficient to recoup all of a company’s losses. Furthermore, once Infrastructure Assets become operational, they may face competition from other Infrastructure Assets in the vicinity of the assets they operate, the presence of which depends in part on governmental plans and policies.

Specific infrastructure investment risks include:

●	risks associated with due diligence;

●	risks associated with construction;

●	commodity price risks;

●	risks associated with public demand and usage;

●	risks associated with strategic assets;

●	risks associated with privatizations;

●	risks associated with the energy sector;

●	risks associated with the utility industry;

●	project-specific risks;

●	risks related to infrastructure operations;

●	risks associated with asset-level management;

●	risks associated with concession agreements;

●	competition in the infrastructure investment space;

●	statutory and regulatory risks associated with infrastructure projects;

●	risks associated with environmental regulations;

●	inflation and interest rate risks; and

●	risks associated with documentation.

Due Diligence Risk. The Fund or Infrastructure Funds may make investments where market and financial information is limited. Formal business plans, financial projections and market analyses may not be available. Public information on such potential Infrastructure Assets may be difficult to obtain or verify. In addition, the Fund may find it cost-prohibitive to obtain certain information which would be easily obtainable in more developed countries. While the Fund will endeavor to conduct rigorous due diligence on each company in which it invests, no assurance can be given that it will obtain the information or assurances that an investor in a more sophisticated economy would generally expect to obtain before committing to an investment.

Construction Risk. In connection with any new development project (i.e., a “Greenfield” project), expansion of a facility or acquisition of a facility in late-stage development, a company may face construction risks typical for infrastructure businesses, including: (i) labor disputes, shortages of material and skilled labor or work stoppages, (ii) slower than projected construction progress and the unavailability or late delivery of necessary equipment, (iii) less than optimal coordination with public utilities in the relocation of their facilities, (iv) adverse weather conditions and unexpected construction conditions, (v) accidents or the breakdown or failure of construction equipment or processes, and (vi) catastrophic events such as explosions, fires and terrorist activities and other similar events beyond the Fund’s control. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of construction activities once undertaken, any of which could have an adverse effect on the Fund and on the amount of funds available for distribution to the Fund. Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations and unanticipated problems with project startup. Such unexpected increases may result in increased debt service costs and funds being insufficient to complete construction, which in turn may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required. Delays in project completion can result in an increase in total project construction costs through higher capitalized interest charges and additional labor and material expenses and, consequently, an increase in debt service costs. Delays may also affect the scheduled flow of project revenues necessary to cover the scheduled operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. In addition, risks inherent in construction work may give rise to claims or demands against a company from time to time. Moreover, market conditions may change during the course of construction that make such development less attractive than at the time it was commenced.

Commodity Risk. Investments may be subject to commodity price risk, including, without limitation, the price of electricity and the price of fuel. The operation and cash flows of the Fund’s investments may depend, in some cases to a significant extent, upon prevailing market prices for energy commodities. Historically, the markets for oil, gas, coal and power have been volatile. This volatility is likely to continue in the future. Market prices of these energy commodities may fluctuate materially depending on a variety of factors beyond the control of the Fund, including, without limitation, weather conditions, foreign and domestic supply and demand, force majeure events, changes in law, governmental regulations, price and availability of alternative fuels and energy sources, international political conditions, actions of the Organization of Petroleum Exporting Countries (and other oil- and natural gas-producing nations) and overall economic conditions.

Public Demand and Usage Risk. The Fund may make investments that derive substantially all of their revenues from tolls, tariffs or other usage-related fees. Users of the applicable service may react negatively to any adjustments to the applicable rates, or public pressure may cause a government or agency to challenge such rates. In addition, adverse public opinion, or lobbying efforts by specific interest groups, could result in government pressure to reduce rates or to forego planned rate increases. It cannot be guaranteed that government entities with which a portfolio company has concession agreements will not try to exempt certain users from tolls, tariffs or other fees or negotiate lower rates. If public pressure or government action forces a portfolio company to restrict its rate increases or reduce their rates, and it is unable to secure adequate compensation to restore the economic balance of the relevant concession agreement, the Fund’s business, financial condition and results of operations could be adversely affected. Even though the Fund will target assets that are anticipated to be subject to lower demand, usage, and patronage risk, the Fund may not be able to eliminate these risks. To the extent that the Advisers assumptions regarding the demand, usage, and patronage of assets prove incorrect, the Fund’s financial returns could be adversely affected. Some portfolio companies may be subject to seasonal variations. Accordingly, the Fund’s operating results for any particular investment in any particular quarter may not be indicative of the results that can be expected for such investment throughout the entire year.

Strategic Asset Risk. Certain investments may be in public infrastructure that constitute significant strategic value to public or governmental bodies. Strategic assets are assets that have a national or regional profile, and may have monopolistic characteristics. The nature of these assets could generate additional risks not common in other industry sectors. Given their national or regional profile and/or their irreplaceable nature, strategic assets may constitute a higher risk target for terrorist acts or political actions. Any terrorist attacks that occur at or near infrastructure facilities would likely cause significant harm to employees, assets and, potentially, the surrounding community. Insurers may offer a limited amount of or no insurance coverage for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. A terrorist attack may result in liability far in excess of available insurance coverage. A terrorist attack on an Infrastructure Asset may also have adverse consequences for all assets of that type, including assets in which the Fund invests. For example, as a result of a terrorist attack in the vicinity of an Infrastructure Asset, the Infrastructure Asset may be forced to increase preventative security measures or expand its insurance coverage, adversely affecting the profitability of an investment in that asset. Similarly, a terrorist attack could cause reduced patronage, usage and demand for an entire class of Infrastructure Investments in the region of the terrorist attack, which could adversely affect the profitability of the Fund’s investments. Given the essential nature of the services provided by Infrastructure Assets, there is also a higher probability that the services provided by such assets will be in constant demand. Should an owner of such assets fail to make such services available, users of such services may incur significant damage and may, due to the characteristics of the strategic assets, be unable to replace the supply or mitigate any such damage, thereby heightening any potential loss from third-party claims.

Privatization Risk. The Fund may invest in state-owned enterprises that have been or will be transferred from government to private ownership. There can be no assurance that any privatizations will be undertaken or, if undertaken, that such plans will be successfully completed or even completed at all. There can also be no assurance that, if a privatization is undertaken on a private placement basis, the Fund will have the opportunity to participate in the investing consortium. Investors should also be aware that changes in governments or economic factors could result in a change in a country’s policies on privatization. Should these policies change in the future, it is possible that governments may determine to return infrastructure projects to public ownership. The level of compensation that would be provided to the owners of the private companies concerned cannot be accurately predicted but could be substantially less than the amount invested in such companies.

Energy Sector Risk. The operations of energy companies are subject to many risks inherent in the transporting, processing, storing, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, coal, refined petroleum products or other hydrocarbons, or in the exploring, managing or producing of such commodities, including, without limitation: damage to pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction and farm equipment; leaks of natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons; and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, and may result in the curtailment or suspension of their related operations, any and all of which could result in lower than expected returns to the Fund.

Utility Industry Risk. The Fund may make certain investments in and relating to the utility asset class. In many regions, including the U.S., the electric utility industry is experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demands, technological advances, greater availability of natural gas and other factors. In response, for example, FERC has proposed regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity; similar actions are being taken or contemplated by regulators in other countries. A number of countries, including the U.S., are considering or implementing methods to introduce, promote and retain competition. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of independent power generation projects into which the Fund may invest may come under increasing pressure. Deregulation is fueling the current trend toward consolidation among domestic utilities, but also the disaggregation of many vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional significant competitors could become active in the independent power industry.

Project Risk. The successful development of new or expansion infrastructure projects entails a variety of risks (some of which may be unforeseeable at the time a project is commenced) and may require or result in the involvement of a broad and diverse group of stakeholders who will either directly influence or potentially be capable of influencing the nature and outcome of the project. Such factors may include: political or local opposition, receipt of regulatory approvals or permits, site or land procurement, environmentally related issues, construction risks and delays (such as late delivery of necessary equipment), labor disputes (such as work stoppages), counterparty non-performance, project feasibility assessment and dealings with and reliance on third-party consultants. When making a portfolio investment value may be ascribed to infrastructure projects (new or expansion) that do not achieve successful implementation, potentially resulting in a lower than expected internal rate of return over the life of the investment. In addition, there are significant capital expenditures associated with the development and operating costs of Infrastructure Assets generally.

To the extent that the Fund invests in companies providing services or products (such as, for example, exploratory drilling rigs and support services) to participants in the natural resources exploration, development, extraction and transportation industries (such as, for example, oil, natural gas or minerals), the failure of such industry participants successfully to locate, develop, extract or transport such resources could materially impact the demand for the services or products of such companies, adversely affecting their performance and the Fund’s or such Infrastructure Investment’s investment therein.

Operational and Technical Risks and Force Majeure; Government Interventions Risk. The operations of infrastructure projects are exposed to unplanned interruptions caused by significant catastrophic and force majeure events, such as war, acts of God, pandemics, cyclones, earthquake, landslide, flood, explosion, fire, terrorist attack, social unrest, major plant breakdown, pipeline or electricity line rupture or other disaster. Operational disruption, as well as supply disruption, could adversely affect the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. Business interruption insurance is not always available, or economical, to protect the business from these risks. Industrial action involving employees or third parties may disrupt the operations of infrastructure projects. Infrastructure projects are exposed to the risk of accidents that may give rise to personal injury, loss of life, damage to property, disruption to service and economic loss. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable, pre-agreed time period.

The Fund’s investments may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, war, terrorism, labor strikes and pandemics or other public health crises – see “Risks Relating to Current Events—Market Disruption and Geopolitical Risk” below for more information). Some force majeure events may adversely affect the ability of a party (including a portfolio company or a counterparty to the Fund) to perform its obligations until such force majeure event is remedied. In addition, the cost to a portfolio company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. There can be no assurance that each portfolio company will be fully insured against all risks inherent to their businesses. If a significant accident or event occurs that it is not fully insured, it could adversely affect the operations and financial condition of such portfolio company, and hence, the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry, the assertion of control over one or more companies or its assets, changes in the regulatory landscape or the imposition of significant travel or other restrictions, could result in a loss to the Fund, including if its investment in such portfolio company is canceled, unwound or acquired (which could be without any compensation or what the Fund considers to be adequate compensation).

Asset-Level Management Risk. The management of the business or operations of a portfolio company or may be contracted to a third-party management company unaffiliated with the Fund. Although it would be possible to replace any such operator, the failure of such an operator adequately to perform its duties or to act in ways that are in the company’s best interest, or the breach by an operator of applicable agreements or laws, rules, and regulations, could have an adverse effect on the company’s financial condition or results of operations.

A third-party management company may suffer a business failure, become bankrupt, or engage in activities that compete with a portfolio company. These and other risks, including the deterioration of the business relationship between the Fund and the third-party management company, could have an adverse effect on a portfolio company.

Should a third-party management company fail to perform its functions satisfactorily, it may be necessary to find a replacement operator, which may require the approval of a government or agency that has granted a concession with respect to the relevant company. It may not be possible to replace an operator in such circumstances, or do so on a timely basis, or on terms that are favorable to the Fund.

Contract Risk. An infrastructure investment’s operations may rely on government licenses, concessions, leases, or contracts that are generally very complex and may result in a dispute over interpretation or enforceability. Even though most permits and licenses are obtained prior to the commencement of full project operations, many of these licenses and permits have to be maintained over the project’s life. If a portfolio company fails to comply with these regulations or contractual obligations, it could be subject to monetary penalties or may lose its right to operate the affected asset, or both. Where a portfolio company holds a concession or lease from a government body, such arrangements are subject to special risks as a result of the nature of the counterparty. The lease or concession may contain clauses more favorable to the government counterparty than a typical commercial contract. In addition, there is the risk that the relevant government body will exercise sovereign rights and take actions contrary to the rights of a portfolio company or under the relevant agreement. Certain investments may require the use of public ways or may operate under easements. Governments may retain the right to restrict the use of such public ways or easements or require a company to remove, modify, replace or relocate facilities relating to Infrastructure Assets at its own expense. If a government exercises these rights, a portfolio company could incur significant costs and its ability to provide service to its customers could be disrupted, which could adversely impact the performance of such investment.

Competitive Marketplace Risk. Once Infrastructure Assets become operational, they will face competition from other infrastructure and infrastructure-related assets and/or businesses in the vicinity of the assets they operate, the presence of which depends in part on government plans and policies. For example, an increase in the number and convenience of alternative routes and competition from other modes of transportation could reduce traffic on toll roads operated by an investment of the Fund thus materially and adversely affecting the Fund’s performance. Such competition may materially and adversely affect the Fund’s business, financial conditions and results of operations.

Regulatory Risk. The Fund’s investment projects may be subject to statutory and regulatory requirements, including those imposed by zoning, environmental, safety, labor and other regulatory or political authorities. For example, investment acquisitions and dispositions by the Fund may be subject to Federal Energy Regulatory Commission approval under the U.S. Federal Power Act, as amended. In addition, the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, could have a material adverse effect on the investments of the Fund and thus on the Fund’s ability to meet their investment objectives. Such changes could necessitate the creation of new business models and the restructuring of investments to satisfy regulatory requirements, which may be costly and/or time consuming. Statutory and regulatory requirements also may require the Fund to obtain certain permits or approvals from government entities. In the U.S., certain acquisitions may be subject to approval by the Committee on Foreign Investment in the U.S. There can be no assurance that a portfolio company or Underlying Investment will be able to (i) obtain all required regulatory approvals that it does not yet have or that it may require in the future, (ii) obtain any necessary modifications to existing regulatory approvals, or (iii) maintain required regulatory approvals. Delay in obtaining or failure to obtain and maintain in full force and effect any regulatory approvals, or amendments thereto, or delay or failure to satisfy any regulatory conditions or other applicable requirements could prevent operation of a facility or sales to third parties or could result in additional costs to a portfolio company.

In addition, Infrastructure Assets may be subject to rate regulation by government agencies because of their unique position as the sole or predominant providers of services that are often essential to the community. As a result, a portfolio company may be subject to unfavorable price regulation by government agencies. For example, infrastructure companies engaged in businesses with monopolistic characteristics, such as electricity distribution, could face caps placed by regulators on allowable returns. Often these price determinations are final with limited or no right of appeal. Given the public interest aspect of the services that Infrastructure Assets provide, political oversight of the sector is likely to remain pervasive and unpredictable and governments may attempt to take actions which negatively affect operations, revenue, profitability or contractual relationships of certain investments, including through expropriation. Finally, certain projects may depend upon the use of public ways or may operate under easements. Under the terms of agreements governing the use of public ways or easements, government authorities may retain the right to restrict the use of such public ways or easements or to require a company to remove, modify, replace or relocate their facilities at such company’s expense. If a government authority exercises these rights, such a company could incur significant costs and its ability to provide service to its customers could be disrupted, which could adversely impact the performance of the relevant investment.

Environmental Risk. Infrastructure Assets may be subject to numerous statutes, rules and regulations relating to environmental protection. Statutes, rules and regulations may require that investments address prior environmental contamination, including soil and groundwater contamination, which results from the spillage of fuel, hazardous materials or other pollutants. Under various environmental statutes, rules and regulations, a current or previous owner or operator of real property may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. These laws often impose liability, whether or not the owner or operator knew of or was responsible for the presence of hazardous materials. The presence of these hazardous materials on a property could also result in personal injury or property damage or similar claims by private parties. Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of these materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. The Fund may be exposed to substantial risk of loss from environmental claims arising in respect of their investments, and the loss may exceed the value of such investments. Furthermore, changes in environmental laws or in the environmental condition of an investment by the Fund may create liabilities that did not exist at the time of acquisition of an investment and that could not have been foreseen. For example, new environmental regulations may create costly compliance procedures for Infrastructure Assets. In addition, investments by the Fund can have a substantial environmental impact. As a result, community and environmental groups may protest about the development or operation of Infrastructure Assets, and these protests may induce government action to the detriment of the owner of the Infrastructure Asset. Ordinary operation or occurrence of an accident with respect to Infrastructure Assets could cause major environmental damage, which may result in significant financial distress to the particular asset. In addition, the costs of remediating, to the extent possible, the resulting environmental damage, and repairing relations with the affected community, could be significant.

In addition, as consensus builds that global warming is a significant threat, initiatives seeking to address climate change through regulation of greenhouse gas emissions have been adopted by, are pending or have been proposed before international, federal, state, and regional regulatory authorities. Many industries (e.g., electrical power, mining, manufacturing, transportation, and insurance) face various climate change risks, many of which could conceivably materially affect them. Such risks include (i) regulatory/litigation risk (e.g., changing legal requirements that could result in increased permitting and compliance costs, changes in business operations, the discontinuance of certain operations, and related litigation), (ii) market risk (e.g., declining market for products and services seen as greenhouse gas intensive); and (iii) physical risk (e.g., risks to plants or property owned, operated or insured by a company posed by rising sea levels, increased frequency or severity of storms, drought, and other physical occurrences attributable to climate change). These risks could result in unanticipated delays or expenses and, under certain circumstances, could prevent completion of investment activities once undertaken, any of which could have an adverse effect on the Fund.

Inflation and Interest Rate Risk related to Infrastructure Investments. Inflation could directly adversely affect certain investments made by the Fund. If an investment is unable to increase its revenue in times of higher inflation, its profitability and ability to distribute dividends may be adversely affected. Many of the entities in which the Fund invests may have long-term rights to income linked to some extent to inflation, whether by government regulations, contractual arrangement or other factors. Typically, as inflation rises, the entity will earn more revenue, but will incur higher expenses; as inflation declines, the entity may not be able to reduce expenses in line with any resulting reduction in revenue. Many infrastructure businesses rely on concessions to mitigate the inflation risk to cash flows through escalation provisions linked to the inflation rate (e.g., the toll set on a toll road). While these provisions may protect against certain risks, they do not protect against the risk of a rise in real interest rates, which is likely to create higher financing costs for infrastructure businesses and a reduction in the amount of cash available for distribution to investors.

In addition, the market for Infrastructure Investments has benefited in recent years from investors seeking yielding assets amid a sustained, low-interest rate environment. Should interest rates increase significantly, the market demand for private infrastructure investments could weaken materially, which could make it significantly more difficult for the Fund to exit investments at valuations the Advisers believe to be attractive. Furthermore, the market value of an investment may decline in times of higher inflation rates given that the most commonly used methodologies for valuing investments (e.g., discounted cash flow analysis) are sensitive to rising inflation and real interest rates. Finally, wage and price controls have been imposed at times in certain countries in an attempt to control inflation, which could significantly affect the operation of an investment. Accordingly, changes in the rate of inflation may affect the forecasted profitability of an investment.

Some countries’ economies, including in particular emerging markets, have experienced substantial growth or extremely high rates of inflation for extended periods of time. Inflation has, and may continue to have, negative effects on the economies of certain countries. For example, the risks associated with transactions using local currencies are significantly greater in hyperinflationary economies than in other less inflationary markets.

Documentation and Other Legal Risk. The business of identifying and structuring investments of the types contemplated by the Fund is competitive and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions.

Infrastructure investments are often governed by a complex series of legal documents. As a result, the risks of a dispute over interpretation or enforceability of the documentation and consequent costs and delays may be higher than for other investments. Such risks may be increased by the uncertainty of laws and their application in certain jurisdictions in which the Fund will invest. The Fund may be adversely affected by future changes in laws and regulations.

Other legal risks relate to actions by special interest groups and actions or litigation relating to the acquisition, ownership, operation and disposition of the Fund’s investments that may adversely affect the investment or the value thereof. The risk of such actions or litigation may be higher with regard to infrastructure investments (which may be of a public and/or quasi-monopoly nature) compared to other investments.

Infrastructure Industry Concentration Risk. Infrastructure Assets may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of Infrastructure Assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of Infrastructure Assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on an Infrastructure Fund’s or Infrastructure Asset’s performance.

Specific Infrastructure Assets in which the Fund or an Infrastructure Fund may invest may be subject to the following additional risks:

●	Communication infrastructure companies are subject to risks involving changes in government regulation, competition, dependency on patent protection, equipment incompatibility, changing consumer preferences, technological obsolescence and large capital expenditures and debt burdens.

●	Energy infrastructure companies are subject to adverse changes in fuel prices, the effects of energy conservation policies and other risks, such as increased regulation, negative effects of economic slowdowns, reduced demand, cleanup and litigation costs as a result of environmental damage, changing and international politics and regulatory policies of various governments. Natural disasters or terrorist attacks damaging sources of energy supplies will also negatively impact energy infrastructure companies.

●	Social infrastructure companies/issuers are subject to government regulation and the costs of compliance with such regulations and delays or failures in receiving required regulatory approvals. The enactment of new or additional regulatory requirements may negatively affect the business of a social infrastructure company.

●	Transportation infrastructure companies can be significantly affected by economic changes, fuel prices, labor relations, insurance costs and government regulations. Transportation infrastructure companies will also be negatively impacted by natural disasters or terrorist attacks.

●	Utilities company revenues and costs are subject to regulation by states and other regulators. Regulatory authorities also may restrict a company’s access to new markets. Utilities companies may incur unexpected increases in fuel and other operating costs. Utilities companies are also subject to considerable costs associated with environmental compliance, nuclear waste clean-up and safety regulation.

Valuation of the Fund’s Interests in Infrastructure Funds and Certain Infrastructure Assets. The valuation of the Fund’s investments in Infrastructure Funds and certain Infrastructure Assets is ordinarily determined based upon valuations provided by the Sponsor Managers on a periodic basis (typically, quarterly). Although such valuations are provided on a periodic basis (typically, quarterly), the Fund will provide valuations, and will issue Shares, on a daily basis. A large percentage of the securities in which the Fund invests will not have a readily ascertainable market price and will be fair valued by the Sponsor Manager. In this regard, a Sponsor Manager may face a conflict of interest in valuing the securities, as their value may affect the Sponsor Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Sponsor Manager, the accuracy of the valuations provided by the Sponsor Managers, that the Sponsor Managers will comply with their own internal policies or procedures for keeping records or making valuations, or that the Sponsor Managers’ policies and procedures and systems will not change without notice to the Fund. As a result, a Sponsor Manager’s valuation of the securities may fail to match the amount ultimately realized with respect to the disposition of such securities.

A Sponsor Manager’s information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

Valuations Subject to Adjustment. The Fund determines its NAV daily based in part upon periodic valuations (typically, quarterly) for Infrastructure Funds and certain Infrastructure Assets as reported by the Sponsor Managers, which may not reflect market or other events occurring subsequent to the period-end. The Fund will fair value its holdings in such Infrastructure Funds and Infrastructure Assets to reflect such events, consistent with its valuation policies; however, there is no guarantee the Fund will correctly fair value such investments. Additionally, the valuations reported by Sponsor Managers may be subject to later adjustment or revision. For example, fiscal year-end NAV calculations of Infrastructure Funds or Infrastructure Assets may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Sponsor Managers or revisions to the NAV of an Infrastructure Fund or Infrastructure Asset adversely affect the Fund’s NAV, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Non-Diversification Risk. The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. A non-diversified fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. A non-diversified fund may select its investments from a relatively small pool of issuers consistent with its stated investment objective and policies. An investment in a non-diversified fund may present greater risk to an investor than an investment in a diversified portfolio because changes in the financial condition or market assessment of a single issuer or small number of issuers may cause greater fluctuations in the value of the fund’s shares.

Illiquidity of Infrastructure Investments. There is no regular market for interest in private markets Infrastructure Investments, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the applicable Sponsor Manager or portfolio company and could occur at a discount to the Fund’s valuation of such Infrastructure Investment. If the Advisers determine to cause the Fund to sell its interests in an Infrastructure Investment, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time.

Principal Investment Related Risks

General Economic and Market Conditions. The value of the Fund’s total net assets should be expected to fluctuate. To the extent that the Fund’s or an Infrastructure Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. The use of leverage is likely to cause the Fund’s average net assets to appreciate or depreciate at a greater rate than if leverage were not used.

An investment in the Fund involves a high degree of risk, including the risk that the Shareholder’s entire investment may be lost. The Fund’s performance depends largely upon the Advisers’ selection of Infrastructure Assets, Infrastructure Funds and Sponsor Managers, the allocation of offering proceeds thereto and the performance of the Infrastructure Assets. The Fund’s investment activities involve the risks associated with private market investments generally. Risks include adverse changes in national or international economic conditions, adverse local market conditions, the financial conditions of portfolio companies, changes in the availability or terms of financing, changes in interest rates, exchange rates, corporate tax rates and other operating expenses, environmental laws and regulations, and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of certain industries or the availability of purchasers to acquire companies, and dependence on cash flow, as well as acts of God, uninsurable losses, war, terrorism, earthquakes, hurricanes or floods and other factors which are beyond the control of the Fund, Infrastructure Funds, or Infrastructure Assets. Unexpected volatility or lack of liquidity, could impair the Fund’s profitability or result in its suffering losses.

Limited Operating History. The Fund is a recently formed non-diversified, closed-end management investment company with limited performance history that shareholders can use to evaluate the Fund’s investment performance. The initial operating expenses for a recently formed fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. In addition, Infrastructure Assets or Infrastructure Funds may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Changes in Trade Negotiations. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Investment Sourcing Risk. The activity of identifying, completing and realizing attractive investments is highly competitive and involves a high degree of uncertainty. The Advisers expect the Fund to compete for access to investments with other private equity investment funds, direct investment firms, individual and institutional investors and merchant banks. Other investment funds and other institutions currently in existence or organized in the future, may adopt, partially or totally, the Fund’s strategy and compete with the Fund. Such funds and institutions may have more relevant experience, greater financial resources and more personnel than the Fund or the Advisers, resulting in fewer investment opportunities available for the Fund or unfavorable implications for the pricing and other terms of potential investments, which could adversely affect the Fund’s investment program. Furthermore, these competitive dynamics may lead sponsors to charge fees, carried interest or other economics on the Fund’s participation in investments. There can be no assurance that the Fund will be able to identify and complete an adequate number of investments that satisfy its target return, or that it will be able to invest fully its committed capital. Even if such investments are made, there can be no assurance that such investments will be realized at favorable valuations or that the objectives of the Fund will be achieved. The Fund may incur significant expenses identifying, investigating, and attempting to acquire potential investments that are not ultimately consummated. This competition may also have an adverse impact on the length of time that is required for the Fund to become fully invested, the terms of investment opportunities offered to the Fund and the ultimate return on the investments by the Fund.

Non-U.S. Risk. Certain Infrastructure Investments may include assets outside of the U.S. Non-U.S. securities or instruments involve certain factors not typically associated with investing in U.S. securities or instruments, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which the Fund’s non-U.S. investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between the U.S. and non-U.S. securities markets, including higher rates of inflation, higher transaction costs and potential price volatility in, and relative illiquidity of, some non-U.S. securities markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less governmental supervision and regulation in some countries; (v) certain economic, social and political risks, including potential exchange control regulations and restrictions on non-U.S. investment and repatriation of capital, the risks of political, economic or social instability, including the risk of sovereign defaults, and the possibility of expropriation or confiscatory taxation and adverse economic and political development; (vi) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities or instruments; (vii) differing, and potentially less well developed or well-tested laws regarding creditor’s rights (including the rights of secured parties), corporate governance, fiduciary duties and the protection of investors; (viii) difficulty in enforcing contractual obligations; (ix) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; (xi) political hostility to investments by foreign or private investment fund investors; and (xii) less publicly available information.

Additionally, certain Infrastructure Investments may include or invest in foreign portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the U.S. Accordingly, information supplied regarding the Fund’s Infrastructure Investments may be incomplete, inaccurate and/or significantly delayed. The Fund and Infrastructure Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the NAV of the Fund.

Certain of the Infrastructure Assets in which the Fund may invest may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. The Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require the Fund to freeze its existing investments in companies operating in or having dealings with sanctioned countries, prohibiting the Fund from selling or otherwise transacting in these investments. This could impact the Fund’s ability to sell securities or other financial instruments as needed to meet shareholder redemptions. The Fund could seek to suspend redemptions in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine the value of its net assets.

Geographic Concentration Risks. The Fund’s or an Infrastructure Fund’s investments may be concentrated in specific geographic regions. This focus may constrain the liquidity and the number of portfolio companies available for investment. In addition, the Fund’s or an Infrastructure Fund’s investments will be disproportionately exposed to the risks associated with the region of concentration.

Sector Concentration. The Fund is subject to concentration risk and may invest in an Infrastructure Fund that concentrates its investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by the Fund or such an Infrastructure Fund. In addition, the investments of the Fund and such an Infrastructure Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration.

Energy Sector Risk. The Fund’s or an Infrastructure Fund’s assets may include energy sector investments, thereby exposing the Fund to risks associated with this sector. Increases or decreases in the commodity supply or demand and resulting changes in pricing related to natural gas, natural gas liquids, crude oil, coal or other energy commodities, may have a significant impact on the assets focused on this sector. Additionally, the energy sector is a highly regulated industry both domestically and internationally which can also have a material impact on the investments in this sector. Other factors that may adversely affect the value of securities of companies in the energy sector include operational risks, challenges to exploration and production, competition, inability to make accretive acquisitions, significant accident or event that is not fully insured at a company, natural depletion of reserves, and other unforeseen natural disasters.

Energy sector investments are affected by worldwide energy prices and costs related to energy production. These investments may have significant operations in areas at risk for natural disasters, social unrest and environmental damage. These investments may also be at risk for increased government regulation and intervention, energy conservation efforts, litigation and negative publicity and perception.

Utilities Sector Risk. The Fund’s or an Infrastructure Fund’s assets may include utilities sector investments, thereby exposing the Fund to risks associated with this sector. Rates charged by traditional regulated utility companies are generally subject to review and limitation by governmental regulatory commissions, and the timing of rate changes will adversely affect such companies’ earnings and dividends when costs are rising. Other factors that may adversely affect the value of securities of companies in the utilities sector include interest rate changes, supply and demand fluctuations, technological developments, natural resources conservation, and changes in commodity prices, which may be caused by supply and demand fluctuations or other market forces.

Technology Sector. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated.

Agriculture and Forestry Sector Risk. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of the Fund or an Infrastructure Fund.

In addition, the forestry and timber industry is highly cyclical and the market value of timber investments is strongly affected by changes in international economic conditions, interest rates, weather cycles, changing demographics, environmental conditions and government regulations, among other factors. For example, the volume and value of timber that can be harvested from timberlands is limited by natural disasters, fire, volcanic eruptions, insect infestation, disease, ice storms, windstorms, flooding and other events and weather conditions and changes in climate conditions could intensify the effects of any of these factors. Many companies in the timber and forestry industry do not insure against damages to their timberlands. This industry is also subject to stringent U.S. federal, state and local environmental, health and safety laws and regulations. Significant timber deposits are located in emerging markets countries where corruption and security may raise significant risks.

Financial Sector and Financial Institutions Risk. Financial institutions in which the Fund may invest, directly or indirectly, are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds and can fluctuate significantly when interest rates change.

U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to a Fund and issuers in which it invests. For example, if a bank in which the Fund or issuer has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to an issuer fails, the issuer could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by issuers in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.

Foreign Currencies Risk. Some of the foreign securities in which the Fund or an Infrastructure Fund invests are denominated or quoted in a foreign currency. A decline in value of a currency will have an adverse impact on the U.S. dollar value of any investments denominated in that currency and, as a result, the NAV of Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of the Fund’s assets. The Fund may engage in foreign currency transactions to attempt to protect itself against fluctuations in currency exchange rates in relation to the U.S. dollar. Changes in the value of foreign (non-U.S.) currencies relative to the U.S. dollar and inflation may adversely affect the Fund’s investments in foreign currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign currencies. These changes in value can make the return on an investment go up or down, unrelated to the quality or performance of the investment itself. The Sub-Adviser may seek to reduce currency risk by hedging all or part of the exposure to various foreign currencies of the Fund’s assets by engaging in hedging transactions, including swaps, futures, forward currency contracts and other derivatives. However, these transactions and techniques may not always work as intended, and in certain cases the Fund may be worse off than if it had not engaged in such hedging practices. In addition, certain market conditions may make it impossible or uneconomical to hedge against currency risk.

Leverage Utilized by the Fund. The Fund and Master Fund may borrow money in connection with its investment activities and to otherwise provide the Fund with liquidity — i.e., the Fund and Master Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Infrastructure Assets up to the limits of the Asset Coverage Requirement. Leverage may be used to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other assets or additional sales of Shares. The Fund is expected to enter into the credit agreement for such purposes.

The Master Fund may borrow money for certain purposes, such as making payments to Infrastructure Funds or Infrastructure Assets in accordance with the Master Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Master Fund, subject to any limitations imposed by applicable law. The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an Asset Coverage Requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached, subject to certain exceptions.

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s or Master Fund’s investment return if the Fund’s or Master Fund’s interest in an asset purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund or Master Fund if the Fund or Master Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil. The Fund or Master Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund or Master Fund may terminate or refuse to renew any credit facility into which the Fund or Master Fund has entered. If the Fund or Master Fund is unable to access additional credit, it may be forced to sell its interests in Infrastructure Funds at inopportune times, which may further depress the returns of the Fund or Master Fund.

Private Equity Investments. Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments, although the Fund may also invest directly in an operating company as a lead investor or syndicate partner to a Sponsor Manager. The investments held by Infrastructure Funds and Primary Investments made by the Fund involve the same types of risks associated with an investment in any operating company. However, securities of private equity funds, as well as the underlying companies these funds invest in, tend to be more illiquid, and highly speculative. Private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions, however, the availability of such financing may be reduced dramatically, limiting the ability of private equity funds to obtain the required financing or reducing their expected rate of return.

The regulatory environment for private investment funds continues to evolve, and changes in the regulation of private investment funds may adversely affect the value of the Fund’s investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of private investment funds and their investment advisers, in particular, have been the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase the Fund’s and/or the Advisers’ legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in the Fund and/or the Advisers’ business. There can be no assurances that the Fund or the Advisers will not in the future be subject to regulatory review or discipline. The effects of any regulatory changes or developments on the Fund may affect the manner in which it is managed and may be substantial and adverse.

Commitment Strategy. The Fund’s investments in Infrastructure Funds typically will include an unfunded portion where the Fund commits to invest equity in an Infrastructure Fund in the future. Similarly, the Fund’s Co-Investments may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. The Fund may maintain a sizeable cash position in anticipation of funding capital calls. These unfunded commitments generally can be drawn at the discretion of the general partner of the Infrastructure Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Infrastructure Funds and special purpose vehicles that acquire Infrastructure Assets as they come due. The overall impact on performance due to holding a portion of the investment portfolio in cash or cash equivalents could be negative.

If the Fund defaults on its unfunded commitments or fails to satisfy capital calls in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment. Any failure by the Fund to make timely capital contributions in respect of its unfunded commitments may: (i) impair the ability of the Fund to pursue its investment program; (ii) force the Fund to borrow; (iii) cause the Fund, and, indirectly, the Shareholders, to be subject to penalties; or (iv) otherwise impair the value of the Fund’s investments.

Leverage Utilized by Infrastructure Funds. Infrastructure Funds may also utilize leverage in their investment activities. Borrowings by Infrastructure Funds are not subject to the limitations on borrowings in the 1940 Act. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Infrastructure Funds held by the Fund. Generally, the use of leverage by Infrastructure Funds may increase the volatility of the Infrastructure Funds. An Infrastructure Fund’s leverage or expected leverage is a factor that may be considered by the Sub-Adviser in its security selection process.

Investments in Non-Voting Stock; Inability to Vote. Under certain circumstances, the Fund may hold its interests in the Infrastructure Assets in non-voting form or limit its voting rights to a certain percentage. In such cases, where only voting securities are available for purchase, the Fund will generally seek to create by contract the same result as owning a non-voting security by agreeing to relinquish or limit the right to vote in respect of its investment. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. To the extent that the Fund contractually foregoes the right to vote the relevant securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on an Infrastructure Assets could be diminished, which may consequently adversely affect the Fund and its Shareholders.

Nature of Portfolio Companies. Infrastructure Investments will include direct and indirect investments in various companies, projects, and businesses. This may include portfolio companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund’s investments may also include portfolio companies that are in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such portfolio companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such portfolio companies.

Investments in the Securities of Small or Middle-Market Portfolio Companies. The Fund’s Infrastructure Investments may consist of investments in the securities of small and/or less well-established privately held companies. While smaller private companies may have potential for rapid growth, investments in private companies pose significantly greater risks than investments in public companies. For example, private companies:

●	have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress;

●	may have limited financial resources and may be unable to meet their obligations under their debt securities, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of realizing any guarantees that may have obtained in connection with the investment;

●	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

●	generally, are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a portfolio company and, in turn, on the Infrastructure Fund that has invested in the portfolio company; and

●	generally, have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

In addition, investments in private companies tend to be less liquid. The securities of many of the companies in which the Fund invests are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors only. Such securities may be subject to legal and other restrictions on resale. As such, the Fund may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of target portfolio companies may affect the Fund’s investment returns.

First Lien Senior Secured Loans, Second Lien Senior Secured Loans and Unitranche Debt. When the Fund invests, directly or indirectly, in first lien senior secured loans, second lien senior secured loans, and unitranche debt of portfolio companies, the Fund will generally seek to take a security interest in the available assets of those portfolio companies, including the equity interests of the portfolio companies’ subsidiaries. There is a risk that the collateral securing these loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent a debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s lien may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under- collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that the Fund will be able to collect on the loan should the remedies be enforced. Finally, particularly with respect to a unitranche debt structure, unitranche debt will generally have higher leverage levels than a standard first lien term loan.

Mezzanine Investments. The Fund may, directly or indirectly, invest in mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. Mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to six years. Mezzanine investments are usually unsecured and subordinate to other debt obligations of an issuer.

Risks Associated with Covenant-Lite Loans. A significant number of leveraged loans in the market may consist of loans that do not contain financial maintenance covenants (“Covenant-Lite Loans”). While the Fund does not intend to invest in Covenant-Lite Loans as part of its principal investment strategy, it is possible that such loans may comprise a small portion of the Fund’s portfolio. Such loans do not require the borrower to maintain debt service or other financial ratios. Ownership of Covenant-Lite Loans may expose the Fund to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation than is the case with loans that also contain financial maintenance covenants.

High Yield Securities and Distressed Securities. The Fund’s Infrastructure Investments may include investments in fixed income securities rated investment grade or non-investment grade (commonly referred to as high yield securities or “junk” securities) and may include investments in unrated fixed income securities. Non-investment grade securities are fixed income securities rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or if unrated considered by a Sponsor Manager to be equivalent quality. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. Infrastructure Assets in non-investment grade securities expose it to a substantial degree of credit risk. Non-investment grade securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest. Non-investment grade securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative. Non-investment grade securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In the event of a default, an Infrastructure Fund or the Fund may incur additional expenses to seek recovery. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Certain Infrastructure Assets may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. The characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. These securities may also present a substantial risk of default. An Infrastructure Fund’s or the Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Infrastructure Fund or the Fund may invest may be non-investment grade (commonly referred to as junk securities), which may result in the Infrastructure Fund or the Fund experiencing greater risks than it would if investing in higher rated instruments.

Primary Investments. The market for Primary Investments may be very limited and competitive, and the Primary Investments to which the Fund wishes to allocate capital may not be available at any given time. Primary Investments may be heavily negotiated and may create additional transaction costs for the Fund. Primary Investments are more concentrated than investments in Infrastructure Funds, which hold multiple portfolio companies.

General Risks of Secondary Investments. The overall performance of the Fund’s investments in Infrastructure Investments obtained through secondary transactions will depend in part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. There is a risk that investors exiting an Infrastructure Asset or an Infrastructure Fund through a secondary transaction may possess superior knowledge regarding the value of their investment, and the Fund may pay more for a secondary investment than it would have if it were also privy to such information. Certain Infrastructure Assets may be purchased as a portfolio, and in such cases the Fund may not be able to carve out from such purchases those investments that the Advisers consider (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a secondary Infrastructure Investment, the Fund will generally not have the ability to modify or amend such secondary Infrastructure Investment’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

Where the Fund acquires a secondary Infrastructure Investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant secondary Infrastructure Fund and, subsequently, that secondary Infrastructure Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such secondary Infrastructure Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the secondary Infrastructure Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

The Fund may acquire Infrastructure Investments in secondary transactions as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including, among other things: (i) counterparty risk, (ii) reputation risk, (iii) breach of confidentiality by a syndicate member, and (iv) execution risk.

Nature of Portfolio Companies. The Fund may acquire direct investments in portfolio companies or purchase secondaries or primaries that invest in portfolio companies that involve a high degree of business or financial risk. Such portfolio companies may be startups in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund’s investments may also include portfolio companies that are in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such portfolio companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such portfolio companies. Portfolio companies may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, or may otherwise have a weak financial condition. Portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities and a larger number of qualified managerial and technical personnel.

Co-Investment Risk. When the Fund invests in Infrastructure Assets alongside other investors through Co-Investments, the realization of portfolio company investments made as co-investments may take longer than would the realization of investments under the sole control of the Advisers or the Fund because co-investors may require an exit procedure requiring notification of the other co-investors and possibly giving the other co-investors a right of first refusal or a right to initiate a buy-sell procedure (i.e., one party specifying the terms upon which it is prepared to purchase the other party’s or parties’ participation in the investment and the non-initiating party or parties having the option of either buying the initiating party’s participation or selling its or their participation in the investment on the specified terms).

Investing in Infrastructure Assets through Co-Investments may involve risks in connection with such third-party involvement, including the possibility that a third-party may have financial difficulties, resulting in a negative impact on such investment, or that the Fund may in certain circumstances be held liable for the actions of such third-party co-investor. Third-party co-investors may also have economic or business interests or goals that are inconsistent with those of the Fund, or may be in a position to take or block action in a manner contrary to the Fund’s investment objective. In circumstances where such third parties involve a management group, such third parties may receive compensation arrangements relating to the Co-Investment, including incentive compensation arrangements, and the interests of such third parties may not be aligned with the interests of the Fund.

When the Fund makes direct investments in operating companies through Co-Investments alongside Sponsor Managers, the Fund will be highly dependent upon the capabilities of the Sponsor Managers alongside which the investment is made. The Fund may indirectly make binding commitments to Co-Investments without an ability to participate in the management and control of, and with no or limited ability to transfer its interests in, the pertinent operating company. In some cases, the Fund will be obligated to fund its entire direct investment in a Co-Investment up front, and in other cases the Fund will make commitments to fund investments from time to time as called by the Sponsor Manager of another Infrastructure Fund in a Co-Investment. Generally, neither the Sub-Adviser nor the Fund will have control over the timing of capital calls or distributions received from such Co-Investment, or over investment decisions made in such Co-Investment.

When the Fund participates in a Co-Investment, the Fund generally will not have control over the underlying portfolio company, and will not be able to direct the policies or management decisions of such portfolio company. Thus, the returns to the Fund from any such investments will be more dependent upon the performance of the particular portfolio company and its management in that the Adviser, on behalf of the Fund, will not be able to direct the policies or management decisions of such portfolio company.

Government Intervention Risks. Certain Infrastructure Assets may be entities that are subject to substantial regulation by governmental agencies. The nature of this regulation exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. In addition, their operations may often rely on governmental licenses, concessions, leases or contracts that are generally very complex and may result in disputes over interpretation or enforceability. Even though most permits and licenses are obtained prior to the commencement of full project operations, many of these licenses and permits have to be maintained over the project’s life. If the Fund or portfolio companies fail to comply with these regulations or contractual obligations, they could be subject to monetary penalties or they may lose their rights to operate the underlying infrastructure assets, or both. Where their ability to operate an infrastructure asset is subject to a concession or lease from the government, the concession or lease may restrict their ability to operate the asset in a way that maximizes cash flows and profitability. Government entities generally have significant influence over such companies in respect of the various contractual and regulatory relationships they may have, and these government entities may exercise their authority in a manner that causes delays in the operation of the business of the infrastructure investments, obstacles to pursuit of the infrastructure investments’ strategy or increased administrative expenses. In this regard, the nature and extent of government regulation can also be a key driver of value and returns. Furthermore, permits or special rulings may be required on taxation, financial and regulatory related issues.

The concessions of certain Infrastructure Assets are granted by government bodies and are subject to special risks, including the risk that the relevant government bodies will exercise sovereign rights and take actions contrary to the rights of the Fund or the relevant portfolio company under the relevant concession agreement. Indeed, to the extent that Fund invests in assets that are governed by lease or concession agreements with governmental authorities, there is a risk that these authorities may not be able to honor their obligations under the agreement, especially over the long term. The lease or concession may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, the lease or concession may enable the government to terminate the lease or concession in certain circumstances (such as default by the Fund or by a portfolio company) without requiring the government counterparty to pay adequate compensation. In addition, there can be no assurance that the relevant government bodies will not legislate, impose regulations or taxes or change applicable laws or act contrary to the law in a way that would materially and adversely affect the business of the Infrastructure Asset. Indeed, government counterparties may have the discretion to change or increase regulation of the operations of the Infrastructure Assets or to implement laws, regulations or policies affecting their operations, separate from any contractual rights that the government counterparties may have. Governments have considerable discretion in implementing regulations and policies that could impact Infrastructure Assets, and because infrastructure assets provide basic, everyday services, and face limited competition, governments may be influenced by political considerations and make decisions that adversely affect Infrastructure Assets and their operations. Activities not currently regulated may in the future be regulated.

In addition, infrastructure investments may be subject to rate regulation by government agencies because of their unique position as the sole or predominant providers of services that are often essential to the community. As a result, certain infrastructure investments might be subject to unfavorable price regulation by government agencies. Political oversight of the sector is also likely to remain pervasive and unpredictable and, for political reasons, governments may attempt to take actions which may negatively affect the operations, revenue, profitability or contractual relationships of infrastructure investments, including through expropriation.

Certain infrastructure investments may need to use public ways or may operate under easements. Under the terms of agreements governing the use of public ways or easements, government authorities may retain the right to restrict the use of such public ways or easements or to require portfolio companies to remove, modify, replace or relocate their facilities at the portfolio company’s expense. If a government authority exercises these rights, the portfolio company could incur significant costs and its ability to provide service to its customers could be disrupted, which could adversely impact the performance of the relevant Infrastructure Asset.

Infrastructure assets are often governed by highly complex legal contracts and documents. As a result, the risks of a dispute over interpretation or enforceability of the legal contracts and documentation and consequent costs and delays may be higher than for other types of investments. Such risks may be increased by the uncertainty of laws and their application in certain jurisdictions in which the Fund will invest. The Fund may be adversely affected by future changes in laws and regulations.

Other legal risks relate to environmental issues and industrial actions or to actions by special interest groups and actions or litigation relating to the acquisition, ownership, operation and disposition of the Infrastructure Asset that may adversely affect the Infrastructure Asset or the value thereof. The risk of such actions or litigation may be higher with regard to infrastructure investments (which may be of a public and/or quasi-monopoly nature) compared to other investments.

U.S. Government Debt Securities Risk. U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the U.S. was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities.

Derivatives Risk. The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule 18f-4(e) when entering into unfunded commitment agreements (e.g., capital commitments to invest debt and/or equity in Infrastructure Investments that can be drawn at the discretion of the Sponsor Manager or its affiliate general partner). To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on another exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met. When the Fund enters into a secondary transaction to purchase interests in Multi-Asset Secondaries or Single-Asset Secondaries, the Fund will treat the date of the transfer agreement to purchase the interest in a specific Infrastructure Fund as the trade date for determining whether the purchase of the Infrastructure Fund qualifies for the exemption for non-standard settlement cycle securities transactions.

The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund fails to qualify as a “limited derivatives user” as defined in Rule 18f-4 and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Swap Agreements Risk. The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Generally, under current SEC regulatory requirements, the Fund will deposit in a segregated account liquid assets permitted to be so segregated in an amount equal to or greater than the market value of the Fund’s liabilities under the swap agreement or the amount it would cost the Fund initially to make an equivalent direct investment plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement. Restrictions imposed by the tax rules applicable to regulated investment companies may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.

The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.

Swaptions Risk. The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.

Currency Hedging Risk. The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

Arbitrage Risk. The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.

When-Issued Securities and Forward Commitments. Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.

Repurchase Agreements and Reverse Repurchase Agreements Risk. Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.

Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.

Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.

Options and Futures Risk. The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. Under current SEC requirements, the Fund will “cover” its options and futures positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time.

The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of a put option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Risks Relating to Current Events

Market Disruption and Geopolitical Risk. Disease outbreaks, public health emergencies (e.g. the coronavirus outbreak, epidemics and other pandemics), the European sovereign debt crisis, instability in the Middle East, terrorist attacks in the U.S. and around the world, the impact of natural disasters, growing social and political discord in the various counties, including the U.S., the response of the international community—through economic sanctions and otherwise—to Russia’s annexation of the Crimea region of Ukraine and invasion of Ukraine, ongoing armed conflicts among Israel, Iran, Hamas and other militant groups in the Middle East, and other similar events may result in market volatility, may have long-term adverse effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the U.S. and worldwide. The Fund does not know how long the financial markets may be affected by these events and cannot predict the effects of these events or similar events in the future. Wars and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and global economies and markets generally. These events could also impact interest rates, secondary trading, ratings, credit risk, inflation and other factors relating to an investment in the Shares. There can be no assurance that such market disruptions may not have other material and adverse implications for the sectors in which the Fund may invest.

Eurozone Risk. The Fund may invest from time to time in European companies and companies that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union (the “EU”) or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund.

Risks Associated with Commodity Futures Trading Commission Regulation. The Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with CFTC Regulation 4.5 so that the Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Adviser for the exclusion, the Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase Master Fund and Fund operating expenses. Other potentially adverse regulatory initiatives could also develop.

Other Risks Relating to the Fund

Repurchase Offers Risks. The Fund is an interval fund and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash, cash from the sale of Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Shares who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. Similarly, if an offer to repurchase interests in the Master Fund is oversubscribed, the Master Fund will repurchase only a pro rata portion of the interests tendered by the Fund to the Master Fund, unless the offer to repurchase interests in the Master Fund is increased and extended, and accordingly the Fund may be required to scale down the repurchase of Shares from Shareholders. If the offer to repurchase interests in the Master Fund is extended, the Fund will receive notice of such extension. In the event that the Board determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund will generally be a taxable event to common Shareholders.

Master Feeder Fund Arrangement. The Fund will not invest directly in Infrastructure Assets or Infrastructure Funds. Instead, it will invest substantially all of its investable assets in the Master Fund. The Master Fund, in turn, purchases, holds and sells investments in accordance with its investment objectives and policies. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may do so only through periodic repurchases by the Master Fund of the Fund’s interests in the Master Fund. This may limit the ability of the Fund to make offers to repurchase Shares. In addition, the Fund may receive securities and other investments from the Master Fund in lieu of cash when it withdraws capital from the Master Fund. The Fund will incur expenses in liquidating investments received in connection with any “in-kind” distributions.

A change in the investment objectives, policies or restrictions of the Master Fund may cause the Fund to seek to have its interests in the Master Fund repurchased. Alternatively, the Fund could seek to change its investment objectives, policies or restrictions to conform to those of the Master Fund. The investment objectives and policies of the Master Fund are not fundamental and may be changed without the approval of investors in the Master Fund (including the Fund). These investors may include other investment funds, including investment companies that, like the Fund, are registered under the 1940 Act, and other types of pooled investment vehicles that may or may not be investment companies registered under the 1940 Act. Investors in the Master Fund and the Fund will be notified if the Master Fund or the Fund changes its investment objectives.

Each member of the Master Fund, including the Fund, has the right to cast a number of votes based on the value of the member’s respective Shares at meetings of members called by the Board. Except for the exercise of their voting privileges, members of the Master Fund are not entitled to participate in the management or control of the Master Fund’s business, and may not act for or bind the Master Fund.

Interests in the Master Fund also may be held by investors other than the Fund. These investors may include other investment funds, including investment companies that, like the Fund, are registered under the 1940 Act, and other types of pooled investment vehicles. When investors in the Master Fund vote on matters affecting the Master Fund, the Fund could be outvoted by other investors. The Fund also may be adversely affected otherwise by other investors in the Master Fund.

Other investors in the Master Fund may offer shares (or interests) to their respective investors, if any, that have costs and expenses that differ from those of the Fund. Thus, the investment returns for investors in other funds that invest in the Master Fund may differ from the investment return of investors in the Fund.

The Master Fund invests in Infrastructure Funds. Infrastructure Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. In connection with the Master Fund’s investments in Infrastructure Funds, the Master Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

Economic and market conditions and factors may materially adversely affect the value of the Master Fund’s investments.

The fees and other expenses borne directly and indirectly by the Fund, including those of the Master Fund and the fees, expenses and performance-based fees or allocations that are borne by the Master Fund as an investor in Infrastructure Funds may be higher than those of most other registered investment companies.

Restrictions on Entering into Affiliated Transactions. The Sub-Adviser will not cause the Funds to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with an exemptive order the Adviser, the Sub-Adviser, the Funds and affiliates of the Sub-Adviser and certain funds managed and controlled by the Sub-Adviser and its affiliates have received from the SEC that permits the Funds to, among other things and subject to the conditions of the order, invest in certain privately placed securities in aggregated transactions alongside certain funds advised by the Sub-Adviser, where the Sub-Adviser or its affiliates negotiates certain terms of the private placement securities to be purchased (in addition to price-related terms). The conditions contained in the exemptive order may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect the Funds’ ability to achieve the desired investment returns.

Lack of Funds to Make Additional Investments Risk. The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Uncertain Exit Strategies. Due to the illiquid nature of most of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.

Conflicts of Interest Risk. The Fund is a party to the Management Agreement with the Adviser, and the Investment Sub-Advisory Agreement with GCM Grosvenor, entities in which certain of the Fund’s Trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s Trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and Trustees and the members of the investment committee of the Advisers serve or may serve as officers, directors or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.

Pursuant to the terms of the Management Agreements, the Adviser provides the Fund (and the Master Fund, as applicable) with certain administrative services necessary to conduct the Fund’s (and the Master Fund’s, as applicable) day-to-day operations, and the Fund (or the Master Fund, as applicable) reimburses the Adviser, at cost, based upon the Fund’s (or the Master Fund’s, as applicable) allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing the administrative services under the Management Agreements, including the Fund’s (or the Master Fund’s, as applicable) allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”

Potential Conflicts of Interest Risk—Allocation of Investment Opportunities. The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. GCM Grosvenor and CION currently provide investment Advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, investment objectives similar to those of the Fund, and such Advised Funds will invest in asset classes similar to those targeted by the Fund. Certain other existing Advised Funds do not, and future Advised Funds may not, have similar investment objectives, but such funds may from time to time invest in asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and remaining life of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to the security or type of security in question, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) potential conflicts of interest, including whether a client has an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a security or issuer; and (ix) prior positions in a security or issuer. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.

Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.

The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The Advisers may have a conflict of interest in deciding whether to cause the Fund or Master Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the management and incentive fee payable by the Fund and, accordingly, the fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates greater performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.

Potential Conflicts of Interest Risk—Allocation of Personnel. The Fund’s executive officers and Trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.

Potential Conflicts of Interest Risk—Lack of Information Barriers. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain acquiring fund investments that might otherwise have been sold at the time.

Risks Relating to Fund’s RIC Status. The Fund intends to elect to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and Annual Distribution Requirements (as defined below in “Material U.S. Federal Income Tax Considerations— Election to be Taxed as a Regulated Investment Company”). If the Fund fails to qualify as a RIC, it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and the Shareholders. See “Material U.S. Federal Income Tax Considerations.”

Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Infrastructure Funds, Infrastructure Assets and Sponsor Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Infrastructure Funds, Infrastructure Assets or Sponsor Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income. In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from Infrastructure Funds or Sponsor Managers. If the Fund does not receive sufficient information from Infrastructure Funds, Infrastructure Assets or Sponsor Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (i.e., a return of capital).

If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests (as defined below in “Material U.S. Federal Income Tax Considerations—Qualification and Taxation as a Regulated Investment Company”), the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it would become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends and would not qualify for the dividends paid deduction. See “Material U.S. Federal Income Tax Considerations — Failure to Qualify as a Regulated Investment Company.”

The Fund may have investments, either directly, indirectly through the use of special purpose vehicles or blockers, or through Infrastructure Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or Infrastructure Funds) actually receives a corresponding amount of cash in respect of such income. The Fund may be required to make a distribution to its Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices that the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund unable is to obtain cash from other sources, the Fund may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

In order to comply with the RIC rules or for other reasons, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a U.S. or non-U.S. corporation (or other entity treated as such for U.S. tax purposes), and the Fund would indirectly bear any U.S. or non-U.S. taxes imposed on such corporation. The Fund may also be unable to make investments that it would otherwise determine to make as a result of the desire to qualify for the RIC rules.

In addition, the Fund may directly or indirectly invest in Infrastructure Funds located outside the U.S. Such Infrastructure Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. In general, a U.S. person will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse U.S. tax consequences can be associated with certain foreign investments, including potential U.S. withholding taxes on foreign investment entities with respect to their U.S. investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”

The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirement (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement. See “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a Regulated Investment Company.”

Changes in Tax Laws. It is possible that the current U.S. federal, state, local, or foreign income tax treatment accorded an investment in the Fund will be modified by legislative, administrative, or judicial action in the future, possibly with retroactive effect. For example, the U.S. House of Representatives recently passed, and the U.S. Senate Finance Committee has also since proposed, a version of the “One Big Beautiful Bill Act” which includes several new provisions (and other amendments) to the Code, including proposed Section 899 of the Code which would impose retaliatory withholding taxes on certain U.S. source payments to “applicable persons” (including non-U.S. governmental investors that would otherwise be exempt from U.S. withholding tax under Section 892 of the Code) along with other potentially adverse consequences that may increase the aggregate tax liability to such “applicable persons.” For purposes of proposed Section 899 of the Code, the term “applicable person” includes a broad category of non-U.S. investors and entities (which may include non-U.S. Fund Entities) that are tax resident in a non-U.S. country that the United States has deemed imposes “unfair foreign taxes” on the United States. The term “applicable person” also includes, among others, certain foreign corporations whose stock is more than 50% owned (by vote or value) by applicable persons and trusts whose beneficial interests are majority held (directly or indirectly) by applicable persons, in each case, without regard to whether such foreign corporation or trust would be an “applicable person” without consideration of its ownership. Proposed Section 899 of the Code is under active consideration and may be updated from the version initially passed by the U.S. House of Representatives and proposed by the U.S. Senate Finance Committee that is described in a general matter in this paragraph. Proposed Section 899 of the Code, if enacted into law, could significantly alter certain of the U.S. federal income tax consequences of an investment in the Fund for the prospective Investor. The nature of additional changes in U.S. federal or non-U.S. income tax law, if any, cannot be determined prior to enactment of any new tax legislation. However, such legislation could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Fund. Potential investors therefore should seek, and must rely on, the advice of their own tax advisers with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

Withholding Risk Applicable to Infrastructure Funds. The Fund may have a withholding obligation with respect to interests the Fund purchases in Infrastructure Funds from foreign sellers. This withholding requirement may reduce the number of foreign sellers willing to sell interests in Infrastructure Funds and therefore reduce the number of investment opportunities available to the Fund. Additionally, if the Fund does not properly withhold from such foreign sellers, the Infrastructure Fund would be required to withhold on future distributions to the Fund, which would negatively impact the Fund’s returns.

Withholding Risks for Non-U.S. Holders. In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder (as defined below) other than a “qualified shareholder” or a “qualified foreign pension fund,” that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from such disposition. Amounts received by a non-U.S. holder on certain dispositions of Shares (including a redemption pursuant to a repurchase request) would be subject to tax under FIRPTA if interests in the Fund were generally treated as USRPIs, unless (i) Shares were regularly traded on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 5% of the Fund’s Shares. See “Material U.S. Federal Income Tax Considerations —Taxation of Non-U.S. Shareholders.”

Cyber Security Risk. Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Portfolio companies’, sponsors’ and their respective service providers’ information and technology systems may be vulnerable to damage or interruption from computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons, security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information. Although the Advisers and the Fund have implemented, and portfolio companies, sponsors and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing it from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Advisers’ the Fund’s, a portfolio company’s or a sponsor’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to the Fund (and Shareholders) and the intellectual property and trade secrets of the Advisers, portfolio companies and sponsors. The Advisers, the Fund, a portfolio company or a sponsor could be required to make a significant investment to remedy the effects of any such failures, and any such failures could harm their reputations, subject them and their respective affiliates to legal claims and adverse publicity and otherwise affect their business and financial performance.

Limitations on Shareholder Authority. Shareholders have no authority to make decisions or to exercise business discretion on behalf of the Fund, except as set forth in the Fund’s governing documents. The authority for all such decisions is generally delegated to the Board, which in turn, has delegated the day-to-day management of the Fund’s investment activities to the Adviser, subject to oversight by the Board.

Best Efforts Offering. This offering is being made on a reasonable best efforts basis, whereby the Distributor is only required to use its reasonable best efforts to sell the Shares and neither it nor any selling agent has a firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective and a Shareholder could lose some or all of the value of his, her or its investment in the Shares. The Distributor is an affiliate of the Fund and the Adviser. As a result, the Distributor’s due diligence review and investigation of the Fund and this Prospectus cannot be considered to be an independent review.

MANAGEMENT OF THE FUND

Trustees

Pursuant to the Fund’s Declaration of Trust and bylaws (the “Bylaws”), the Fund’s (and Master Fund’s) business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of six (6) members, four (4) of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board were elected by the initial Shareholder of the Fund. The Statement of Additional Information provides additional information about the Trustees.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s (and Master Fund’s) investment performance. The Board has approved the contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Investment Personnel

The Fund is primarily the responsibility of three (3) portfolio managers, Scott Litman, Frederick Pollock and Jonathan Levin. The Statement of Additional Information provides additional information about the portfolio managers, including their compensation, other accounts managed by them and their ownership of any Shares of the Fund.

Below is biographical information relating to Mr. Litman, Mr. Pollock and Mr. Levin:

Scott Litman, Managing Director, Infrastructure Investments

Mr. Litman is a member of the Infrastructure Advantage Investment Committee, Real Assets Investment Committee and also serves on the Sustainability Committee. He focuses on diversified infrastructure investments and is located in our New York office. Prior to joining GCM Grosvenor, Mr. Litman served as a Partner at Highstar Capital and a Managing Director and Co-Portfolio Manager of Infrastructure Investments at Oaktree Capital. During his time at Highstar and Oaktree Infrastructure, he gained significant direct investment experience and served in a variety of leadership capacities, including on the Executive and Investment Committees, as well as Chief Operating Officer, General Counsel and Head of Co-Investments. Mr. Litman joined Highstar Capital in 2004 from AIG Global Investment Group, where he served as a Deputy General Counsel for Financial Services. Prior to AIG, Mr. Litman was an attorney at Paul Hastings, focusing on a broad range of large and mid-cap M&A, fund formation and private equity transactions. He has served on numerous corporate boards, including Aerostar Airport Holdings (San Juan Airport), BlackBear Midstream (f/k/a Wildcat Midstream), Footprint Power Salem Harbor Station, InterGen, N.V., Linden Cogeneration, Morongo Transmission, and Ports America. Mr. Litman also serves on the Board of the Cornell Program in Infrastructure Policy. He received his Bachelor of Arts degree, cum laude with General Honors, in History and Economics from the University of Pennsylvania and his Juris Doctor from The Cornell Law School.

Frederick Pollock, J.D., Managing Director, Chief Investment Officer, Office of the Chairman

Mr. Pollock is the firm’s Chief Investment Officer and is responsible for managing all investment-related activities for the firm. He is also Head of the Strategic Investments Group and serves on all of the firm’s Investment Committees, the Diversity, Equity and Inclusion Committee and the Sustainability Committee. Prior to joining GCM Grosvenor, Mr. Pollock had various roles at Morgan Stanley, most recently within its merchant banking division, specializing in infrastructure investing, with responsibility for deal sourcing, due diligence, and management as a Board Member of various portfolio companies. He helped form the infrastructure investment group at Morgan Stanley and structured and raised capital for its initial funds. Prior to joining Morgan Stanley, he worked at Deutsche Bank, where he made investments for the firm and on behalf of clients. He received his Bachelor of Science summa cum laude in Economics from the University of Nevada and his Juris Doctor magna cum laude from Harvard Law School.

Jonathan R. Levin, President, Office of the Chairman

Jonathan R. Levin joined GCM Grosvenor in 2011, became its President in 2017 and has served as a member of its Board since November 2020. Mr. Levin, in addition to his managerial responsibilities, serves on a number of the firm’s Investment Committees. Prior to joining GCM Grosvenor, Mr. Levin was the Treasurer and Head of Investor Relations at Kohlberg Kravis Roberts & Co. (“KKR”), where he worked from 2004 to 2011, where he was responsible for managing KKR’s balance sheet investments, engaging with public investors and industry analysts, and leading strategic projects. Prior to his role as Treasurer and Head of Investor Relations, Mr. Levin worked in KKR’s private equity business and focused on investments in the financial services industry. Mr. Levin began his career as an Analyst in the private equity group of Bear Stearns. Mr. Levin holds an A.B. in Economics from Harvard College and is a member of the board of directors of the Ann & Robert H. Lurie Children’s Hospital of Chicago, the Museum of Contemporary Art Chicago, and the Francis W. Parker school.

Control Persons

Shareholders who beneficially own more than 25% of the outstanding voting securities of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.

In connection with the Reorganization, certain shareholders of the Predecessor Fund (the “Anchor Investors”) received Interests (as defined below). At the commencement of the Master Fund’s operations, besides the capitalization of the Fund and the Master Fund by an affiliate of the Adviser, the Anchor Investors owned, of record and beneficially, almost 100% of the outstanding Master Fund’s Shares of limited liability company interests (“Interests”) and one or more of them may be deemed to control the Master Fund. An Anchor Investor may continue to be deemed to control the Master Fund until such time as it owns 25% or less of the outstanding Interests. This ownership will fluctuate as other investors, including the Fund, subscribe for Interests and the Master Fund repurchases Shares in connection with any repurchase offers its Board may authorize. Depending on the size of this ownership interest at any given point in time, it is expected that one or more of the Anchor Investors will, for the foreseeable future, either control the Master Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of interest holders.

Administrative Services

Pursuant to the terms of the Management Agreements, the Adviser provides the Fund (and the Master Fund, as applicable) with certain administrative services necessary to conduct the Fund’s (and the Master Fund’s, as applicable) day-to-day operations, and the Fund (or the Master Fund, as applicable) reimburses the Adviser, at cost, based upon the Fund’s (or the Master Fund’s, as applicable) allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing the administrative services under the Management Agreements, including the Fund’s (or the Master Fund’s, as applicable) allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs, but not investment professionals.

Pursuant to the Services Agreement, SS&C GIDS, Inc. (“SS&C”) performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, SS&C coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

Distribution and Servicing Fee

Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay to the Distributor a distribution and shareholder servicing fee (the “Distribution and Servicing Fee”). Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis. The Fund may use these fees, in respect of the relevant Class, to compensate the Fund’s Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. See “Plan of Distribution.”

Indemnification

The Management Agreements and Sub-Advisory Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Management Agreements and Sub-Advisory Agreements or otherwise as an investment adviser or investment sub-adviser of the Fund.

Custodians, Distribution Paying Agent, Transfer Agent and Registrar

The Bank of New York Mellon, which has its principal office at 240 Greenwich Street, New York, NY 10286, serves as custodian for the Fund.

SS&C, which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

FUND EXPENSES

The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund and the Master Fund. As described below, however, the Fund (and the Master Fund, as applicable) bears all other expenses incurred in the business and operation of the Fund (or the Master Fund, as applicable), including amounts that the Fund (or the Master Fund, as applicable) reimburses to the Adviser for administrative services that the Adviser provides or arranges to be provided to the Fund (or the Master Fund, as applicable).

The Master Fund bears all expenses of the Fund, including the Fund’s organizational costs and ongoing operating and offering costs, including, among other things, legal, accounting, printing and other expenses. However, the Fund, and not the Master Fund, will be responsible for operating expenses associated solely with respect to a specific class of Shares. The Fund, through its investment in the Master Fund, bears a pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser, including, but not limited to: all investment-related expenses (including, but not limited to, fees paid directly or indirectly to the Sponsor Managers), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Infrastructure Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest expense; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Management Fee payable to the Adviser; the expenses relating to the reimbursement of the Adviser in connection with the provision of administrative services to the Fund and the Master Fund; fees and travel-related expenses of the Board who are not employees of the Advisers or any affiliate of the Advisers; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

Expenses borne directly by the Fund and the Master Fund include:

●	corporate, organizational and offering costs relating to offerings of Shares;

●	the cost of calculating the NAV of Shares;

●	the cost of effecting sales and repurchases of Shares and other securities;

●	the expenses relating to the reimbursement of the Adviser in connection with the provision of administrative services to the Fund and the Master Fund;

●	investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

●	distribution and/or shareholder servicing fees;

●	sub-transfer agency, sub-accounting, shareholder services and similar fees and expenses;

●	professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

●	fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

●	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

●	all costs and charges for equipment or services used in communicating information regarding the Fund’s or the Master Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund or the Master Fund;

●	transfer agent and custodial fees;

●	Distributor costs;

●	fees and expenses associated with marketing efforts;

●	federal and any state registration or notification fees;

●	federal, state, local or non-U.S. taxes;

●	fees and expenses of Trustees not also serving in an executive officer capacity for the Fund, the Master Fund or the Advisers;

●	the costs of preparing, printing and mailing reports and other communications, including repurchase offer correspondence or similar materials, to Shareholders;

●	fidelity bond, director and officers errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff;

●	overhead costs, including rent, office supplies, utilities and capital equipment;

●	legal expenses (including those expenses associated with preparing the Fund’s or the Master Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

●	the cost of any third-party pricing or valuation services;

●	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund or the Master Fund and the preparation of the Fund’s or the Master Fund’s tax information);

●	any costs and expenses associated with or related to due diligence performed with respect to the Fund’s and the Master Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

●	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

●	all other expenses incurred by the Fund, the Master Fund, and the Advisers in connection with administering the Fund’s and the Master Fund’s business, including expenses incurred by the Advisers in performing administrative services for the Fund or the Master Fund and administrative personnel paid by the Advisers, to the extent they are not controlling persons of the Advisers or any of their respective affiliates, subject to the limitations included in the Management Agreement and the Feeder Fund Management Agreement; and

●	any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s and the Master Fund’s organizational documents.

Further, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay to the Distributor a Distribution and Servicing Fee. Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis. The Fund may use these fees, in respect of the relevant Class, to compensate the Fund’s Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. See “Plan of Distribution.”

It is also understood and agreed that if persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund (or the Master Fund, as applicable), provide accounting, legal, clerical or administrative services to the Fund (or the Master Fund, as applicable) at the request of the Fund (or the Master Fund, as applicable), the Fund (or the Master Fund, as applicable) will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (or the Master Fund, as applicable), which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses, using a methodology for determining costs approved by the Board. Nothing contained herein shall be construed to restrict the Fund’s (or the Master Fund’s, as applicable) right to hire its own employees or to contract for services to be performed by third parties.

Except as otherwise described in this prospectus, the Advisers will be reimbursed by the Fund (or the Master Fund, as applicable), as applicable, for any of the above expenses that they pay on behalf of the Fund (or the Master Fund, as applicable), including administrative expenses they incur on the Fund’s (or the Master Fund’s, as applicable) behalf.

Expense Limitation and Reimbursement Agreement

The affiliates of the Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund with a term ending one-year from the initial closing date for subscriptions for Shares (the “Limitation Period”). The Adviser may extend the Limitation Period for a period of one year on an annual basis. Under the Expense Limitation and Reimbursement Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees and/or it or its affiliate will pay, absorb or reimburse expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund). The Expense Limitation and Reimbursement Agreement limits the amount of the aggregate Operating Expenses, listed below, of each Class of Shares during the Limitation Period to an amount not to exceed 1.0% of the respective Class’s daily net assets on an annualized basis (the “Expense Cap”). “Operating Expenses” are organizational and offering costs, legal expenses not related to transactions (including independent trustees’ counsel); marketing expenses; shareholder communications, networking and platform fees, insurance; audit fees; third-party due diligence fees; trustee fees; printing fees; transfer agent fees; third-party and internal administrative expenses; and custody expenses. For the avoidance of doubt, the Expense Limitation and Reimbursement Agreement does not apply to the following “Specified Expenses”: (i) the Fund’s pro rata portion of the Master Fund’s fees and expenses not otherwise borne by the Adviser or its affiliates, including the Management Fee and those other fees and expenses disclosed herein under “Fund Expenses”; (ii) all fees and expenses of the investments in which the Fund invests (including the underlying fees of Infrastructure Funds, Infrastructure Assets and other investments); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Infrastructure Funds, Infrastructure Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and/or shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders.

If the Fund’s aggregate Operating Expenses, exclusive of the Specified Expenses, in respect of any class of Shares for any month exceeds the Expense Cap applicable to that class of Shares, the Adviser will waive fees or pay or reimburse expenses of the Fund to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and Reimbursement Agreement. To the extent that the Adviser waives fees, reimburses expenses to the Fund or pays expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable class of Shares if the Operating Expenses have fallen to a level below the Expense Cap and the recouped amount does not raise the aggregate level of ordinary Operating Expenses in respect of a class of Shares in the month of recoupment to a level that exceeds any expense cap applicable at such time. The Adviser and the Board have approved the continuance of the Expense Limitation and Reimbursement Agreement through at least July 31, 2026. The Expense Limitation and Reimbursement Agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses” for additional information.

Offering Costs

The Fund’s initial offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. Any initial offering costs paid by the Adviser on behalf of the Fund will be recorded as a Payable for offering costs in the Statement of Assets and Liabilities and will be accounted for as a deferred charge until commencement of operations. Thereafter these initial offering costs will be amortized over 12 months on a straight-line basis. Ongoing offering costs will be expensed as incurred.

All offering costs of the Fund paid by the Adviser shall be subject to reimbursement pursuant to the Expense Limitation and Reimbursement Agreement.

ADVISORY ARRANGEMENTS

The Adviser provides management and administrative services necessary for the day-to-day operation of the Fund and the Master Fund. The Sub-Adviser, subject to the oversight of the Adviser, is responsible for the day-to-day portfolio management of the Master Fund’s portfolio and the Fund’s investment in the Master Fund.

Pursuant to a management agreement between the Master Fund and the Adviser (the “Management Agreement”), the Adviser is responsible for providing management and administrative services to the Master Fund. In consideration for the management services provided under the Management Agreement, the Master Fund pays the Adviser a management fee (the “Management Fee”). The Management Fee is calculated and payable monthly at the annual rate of 1.60% of the average daily value of the Master Fund’s net assets. In consideration for the administrative services provided under the Management Agreement, the Master Fund is obligated to reimburse the Adviser, at cost, based upon the Master Fund’s allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing its obligations under the Management Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs.

Pursuant to the investment sub-advisory agreement between the Master Fund, the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), the Sub-Adviser, subject to the oversight of the Adviser, is responsible for providing portfolio management services to the Master Fund. For these services, the Adviser pays a portion of the Management Fee it receives from the Master Fund to the Sub-Adviser.

In addition, the Adviser also has entered into a management agreement with the Fund (the “Feeder Fund Management Agreement” and, together with the Management Agreement, the “Management Agreements”), pursuant to which the Adviser is responsible for providing management and administrative services to the Fund. The Feeder Fund Management Agreement provides that the Adviser will not receive a management fee on any assets of the Fund that are invested in the Master Fund. For any assets of the Fund that are not invested in the Master Fund, the Feeder Fund Management Agreement provides that the Adviser will be entitled to a management fee that is calculated in the same manner as the Management Fee. The Fund intends to invest substantially all of its assets in the Master Fund and, as a result, the Adviser would not be entitled to additional compensation for the management of those assets under the Feeder Fund Management Agreement. However, in consideration for the administrative services provided under the Feeder Fund Management Agreement, the Fund is obligated to reimburse the Adviser, at cost, based upon the Fund’s allocable portion of the Adviser’s overhead and other expenses (including travel expenses) incurred by the Adviser in performing its obligations under the Feeder Fund Management Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. This compensation will relate to administrative services provided to the Fund (not the Master Fund) and will be charged to the Fund while it is invested in the Master Fund.

Pursuant to the investment sub-advisory agreement between the Fund, the Adviser and the Sub-Adviser (the “Feeder Fund Sub-Advisory Agreement” and, together with the Sub-Advisory Agreement, the “Sub-Advisory Agreements”), the Sub-Adviser, subject to the oversight of the Adviser, is responsible for providing portfolio management services to the Fund. For these services, the Adviser pays a portion of any management fee it receives from the Fund to the Sub-Adviser. If no management fees are received by the Adviser from the Fund because all of the Fund’s assets are invested in the Master Fund, the Sub-Adviser will not receive a sub-advisory fee with respect to the Fund’s assets and will be compensated pursuant to the Sub-Advisory Agreement with the Master Fund.

Approval of the Management Agreements and Sub-Advisory Agreements

Approvals of the Management Agreements and Sub-Advisory Agreements were made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services to be provided by the Adviser or Sub-Adviser, as applicable, under the respective Management Agreements or Sub-Advisory Agreements; (ii) the investment performance of existing funds managed by the Adviser or Sub-Adviser, as applicable, with a comparable strategy to the Funds; (iii) comparative information with respect to fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by the Adviser or Sub-Adviser, as applicable, and the personnel of the Adviser or Sub-Adviser, as applicable, providing such services under the respective Management Agreements or Sub-Advisory Agreements. A description of the factors considered by the Board in approving the Management Agreements and Sub-Advisory Agreements will be included in either the Fund’s first annual or semi-annual report following the commencement of operations.

DETERMINATION OF NET ASSET VALUE

The Fund calculates the net asset value of each class of Shares of the Fund as of the close of business on each day the New York Stock Exchange (“NYSE”) is open for trading or at such times as the Board may determine (each, a “Determination Date”). In determining the net asset value of each class of Shares, the Fund values its investments as of the relevant Determination Date. The net asset value of each class of Shares equals, unless otherwise noted, the value of the total assets of the class, as applicable, less all of the liabilities attributable to the class, including accrued fees and expenses, each determined as of the relevant Determination Date. Class S Shares and Class U-2 Shares are offered for sale through the Distributor at NAV plus the applicable sales load, while Class I Shares, Class U Shares and Class D Shares will be offered at NAV. It is expected that the net asset value of each class of Shares will vary over time as a result of the differing fees and expenses applicable to each class.

The Fund’s fair value policies and procedures and valuation practices are designed to comply with Rule 2a-5 under the 1940 Act. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”) and has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, subject to its oversight. As the valuation designee, the Adviser oversees the implementation of the Valuation Procedures and may consult with representatives from the Sub-Adviser, the Fund’s outside legal counsel or third-party consultants in their discussions and deliberations.

In order to assist the Adviser in carrying out its designated responsibilities as the valuation designee, the Adviser has established a committee (the “Valuation Committee”) to oversee the creation, implementation and adherence to policies and procedures governing the valuation of investments, in accordance with the Fund’s Valuation Procedures.

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange are valued based on their respective market price.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations, the Valuation Committee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Committee makes use of reputable financial information providers in order to obtain the relevant quotations.

The Adviser, as valuation designee, generally fair values the Fund’s Infrastructure Investments that do not have readily available market prices using a practical expedient in accordance with Topic ASC 820 of the Financial Accounting Standards Board (“ASC 820”). Generally, the valuation of interests in Infrastructure Investments are valued based on the valuation information provided by the Sponsor Manager. Sponsor Managers provide estimated net asset values or other valuation information on a periodic basis (typically, quarterly) and the information will typically be as of a date that is several months old by the time the Fund strikes its net asset value on a Determination Date. For this reason, the Fund may apply one or more adjustments to the valuations received, which may include adjustments for cash flows received from or delivered to the Infrastructure Investment after the reference date of the most recently reported net asset value. In addition to adjustments to reflect the net asset value inclusive of cash flows since the reference date, the Adviser may apply other adjustments to reflect estimated change in the fair value of the Fund’s Infrastructure Investment as compared to the date of the last reported net asset value from the Sponsor Manager. There can be no assurance that these adjustments will improve the accuracy of these valuations.

To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate, the Adviser will make a fair value determination in accordance with the Valuation Procedures.

In making a fair valuation determination, the Adviser may take into account various factors, as relevant, as provided for in the Valuation Procedures, which may include: (i) market comparable statistics and public trading multiples; (ii) transaction activity; (iii) pending sales and potential exit transactions; (iv) discounted cash flow analysis; (v) cost or (vi) any other information, factor or set of factors that may affect the valuation of the Fund’s investment as determined by the Adviser. The Adviser may also utilize independent third-party valuations.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using current foreign exchange rates provided by a recognized pricing service.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Valuation Committee for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Valuation Committee may consider pre-acquisition and annual financial reporting summaries, comparable company factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.

Notwithstanding the above, Sponsor Managers may adopt a variety of valuation bases and provide differing levels of information concerning investments and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Adviser, Valuation Committee or the Board will be able to independently confirm the accuracy of valuations provided by the Sponsor Managers (which are generally unaudited).

The Sub-Adviser may in the future act as investment adviser or sub-adviser to other clients that invest in securities for which no public market price exists. Valuation determinations by the Sub-Adviser for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients of the Sub-Adviser, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a daily basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of investments could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Valuation Committee regarding appropriate valuations should prove incorrect.

CONFLICTS OF INTEREST

Certain of the Fund’s executive officers and Trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other GCM Grosvenor or CION-advised funds (“Other Managed Funds”). As a result, they have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund, the Master Fund, or the Fund’s Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund or Master Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other GCM Grosvenor funds.

The results of the Fund’s and Master Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund or Master Fund. Moreover, it is possible that the Fund or Master Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.

In the event investment opportunities are allocated among the Fund, the Master Fund and Other Managed Funds, the Fund or Master Fund may not be able to structure its investment portfolio in the manner desired. However, the Fund may co-invest with funds managed by GCM Grosvenor or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations, its allocation procedures or pursuant to the conditions of an exemptive order.

From time to time, and in compliance with the 1940 Act, applicable law and Staff guidance, the Fund, the Master Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.

The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund or Master Fund. As a result, prices, availability, liquidity and terms of the Fund’s or Master Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund or Master Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund or Master Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction would generally be adverse to the interests of the Fund or Master Fund, and such party would have no incentive to assure that the Fund or Master Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund or Master Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund or Master Fund invests or which may be based on the performance of the Fund or Master Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.

The Advisers are paid a fee based on a percentage of the Master Fund’s net assets. The participation of the Advisers’ investment professionals in the valuation process therefore results in a conflict of interest. The Advisers also have a conflict of interest in deciding whether to cause the Master Fund to incur leverage or to invest in more speculative investments or financial instruments, which increase the assets or the yield of the Funds and, accordingly, the Management Fee received by the Adviser. Certain other GCM Grosvenor-advised funds pay the Sub-Adviser or its affiliates performance-based compensation, which could create an incentive for the Sub-Adviser or affiliate to favor such investment fund or account over the Funds.

By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Funds, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

Ownership of the Sub-Adviser

As a consequence of GCMG being a publicly traded company, the officers, directors, members, managers and employees of GCM Grosvenor may have duties or incentives relating to the interests of GCMG’s shareholders that may differ from, and could conflict with, the interests of GCM Grosvenor-Managed Accounts and their investors (including the Fund, Master Fund and their Members). Any such conflicts would not necessarily need to be taken into account if GCMG were not publicly traded.

Regulatory Restrictions and Overall Position Limits

From time to time, the activities of the Fund will be restricted because of regulatory requirements applicable to the Advisers or their internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements. There may be periods when the Advisers could preclude the Fund from purchasing particular securities or financial instruments, even if such securities or financial instruments would otherwise meet the Fund’s objectives. The Sub-Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with an exemptive order the Adviser, the Sub-Adviser, the Funds and affiliates of the Sub-Adviser and certain funds managed and controlled by the Sub-Adviser and its affiliates have received d from the SEC that permits the Funds to, among other things and subject to the conditions of the order, invest in certain privately placed securities in aggregated transactions alongside certain other persons, including certain affiliates of the Sub-Adviser and certain funds managed and controlled by the Sub-Adviser and its affiliates, where the Sub-Adviser and/or its affiliate negotiates certain terms of the private placement securities to be purchased (in addition to price-related terms).  However, the exemptive order contain certain conditions that may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

As permitted by the terms of the exemptive order, the Board may establish objective criteria (“Board Criteria”) clearly defining the types of privately negotiated investment opportunities in which the Fund will have the opportunity to participate with one or more private funds or proprietary accounts managed by the Sub-Adviser. If an investment falls within the Board Criteria, the Sub-Adviser must offer an opportunity for the Fund to participate. The Fund may determine to participate or not to participate, depending on whether the Sub-Adviser determines that the investment is appropriate for such Fund. If the Sub-Adviser determines that such investment is not appropriate for the Fund, the investment will not be allocated to the Fund, but the Sub-Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

The Fund may participate in other aggregated transactions alongside affiliates of the Advisers and funds and accounts managed by the Advisers and their affiliates that qualify for another 1940 Act exemption or are entered into in accordance with interpretations of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder as expressed in no-action letters or other available guidance from the SEC or its staff, including aggregated transactions where only price-related terms of the private placement security to be purchased are negotiated by the Advisers.

The Fund, together with interests held by other clients of the Advisers, may be limited from owning or controlling, directly or indirectly, interests in Infrastructure Funds or other issuers that equal or exceed 5% of such issuer’s outstanding voting securities. In addition, the Fund may seek to invest in an Infrastructure Fund’s non-voting securities and, together with interests held by other clients of the Advisers, may be limited in the amount it can invest. Such limitations are intended to ensure that an underlying Infrastructure Fund not be deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may impose limits on the Fund’s dealings with the Infrastructure Fund and its affiliated persons. As a general matter, however, the Infrastructure Funds in which the Fund will invest do not typically provide their shareholders with an ability to vote to appoint, remove or replace the general partner of the Infrastructure Fund (except under quite limited circumstances that are not presently exercisable). Notwithstanding these limitations, under certain circumstances the Fund could become an affiliated person of an Infrastructure Fund or another issuer. In such circumstances, the Fund may be restricted from transacting with the Infrastructure Fund or its portfolio companies absent an applicable exemption (whether by rule or otherwise).

SHARE REPURCHASE PROGRAM

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

To provide Shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. The Fund currently expects to conduct its first repurchase offer following the second full quarter of Fund operations. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date, although the NAV is expected to be determined on the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

The timeline below summarizes the key dates in the repurchase process:

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred (100) Shares and who tender all of their Shares, before prorating other amounts tendered. There is no assurance that Shareholders will be able to sell as many Shares as desired in a repurchase offer or in any subsequent repurchase offer.

In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may repurchase the Shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (888) 729-4266 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Repurchase Fee

Shareholders who tender for repurchase Shares such that they will have been held less than one year after purchase, as of the time of repurchase, will be subject to an early repurchase fee of 2.00% of the original purchase price. The Fund or its designee may waive the imposition of the early repurchase fee in the following situations: (1) Shareholder death or (2) Shareholder disability. Any such waiver does not imply that the early repurchase fee will be waived at any time in the future or that such early repurchase fee will be waived for any other Shareholder. Shares acquired through the Fund’s DRIP, reinvestment of dividends or capital gain distributions are not subject to an early repurchase fee.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling portfolio investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights of a Shareholder’s descendants to redeem shares in the event of such Shareholder’s death pursuant to certain conditions and restrictions. The Shares are not traded on a securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DESCRIPTION OF SHARES

The following description is based on relevant portions of Delaware law, as amended, and on the Declaration of Trust and Bylaws. This summary is not intended to be complete. Please refer to Delaware law, as amended, and the Declaration of Trust and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.

Common Shares of Beneficial Interest

The Fund is a recently organized Delaware statutory trust formed on September 20, 2023. The Fund offers five classes of Shares: Class I Shares, Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares. The Fund has been granted an exemptive order by the SEC that permits the Fund to offer multiple classes of shares with different asset-based Distribution and Servicing Fees and early repurchase fees, as applicable. An investment in any Class of Shares of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts and ongoing fees and expenses for each Class are expected to be different. The estimated fees and expenses for each Class of Shares of the Fund are set forth in “Summary of Fees and Expenses.”

Shares of each Class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each Class has a different designation; (b) each Class of Shares bears any class-specific expenses; and (c) each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that Class.

Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current net asset value, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s common shareholders.

Outstanding Securities

The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of June 30, 2025:

Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Class I	Unlimited	0	266,310.885
Class S	Unlimited	0	805.73
Class U	Unlimited	0	805.73
Class U-2	Unlimited	0	805.73
Class D	Unlimited	0	805.73

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Declaration of Trust. A prospective investor and his or her advisers should carefully review the Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.

Shareholders; Additional Classes of Shares

Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.

In addition, to the extent permitted by the 1940 Act and subject to the Fund’s exemptive relief from the SEC, the Fund reserves the right to issue additional classes of shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.

Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. All classes of Shares are equal as to distributions, assets and voting privileges and have no conversion, preemptive or other subscription rights.

Shares may only be transferred with consent from the Board of Trustees. Any Shares held by a Shareholder may be transferred only (1) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Shareholder or (2) with the consent of the Board of Trustees or their delegate (which may be withheld in the Board of Trustees’ or their delegate’s sole and absolute discretion). If a Shareholder transfers Shares with the approval of the Board of Trustees or their delegate, the Board of Trustees or their delegate will as promptly as practicable take all necessary actions so that each transferee or successor to whom or to which the Shares are transferred is admitted to the Trust as a Shareholder.

Anti-Takeover and Other Provisions

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to change the composition of the Board or convert the Fund to open-end status. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) at any meeting of Shareholders by a vote of not less than two-thirds of the outstanding voting Shares or (ii) with or without cause at any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective. The Trustees may also fill vacancies caused by enlargement of their number or by the death, resignation or removal of a Trustee. The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the Bylaws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any securities exchange.

Limitation of Liability; Indemnification

The Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. Persons extending credit to, contracting with or having any claim against the Fund shall look only to the assets of the Fund for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.

Derivative Actions, Direct Actions and Exclusive Jurisdiction

The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.

Further, to the fullest extent permitted by Delaware law, Shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.

Amendment of the Declaration of Trust

The Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required under 1940 Act or such an amendment would limit Shareholder rights, as discussed in the Declaration of Trust.

Term, Dissolution, and Liquidation

Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the classes of Shares of the Fund in accordance with the respective rights of such classes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to an investment in the Fund’s Shares, and to the acquisition, ownership, and disposition of the Fund’s Shares.

This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, persons that hold the Fund’s Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts (“REITs”), RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the U.S., controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt securities or certain other investment assets or realizes such income through investments in Infrastructure Funds that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. This discussion is limited to Shareholders that hold the Fund’s Shares as capital assets (within the meaning of the Code) and does not address owners of a Shareholder. This discussion is based upon the Code, U.S. Treasury regulations, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek, any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.

For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of the Fund’s Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	a trust, if a court within the U.S. has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Fund’s Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund’s Shares that are partnerships or partners in such partnerships should consult their own tax advisers with respect to the purchase, ownership and disposition of the Fund’s Shares.

Tax matters are complicated and the tax consequences to a Shareholder of an investment in the Fund’s Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax adviser regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Fund’s Shares, as well as the effect of state, local and foreign tax laws, and the effect of any possible changes in tax laws.

Election to be Taxed as a Regulated Investment Company

The Fund intends to elect to be treated, and intends to operate in a manner so as to continuously qualify annually, as a RIC under the Code. The Fund has made an election to be treated as a corporation for U.S. federal income tax purposes in order to make a valid RIC election. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its investment company taxable income (which generally is the Fund’s net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. Income allocated to the Fund by the Master Fund will retain its original tax character for purposes of the annual gross income test. Income realized by the Fund as a result of the Fund electing mark-to-market tax treatment for its PFIC investments will constitute qualifying income for purposes of this 90% annual gross income requirement, if applicable. For purposes of meeting the 90% gross income requirement, the Master Fund also may make and/or hold certain investments through subsidiaries, including through U.S. and non-U.S. corporate subsidiaries. The net income of a U.S. corporate subsidiary will generally be subject to federal income tax at a rate of 21%, in addition to potential state and local income and excise taxes. With respect to the Master Fund’s investments in a partnership, the Fund will be treated as receiving its share of the Master Fund’s proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership. The following discussion assumes that the Fund qualifies as a RIC.

Qualification and Taxation as a Regulated Investment Company

If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders.

If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its net capital gain income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding years (to the extent that income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirement for a particular year, the Fund will need to receive certain information from Infrastructure Funds, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirement. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

●	Elect to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

●	derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock, securities, or foreign currencies (including certain deemed inclusions) derived with respect to the Fund’s business of investing in such stock, securities, foreign currencies or other income, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

●	diversify its holdings so that at the end of each quarter of the taxable year:

o	at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

o	no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) or of two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

The Fund has an opt-out DRIP. The tax consequences to Shareholders of participating in the DRIP are discussed below – “Taxation of U.S. Shareholders.”

The Fund may have investments, either directly or through Infrastructure Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or Infrastructure Funds, as applicable) actually receives a corresponding amount of cash in respect of such income. For example, if Infrastructure Funds in which the Fund invests hold, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by underlying Infrastructure Funds, including as described below under the heading “Non-U.S. Investments, including PFICs and CFCs” and in certain situations where the Fund owns, directly or indirectly, an interest in a partnership that does not have a Section 754 election in effect.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (i.e., realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.

In order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to its Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.

If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if the Fund would otherwise qualify as a RIC, if the Fund determines that such treatment as a C corporation for a particular year would be in the Fund’s best interest.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the Master Fund and the underlying Infrastructure Funds, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary U.S. or non-U.S. corporation (or other entity treated as such for U.S. tax purposes). In such a case, any income from such investments should not adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income may be subject to U.S. or non-U.S. tax depending on the circumstances, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.

Failure to Qualify as a Regulated Investment Company

If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify as a RIC, the Fund would generally be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund elects to pay U.S. corporate income tax on any such unrealized appreciation during the succeeding 5-year period.

If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes generally would be taxable to Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the current maximum rate applicable to qualifying dividend income of individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Fund’s Shares, and any remaining distributions would be treated as capital gain.

The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.

The Fund’s Investments—General

Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause it to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include both the Co-Investments, activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any Infrastructure Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

An Infrastructure Fund in which the Fund invests may face financial difficulties that require the Fund to work-out, modify or otherwise restructure its investment in Infrastructure Fund. Any such transaction could, depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying income for purposes of the 90% Gross Income Test.

Securities and other financial assets

Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.

Non-U.S. Investments, including PFICs and CFCs

The Fund’s investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by the Fund.

The Fund may acquire interests in Infrastructure Funds organized outside the U.S. that are treated as corporations for U.S. tax purposes and that may be treated as PFICs for federal income tax purposes. The Master Fund may, to the extent possible under certain circumstances, elect to treat a PFIC as a QEF, which would result in the Master Fund’s and the Fund’s recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF.

To the extent the Master Fund cannot elect QEF treatment or to the extent such treatment is not optimal and the interests in the PFIC are readily marketable, the Fund or the Master Fund, as applicable, may elect to “mark to market” shares that the Master Fund holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of those PFIC shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. The Fund’s basis in PFIC shares will be increased by the amount of mark-to-market income recognized with respect to such shares and decreased by the amount of any deduction allowed for mark-to-market loss with respect to such shares. Gains realized with respect to PFICs that the Fund has elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC shares are sold, at which point the loss will be treated as a capital loss. Capital losses recognized by the Fund in a taxable year will be deductible against capital gains recognized by the Fund in that year or in following years.

By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that the Master Fund receives from PFICs. Accordingly, the Fund may need to borrow money or to dispose of interests in Infrastructure Funds in order to make the required distributions.

If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control, and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “Qualification and Taxation as a Regulated Investment Company” above.

If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.

Non-U.S. Currency

The Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pay such expenses or liabilities may be treated as ordinary income or loss by the Fund. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

Taxation of U.S. Shareholders

The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares beneficially owned by U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Fund by a U.S. Shareholder may have adverse tax consequences. U.S. Shareholders should consult their own tax advisers about the U.S. tax consequences of investing in the Fund.

The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of 1940 Act.

Distributions on, and Sale or Other Disposition of, the Fund’s Shares

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income, determined without regard to the deduction for dividends paid, will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions the Fund pays to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally are taxable to U.S. Shareholders at the preferential rates applicable to long-term capital gains. Distributions of the Fund’s net capital gains (which generally are the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) that are properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at reduced rates in the case of non-corporate taxpayers, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

The Fund generally expects to make distributions in cash but retains the discretionary ability to make distributions of in-kind of securities. Shareholders should consult their own tax advisers as to the possibility of the Fund distributing securities in-kind, as well as the specific tax consequences of owning and disposing any securities actually distributed in-kind by the Fund.

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. The amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit may exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

A portion of the Fund’s ordinary income dividends paid to corporate U.S. Shareholders may, if the distributions consist of qualifying distributions received by the Fund and certain other conditions are met, qualify for the 50% dividends received deduction to the extent that the Fund has received dividends from certain corporations during the taxable year, but only to the extent these ordinary income dividends are treated as paid out of earnings and profits of the Fund. A corporate U.S. Shareholder may be required to reduce its basis in its Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. Shareholders should consult their own tax advisers in determining the application of these rules in their particular circumstances.

U.S. Shareholders who have not “opted out” of the Fund’s DRIP will have their cash dividends and distributions net of any applicable U.S. withholding tax, including any amounts withheld for which a refund is available by filing a U.S. federal income tax return, automatically reinvested in additional Shares, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. Shareholders. A U.S. Shareholder will have an adjusted basis in the additional Shares purchased through the DRIP equal to the dollar amount that would have been received if the U.S. Shareholder had received the dividend or distribution in cash, unless the Fund were to issue new Shares that are trading at or above NAV, in which case, the U.S. Shareholder’s basis in the new Shares would generally be equal to their fair market value. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.

The Fund expects to be treated as a “publicly offered regulated investment company.” As a “publicly offered regulated investment company,” in addition to the Fund’s DRIP, the Fund may choose to pay a majority of a required dividend in Shares rather than cash. In order for the distribution to qualify for the Annual Distribution Requirement, the dividend must be payable at the election of each Shareholder in cash or Shares (or a combination of the two) but may have a “cash cap” that limits the total amount of cash paid to not less than 20% of the entire distribution. If Shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each Shareholder who elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares of the Fund. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares is substituted, and the Fund’s U.S. Shareholders will be subject to tax on such amount as though they had received cash.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s Shareholders on December 31 of the year in which the dividend was declared.

If a U.S. Shareholder receives Shares in the Fund shortly before the record date of a distribution, the value of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of its investment.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder redeems, sells or otherwise disposes of its Shares in the Fund. The amount of gain or loss will be measured by the difference between a U.S. Shareholder’s adjusted tax basis in the Shares sold, redeemed or otherwise disposed of and the amount realized. Any gain or loss arising from such sale, redemption or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale, redemption or other disposition of the Fund’s Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares.

In general, U.S. Shareholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain. Such rates are lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain and ordinary income at the same maximum rate. A non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against its ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year information on Form 1099-DIV to assist Shareholders in preparing their tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Distributions by the Fund out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. Shareholder’s particular situation.

Income from Repurchases of Shares

In General. A U.S. Shareholder who participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Under each of these approaches, a U.S. Shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased).

Sale or Exchange Treatment. In general, the tender and repurchase of the Fund’s Shares should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

●	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

●	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

●	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.

In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders should consult their tax advisers regarding the application of the constructive ownership rules to their particular circumstances.

A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns none of the Fund’s Shares, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any of the Fund’s Shares immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisers.

A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (e.g., less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.

If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

If a sale of Shares pursuant to a repurchase of Shares by the Fund satisfies any of tests described above, it is unclear whether and to what extent the payment of such amounts (including amounts funded through the sale of the Fund’s portfolio securities) are taken into account in satisfying the Annual Distribution Requirement or otherwise reducing or eliminating the Fund’s tax liability.

Distribution Treatment. If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.

Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend.

This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisors about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.

Taxation of Tax-Exempt Investors

Under current law, the Fund generally serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Distributions of “investment company taxable income” to Non-U.S. Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the U.S., the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the Non-U.S. Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding, and the amount of any withholding will not be treated as reinvested. Also, in the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their tax advisors and intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the U.S.,) or, in the case of an individual, the Non-U.S. Shareholder was present in the U.S. for 183 days or more during the taxable year and certain other conditions are met or the special rules relating to gain attributable to the sale or exchange of USRPIs apply.

Special rules would apply if the Fund were a qualified investment entity (“QIE”), because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. Generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or an entity that has been a USRPHC in the last five years. Interests in domestically controlled RICs and less than 5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE. If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a non-U.S. Shareholder in which case such Shareholder generally would also be required to file U.S. tax returns and pay any additional taxes due in connection with the redemption. Such tax does not apply, however, to the disposition of stock in a RIC that is “domestically controlled.” Generally, a RIC is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the RIC’s existence. The Fund cannot assure that it will not constitute a USRPHC or that it will qualify as a domestically controlled RIC. If the Fund were to fail to so qualify, amounts received by a Non-U.S. Shareholder on certain dispositions of Shares (including a redemption pursuant to a repurchase request) would be subject to tax as if it were a U.S. Shareholder under FIRPTA if the Fund were a USRPHC, unless (i) Shares were “regularly traded” on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 5% of the Fund’s Shares. However, it is not anticipated that the Shares will be “regularly traded” on an established securities market. In addition, under FIRPTA, such dispositions by Non-U.S. Shareholders would be subject to a 15% withholding tax.

Further, distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Fund of USRPIs, whether or not designated as capital gain dividends, will cause the Non-U.S. Shareholder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. Shareholders will be taxed on this gain at the same rates applicable to U.S. Shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a Non-U.S. Shareholder that is a corporation. A distribution is not attributable to a USRPI if the interest in the underlying asset is held by the Fund solely as a creditor.

However, the above tax will not apply to any capital gain dividend with respect to any class of the Fund’s stock which is “regularly traded” on an established securities market located in the United States if the Non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above. Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that the Shares will be “regularly traded” on an established securities market.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Fund’s administrator with an IRS Form W-8BEN, IRS Form W-8BEN-E or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the U.S. (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the U.S. and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of the Fund in excess of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisor to determine the applicability of these regulations in light of their individual circumstances.

Net Investment Income Tax

An additional 3.8% surtax applies to the net investment income of non-corporate U.S. Shareholders (other than certain trusts) on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” generally includes interest and taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.

Information Reporting and Backup Withholding

The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable to U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that this U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a U.S. Shareholder to furnish a certified TIN to the Fund could subject the U.S. Shareholder to a penalty imposed by the IRS.

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, OF AN INVESTMENT IN THE FUND’S SHARES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Shares by (i) “employee benefit plans” that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any of the foregoing described in clauses (i) and (ii) pursuant to ERISA or applicable law (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a “benefit plan investor” (a “Benefit Plan Investor”) within the meaning of ERISA and the U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”) and prohibit certain transactions involving the assets of Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term Benefit Plan Investor is generally defined under ERISA and the Plan Asset Regulations to include (a) “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, (b) “plans” within the meaning of Section 4975 of the Code to which Section 4975 of the Code applies (including “Keogh” plans and IRAs), and (c) entities whose underlying assets include the assets of any such “employee benefit plan” or “plan” (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).

In considering an investment in the Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Fund were deemed to include “plan assets,” as described below, the acquisition and/or holding of the Shares by a Benefit Plan Investor with respect to which the Fund, the Adviser or the Sub-Adviser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan Investor involved in the transaction and provided further that the Benefit Plan Investor pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring Shares in reliance on these or any other exemption should carefully review the exemption in consultation with counsel to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Assets

Under ERISA and the Plan Assets Regulation, when a Benefit Plan Investor acquires an equity interest in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Assets Regulation) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors or that the entity is an “operating company,” each as defined in the Plan Assets Regulation. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan Investor investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan Investor that becomes a Shareholder, solely as a result of the Benefit Plan Investor’s investment in the Fund.

Other Plans

Certain Plans, such as governmental plans and non-U.S. plans, may not be subject to ERISA or Section 4975 of the Code, but may be subject to provisions of Similar Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each Plan, including governmental and foreign plans, considering an investment in the Shares should consult with their legal advisors regarding their proposed investment in the Shares.

Representation

By acceptance of the Shares, each purchaser and subsequent transferee of the Shares will be deemed to have represented and warranted that either (i) it is not, and it is not investing on behalf of, a Plan or (ii) (a) the purchase and holding of the Shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws and (b) if it is investing on behalf of a Plan subject to Similar Laws, its investment in Shares or any interest therein will not cause the assets of the Fund being deemed to constitute the assets of such Plan under laws applicable to the Plan.

Reporting of Indirect Compensation

Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the U.S. Department of Labor regarding their assets, liabilities and expenses. To facilitate a plan administrator’s compliance with these requirements it is noted that the descriptions contained in this Registration Statement of fees and compensation, including the Management Fee payable to the Adviser are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available

The foregoing discussion of ERISA, the Code and Similar Law issues should not be construed as legal advice. Fiduciaries of Plans should consult their own legal advisors with respect to issues arising under ERISA, the Code and applicable Similar Laws make their own independent decision regarding an investment in the Fund. The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisors concerning the considerations discussed above before making an investment in the Fund. As indicated above, Similar Laws governing the investment and management of the assets of Plans that are not subject to Title I of ERISA or Section 4975 of the Code, such as governmental plans and non-U.S. plans, may contain fiduciary responsibility and prohibited transaction requirements similar to those under ERISA and Section 4975 of the Code. Accordingly, Plans, in consultation with their legal advisors, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc, located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions (the “Distributor”). Class S Shares and Class U-2 Shares are offered for sale through the Distributor at NAV plus the applicable sales load and Class I Shares, Class U Shares and Class D Shares are offered at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. It is anticipated that Shares of the Fund will not be listed on any securities exchange and the Distributor will not act as a market marker in Fund Shares.

Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay to the Distributor a Distribution and Servicing Fee. Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis. The Fund may use these fees, in respect of the relevant Class, to compensate the Fund’s Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. No upfront sales load will be paid with respect to Class I Shares, Class U Shares and Class D Shares, however, if you buy Class U Shares or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine. Financial intermediaries will not charge such fees on Class I Shares. Your financial intermediary may impose additional charges when you purchase Shares. Please consult your financial intermediary for additional information.

CION Securities has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, wirehouses, regional and independent retail broker-dealers and registered investment advisers.

The Advisers or their affiliates, including CION Securities, in their discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.

The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.

Purchasing Shares

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements.

Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Investors may be charged a fee if they effect transactions through a Financial Intermediary. The Fund has authorized one or more Financial Intermediaries to receive on its behalf purchase and repurchase orders, including the Distributor. Such Financial Intermediaries are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or repurchase order when an authorized Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order. Investors’ purchase orders will be priced at the Fund’s net asset value next computed after they are received by an authorized Financial Intermediary or the Financial Intermediary’s authorized designee. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.

The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures. Neither the Fund, the Adviser nor the Distributor supervises the implementation of these breakpoints, waivers or discounts or verifies the intermediaries’ administration of these breakpoints, waivers or discounts.

In all instances, it is an investor’s responsibility to notify the financial intermediary of any facts that may qualify the investor for sales charge waivers or discounts. Please contact your financial intermediary for more information regarding the sales charge waivers and discounts available to you and the intermediary’s related policies and procedures.

If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Grosvenor Infrastructure Fund to:

Overnight: Please call (888) 729-4266 for the overnight mailing address.	Regular Mail: CION Grosvenor Infrastructure Fund PO Box 219984 Kansas City, MO 64121-9984

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (888) 729-4266 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
CION Grosvenor Infrastructure Fund
(shareholder registration)
(shareholder account number)

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement plan accounts on specified days of each month into your established Fund account. Please contact your registered representative/investment adviser for more information about the Fund’s Automatic Investment Plan.

In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisers may call Investor Relations at (888) 729-4266 for additional assistance when completing an application.

If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial investment by a Shareholder for Class S Shares, Class U-2 Shares and Class D Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The minimum initial investment for Class U Shares is $2,500. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the DRIP or as otherwise permitted by the Fund. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive investment minimums. Class S Shares and Class U-2 Shares are offered for sale through the Distributor at NAV plus the applicable sales load and Class I Shares, Class U Shares and Class D Shares are offered at NAV. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

Converting Shares

Investors eligible to purchase Class I Shares may convert Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares to Class I Shares. Such Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a Distribution and Servicing Fee. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.

You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C by mail to CION Investments, PO Box 219984, Kansas City, MO 64121-9984 or by calling the toll-free number (888) 729-4266.

As of the date of this Prospectus, the Fund is the only fund managed by the Adviser. To the extent that the Adviser manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another the Adviser-managed fund. Such conversions would occur in conjunction with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.

A conversion of Shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.

Share Class Considerations

When selecting a Share Class, you should consider the following:

●	which Share Classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular Class of Shares.

Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which Class of Shares is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class S Shares

Investors purchasing Class S Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund up to a maximum of 3.50%.

The following sales loads apply to your purchases of Class S Shares of the Fund:

Amount Purchased	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	3.63%
$250,000-$499,999	2.50%	2.56%
$500,000-$999,999	1.50%	1.52%
$1,000,000 and Above	1.00%	1.01%

●	Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class S Shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund; or

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

Class S Shares are subject to a Distribution and Servicing Fee at an annual rate of up to 0.85% of the average daily net assets of the Fund attributable to Class S Shares. Class S Shares may only be available through certain Financial Intermediaries. However, for all accounts, Class S Shares require a minimum investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, while subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum.

Class U Shares

Class U Shares will be sold at the prevailing NAV per Class U Share and are not subject to any upfront sales charge. Class U Shares are subject to a Distribution and Servicing Fee which will accrue at an annual rate of 0.75% of the average daily net assets of the Fund attributable to Class U Shares. Class U Shares may only be available through certain Financial Intermediaries. Because the Class U Shares of the Fund are sold at the prevailing NAV per Class U Share without an upfront sales charge, the entire amount of your purchase is available for investment immediately. However, for all accounts, Class U Shares require a minimum investment of $2,500, while subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum. No upfront sales load will be paid with respect to Class U Shares, however, if you buy Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine.

Class U-2 Shares

Investors purchasing Class U-2 Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund up to a maximum of 2.50%.

The following sales loads apply to your purchases of Class U-2 Shares of the Fund:

Amount Purchased	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	2.50%	2.56%
$100,000-$249,999	2.00%	2.04%
$250,000 and Above	0.00%	0.00%

●	Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class U-2 Shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund; or

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

Class U-2 Shares are subject to a Distribution and Servicing Fee at an annual rate of up to 0.75% of the average daily net assets of the Fund attributable to Class U-2 Shares. Class U-2 Shares may only be available through certain Financial Intermediaries. However, for all accounts, Class U-2 Shares require a minimum investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, while subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum.

The following sales load breakpoints and waivers apply to Class U-2 Shares purchases if you have an account with or otherwise purchase Fund shares directly through Wells Fargo. For the avoidance of doubt, the following sales load breakpoints and waivers are not applicable to purchases placed by other brokers that are clearing through Wells Fargo or its affiliates. You may reduce or eliminate the below sales charges applicable to such purchases through utilization of the Combined Purchase Privilege, Right of Accumulation (Cumulative Quantity Discount), or Letter of Intent programs, as disclosed elsewhere in the prospectus.

Break Point	As % of offering price	As % of net amount invested
Less than $500,000	2.0%	2.04%
$500,000-$999,999	1.5%	1.52%
$1,000,000 or more	1.0%	1.01%

Class D Shares

Class D Shares will be sold at the prevailing NAV per Class D Share and are not subject to any upfront sales charge. Class D Shares are subject to a Distribution Servicing Fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class D Shares. Class D Shares may only be available through certain Financial Intermediaries. Because the Class D Shares of the Fund are sold at the prevailing NAV per Class D Share without an upfront sales charge, the entire amount of your purchase is available for investment immediately. However, for all accounts, Class D Shares require a minimum investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, while subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum. No upfront sales load will be paid with respect to Class D Shares, however, if you buy Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine.

Class I Shares

Class I Shares will be sold at the prevailing NAV per Class I Share and are not subject to any upfront sales charge or Distribution and Servicing Fees. Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares of the Fund are sold at the prevailing NAV per Class I Share without an upfront sales charge, the entire amount of your purchase is available for investment immediately. However, for all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum. No upfront sales load will be paid with respect to Class I Shares.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge for a purchase of Class S Shares or Class U-2 Shares, the right of accumulation allows you to include prior purchases of all Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class S Shares or Class U-2 Shares, respectively, of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class S Shares and Class U-2 Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds advised by the Adviser that you currently own or acquired in exchange for Class S Shares or U-2 Shares, respectively, of the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Distribution and Servicing Plan

The Fund, with respect to its Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares, is authorized under a “Distribution and Servicing Plan” to pay to the Distributor and/or other qualified recipients a Distribution and Servicing Fee for certain activities relating to the distribution and servicing of each such Class of Shares. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Class S Shares, Class U Shares, Class U-2 Shares and Class D Shares will pay a Distribution and Servicing Fee that will accrue at an annual rate equal to 0.85%, 0.75%, 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such Class of Shares and is payable on a quarterly basis.

The Fund may use these fees, in respect of the relevant Class, to compensate the Distributor and/or other qualified recipients for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed such Class of Shares. The Distribution and Servicing Fee is paid out of the relevant Class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such Class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Up to 0.25% per annum of the Distribution and Servicing Fee may qualify as a “service fee” under FINRA rules and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. “Service fees” are defined for purposes of FINRA rules to mean fees paid for providing shareholder services or the maintenance of shareholder accounts. FINRA rules limit service fees to 0.25% of a fund’s average annual net assets. A portion of the Distribution and Servicing Fee may also be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA rules. A portion of the Distribution and Servicing Fee may be used to pay for distribution support and related services. Class I Shares are not subject to the Distribution and Servicing Fee.

The Fund may pay for sub-administration, sub-transfer agency, sub-accounting and certain other administrative services outside of its Distribution and Servicing Plan.

About the Distributor

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Distributor of the Fund’s Shares.

DISTRIBUTIONS

The Fund intends to make distributions at least annually to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend policy may be modified by the Board from time to time.

To the extent that any portion of the Fund’s distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.

Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the “Material U.S. Federal Income Tax Considerations” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on December 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Dividend Reinvestment Plan

The Fund operates under a dividend reinvestment plan (“DRIP”) administered by SS&C. Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, SS&C, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per Share.

SS&C will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, SS&C will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither SS&C nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “Material U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to SS&C at CION Grosvenor Infrastructure Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll-free number (888) 729-4266.

FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

PRIVACY NOTICE

We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we will not receive any non-public personal information about Shareholders of the common stock of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:

●	Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

●	Information about Shareholders’ transactions and history with us; or

●	Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

●	to our affiliates (such as our investment Adviser) and their employees that have a legitimate business need for the information;

●	to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

●	to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

●	as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.

The Fund’s service providers, such as its Advisers, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.

Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.

If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.

In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

CION Investments
P.O. Box 219984
Kansas City, MO 64121-9984

Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION GROSVENOR INFRASTRUCTURE FUND

CLASS I SHARES (CGIQX)

CLASS S SHARES (CGISX)

CLASS U SHARES (CGIUX)

CLASS U-2 SHARES (CGIVX)

CLASS D SHARES (CGIDX)

PROSPECTUS

August 1, 2025

All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

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CION GROSVENOR INFRASTRUCTURE FUND

CLASS I SHARES (CGIQX), CLASS S SHARES (CGISX)

CLASS U SHARES (CGIUX), CLASS U-2 SHARES (CGIVX)

AND CLASS D SHARES (CGIDX)

August 1, 2025

CION Grosvenor Infrastructure Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to seek to provide current income and long-term capital appreciation.

The Fund will seek to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses (collectively, “Infrastructure Assets”) including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition, supply chain / logistics and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses), including without limitation, the sectors contained in “Targeted Infrastructure Sectors” in the prospectus.  A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.

The Fund expects that it will primarily obtain its exposure to Infrastructure Assets through directly acquired Originated Investments, Co-Investments, and Single-Asset Secondaries (each as defined in the prospectus) and, to a lesser extent over time, investments in portfolios, funds or other investment vehicles that make or hold investments in multiple Infrastructure Assets (“Infrastructure Funds”), primarily through Multi-Asset Secondaries (as defined in the prospectus). Infrastructure Assets and Infrastructure Funds are collectively referred to throughout as “Infrastructure Investments”. Investments in Infrastructure Assets will generally be made in the Organisation for Economic Co-operation and Development (“OECD”) countries, principally in North America and Europe.

The Fund intends to invest a portion of its assets in liquid investments, including cash, cash equivalents, fixed income securities and other credit instruments, other short term investments, mutual funds and listed companies such as exchange-traded funds (“ETFs”) and master-limited partnerships (“MLPs”) (collectively, “Liquid Investments”).

The Fund pursues its investment objective by investing substantially all of its assets in CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund” and together with the Fund, the “Funds”), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act as a non-diversified, closed-end management investment company that operates as an interval fund. The Master Fund has the same investment objective and substantially the same investment policies as the Fund. This form of investment structure is commonly known as a “master-feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without the approval of investors.

This Statement of Additional Information (this “Statement of Additional Information” or “SAI”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Fund’s prospectus dated August 1, 2025 (the “Prospectus”). This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, New York, NY 10017 or by calling toll-free (888) 729-4266 or by accessing the Fund’s website at www.cioninvestments.com. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

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INVESTMENT OBJECTIVES, POLICIES AND RISKS

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

The Fund is a non-diversified, closed-end management investment company operated as an interval fund. The Fund was organized as a Delaware statutory trust on September 20, 2023. The Fund offers five separate classes of shares of beneficial interest (“Shares”) designated as Class S Shares, Class I Shares, Class U Shares, Class U-2 Shares and Class D Shares (each a “Class”). Each class of Shares is subject to different fees and expenses.

Other Risks

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Substantial Fees and Expenses. The Fund will allocate to multiple Infrastructure Funds. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Infrastructure Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in primaries of such Infrastructure Funds. By investing in Infrastructure Funds through the Fund, a Shareholder in the Fund will bear a portion of the management fee and other expenses of the Infrastructure Fund. A Shareholder in the Fund will also indirectly bear a portion of the asset-based management fees, carried interests or incentive allocations (which are a share of an Infrastructure Fund’s returns which are paid to the Sponsor Manager) and fees and expenses borne by the Fund as an investor in Infrastructure Funds. Although not part of the Fund’s primary strategy, to the extent that the Fund invests in an Infrastructure Fund that is itself a “fund of funds,” the Fund will bear a third layer of fees. These layered fees may result in higher Fund fees and expenses than if the Fund invested in other types of securities. Each Sponsor Manager receives any incentive-based allocations to which it is entitled irrespective of the performance of the other Infrastructure Funds and the Fund generally. As a result, an Infrastructure Fund with positive performance may receive compensation from the Fund, even if the Fund’s overall returns are negative.

Incentive Allocation Arrangements. Sponsor Managers of an Infrastructure Fund may receive a performance fee, carried interest or incentive allocation generally equal to 20% of the net profits earned by the Infrastructure Fund that it manages, typically subject to a preferred return. These performance incentives may create an incentive for the Sponsor Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance fee, carried interest, or incentive allocation.

Control Positions. Infrastructure Assets may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject the Infrastructure Assets to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Infrastructure Asset, the Fund likely would suffer losses on its investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Shareholders should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

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Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Infrastructure Assets held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

●	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder or with the consent of the Fund;

●	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

●	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board, the Advisers or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

●	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

●	the Fund, the Adviser or the Board determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. The Fund intends to conduct quarterly offers at NAV to repurchase between 5% and 25% of its outstanding Shares, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. In connection with any given quarterly repurchase offer, the Fund currently intends to repurchase 5% of its outstanding Shares. Although the Adviser and the Fund expect to recommend to the Board that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

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Repurchase Risks. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. With respect to any future repurchase offer, Shareholders requesting their Shares to be repurchased must do so by a date specified in the written notice describing the terms of the repurchase offer (the “Shareholder Notification”). The Shareholder Notification generally will be sent approximately 21 to 42 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Repurchase Request Deadline”). Shareholders that request to repurchase any Shares will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Repurchase Request Deadline is able to be determined, which will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”), although the NAV is expected to be determined on the Repurchase Request Deadline. It is possible that during the time period between the Shareholder Notification date and the Repurchase Request Deadline, general economic and market conditions, or specific events affecting one or more underlying Infrastructure Assets, could cause a decline in the value of Shares in the Fund. Moreover, because the Shareholder Notification date will be substantially in advance of the Repurchase Pricing Date, Shareholders who tender Shares of the Fund for repurchase will receive their repurchase proceeds soon after the Shareholder Notification date and will not know the amount of such proceeds prior to making a decision. In no case will the Fund make full payment of all consideration offered in the repurchase offer later than seven (7) days after the Repurchase Pricing Date.

Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Fund’s investments in Infrastructure Investments are subject to lengthy lock-up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions, and the Fund may require and be unable to obtain the consents to transfer that may be required from Sponsor Managers, the issuers of an Infrastructure Investment, or other investors in an Infrastructure Investment needed to effect such transactions. Such parties may have no incentive to grant such consents. The Fund may need to suspend or postpone repurchase offers if it is unable to dispose of its interests in Infrastructure Investments in a timely manner.

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Infrastructure Assets, the Fund will thereafter hold a larger proportion of its assets in the remaining Infrastructure Assets, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Infrastructure Assets may not reflect the Advisers’ ideal judgments as to the desired portfolio composition of the Fund’s Infrastructure Assets, in that the Fund’s performance may be tied to the performance of fewer Infrastructure Assets and/or may not reflect the Advisers’ judgment as to the Fund’s optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund received requests to repurchase substantial amounts of Shares and may have a material adverse effect on the Fund’s ability to achieve its investment objectives and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Risks Relating to Fund’s RIC Status. The Fund intends to elect to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and Annual Distribution Requirements (as defined in the Prospectus). If the Fund fails to qualify as a RIC it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and the Shareholders.

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Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Infrastructure Funds and Sponsor Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Infrastructure Funds or Sponsor Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income. In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from underlying Infrastructure Funds or Sponsor Managers. If the Fund does not receive sufficient information from underlying Infrastructure Funds or Sponsor Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (i.e., a return of capital).

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things, diversify its holdings so that at the end of each quarter of the taxable year at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) or of two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”). If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests, the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it would become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends and would not qualify for the dividends paid deduction.

The Fund may have investments, either directly or through Infrastructure Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or underlying Infrastructure Funds) actually receives a corresponding amount of cash in respect of such income. The Fund may be required to make a distribution to the Fund’s shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices that the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is unable to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

In order to comply with the RIC rules or for other reasons, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a U.S. or non-U.S. corporation (or other entity treated as such for U.S. tax purposes), and the Fund would indirectly bear any U.S. or non-U.S. taxes imposed on such corporation. The Fund may also be unable to make investments that it would otherwise determine to make as a result of the desire to qualify for the RIC rules.

In addition, the Fund may directly or indirectly invest in Infrastructure Funds located outside the U.S. Such Infrastructure Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. In general, a U.S. person will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse U.S. tax consequences can be associated with certain foreign investments, including potential U.S. withholding taxes on foreign investment entities with respect to their U.S. investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”

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The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirement (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement.

Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes. The Fund may invest indirectly through Infrastructure Funds in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund and its Shareholders may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate.

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities, derivatives and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act contains changes to the existing regulatory structure in the U.S. and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of private equity fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the private equity funds managed by such managers.

The Adviser, with respect to the Fund, has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the CFTC and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Adviser and the Fund expect not to be subject to regulation as a commodity pool or commodity pool operator under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule 18f-4(e) when entering into unfunded commitment agreements (e.g., capital commitments to invest debt and/or equity in Infrastructure Funds or Infrastructure Assets that can be drawn at the discretion of the Sponsor Manager or its affiliate general partner). To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on another exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met. When the Fund enters into a secondary transaction to purchase interests in underlying Infrastructure Funds, the Fund will treat the date of the transfer agreement to purchase the interest in a specific Infrastructure Fund as the trade date for determining whether the purchase of the Infrastructure Fund qualifies for the exemption for non-standard settlement cycle securities transactions.

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The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund fails to qualify as a “limited derivatives user” as defined in Rule 18f-4 and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Indemnification of Infrastructure Funds, Sponsor Managers and Others. The Fund may agree to indemnify certain of the Infrastructure Assets and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Infrastructure Assets. If the Fund were required to make payments (or return distributions) in respect of any such indemnity, the Fund could be materially adversely affected. Indemnification of sellers of secondaries may be required as a condition to purchasing such securities.

Other Investment Companies. The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objectives and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and exchange-traded funds, and in business development companies (“BDCs”) in excess of the statutory limits imposed by the 1940 Act in reliance on Rule 12d1-4 under the 1940 Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an “underlying fund” to another investment company, the Fund’s ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund’s investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Limited Operating History of Infrastructure Assets. Many of the Fund’s Infrastructure Assets and Multi-Asset Secondaries may have limited operating histories, and the information the Fund will obtain about such investments may be limited. As such, the ability of the Advisers to evaluate past performance or to validate the investment strategies of such Infrastructure Investments will be limited.

Limitations on Performance Information. Performance of Infrastructure Assets are difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products because, among other things: (i) there is often no market for underlying investments, (ii) Infrastructure Assets take years to achieve a realization event and are difficult to value before realization, (iii) Infrastructure Assets are made over time as capital is drawn down from investments, (iv) the performance record of Infrastructure Funds are not established until the final distributions are made, which may be 10-12 years or longer after the initial closing and (v) industry performance information for Infrastructure Funds may be skewed upwards due to survivor bias lack of reporting by underperforming managers.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Infrastructure Fund to a bank or securities dealer and the Infrastructure Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Infrastructure Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Infrastructure Fund’s investment portfolio. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.

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Dilution. The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent investments underperform the prior investments.

Emerging Markets. The risks of foreign investments (or exposure to foreign investments) are usually much greater when they are made in (or result in exposure to) emerging markets. Investments in emerging markets may be considered speculative. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. They are more likely to experience high rates of inflation and currency devaluations, which may adversely affect returns. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the U.S., such as price to earnings ratios, may not apply to certain emerging markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, recordkeeping and financial reporting standards and requirements comparable to those to which companies in developed countries are subject.

Many emerging markets have histories of political instability and abrupt changes in policies. As a result, their governments may be more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation or unfavorable diplomatic developments. Some emerging countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets. Such government participation or other intervention may impair investment and economic growth or otherwise adversely affect the Fund’s investments in these countries or regions. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. Countries with lower levels of government regulation could be more susceptible to market manipulation.

Emerging markets may also have differing legal systems, including differing structures allowing for judicial redress (such as limits on rights and remedies available to the Fund) and the existence or possible imposition of exchange controls, custodial restrictions or other laws or restrictions applicable to investments differ from those found in more developed markets. Sometimes, they may lack, or be in the relatively early development of, legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some emerging market countries may impose different capital gains taxes on foreign investors.

Practices in relation to settlement of securities transactions in emerging market countries involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost. The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between parties in the U.S. and parties in emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.

Frontier market countries generally have smaller economies and even less developed capital markets than traditional emerging market countries (which themselves have increased investment risk relative to developed market countries), and, as a result, the Fund’s exposure to the risks associated with investing in emerging market countries are magnified if the Fund invests in frontier market countries.

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Real Estate Investments. The Fund will invest, directly or indirectly, in real estate. The decline in the broader credit markets following the market turmoil in 2008 related to the sub-prime mortgage dislocation caused the global financial markets to become more volatile and the U.S. real estate market was dramatically impacted as a result. Future dislocations in the real estate credit markets with the broad-based stress in the global real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Real estate is subject to risks associated with the ownership of real estate, including (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular real estate sectors, or real estate operations generally, as described below:

●	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

●	Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

●	Industrial Properties. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

●	Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

●	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

●	Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

●	Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

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●	Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases, a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

●	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

●	Development Issues. Real estate property development creates exposure to risks, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

●	Lack of Insurance. Real estate investments may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the real estate investments could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

●	Dependence on Tenants. The value of real estate investments’ properties and the ability of these investments to make distributions to their shareholders depends upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of the real estate investments may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions that directly or indirectly impact the Fund.

●	Financial Leverage. Real estate investments may be highly leveraged and financial covenants may affect the ability of real estate investments to operate effectively.

●	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a real estate investment may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such real estate investment and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

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Special Situations and Distressed Investments. The Fund may, directly or indirectly, invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that the Fund or a Sponsor Manager will correctly evaluate the value of the assets securing these debt investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to such companies, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.

Venture Capital and Growth Equity. The Fund may invest in venture capital and growth equity. Venture capital is usually classified by investments in private companies that have a limited operating history, are attempting to develop or commercialize unproven technologies or implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses.

Growth equity is usually classified by investments in private companies that have achieved product-market fit but may still need capital to achieve the desired level of scale before having access to the public markets for financing. As a result of the risks associated with advancing the company’s growth plan, investors can expect a higher return than might be available in the public markets, but also need to recognize the business and financial risks that remain in advancing the company’s commercial aspirations. For both venture capital and growth equity companies, the risks are generally greater than the risks of investing in public companies that may be at a later stage of development.

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INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions

The Fund and the Master Fund are subject to the following fundamental investment restrictions. The fundamental investment restrictions cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (a “1940 Act Vote”). For the purposes of the foregoing, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions are not fundamental polices of the Fund and may be changed by the Board without shareholder approval and on prior notice to Shareholders. If a percentage restriction set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. The Fund and the Master Fund may not (except as noted below):

(1)            Underwriting: The Fund may not engage in the business of underwriting the securities of other issuers except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

(2)            Lending: The Fund may lend money or other assets to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

(3)            Senior Securities: The Fund may not issue senior securities or borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

(4)            Real Estate: The Fund may not purchase or sell real estate except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

(5)            Commodities: The Fund may purchase or sell commodities or contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

(6)            Concentration: Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry; provided, however, that the Fund will invest more than 25% of the value of its total assets at the time of purchase in the infrastructure industry.

In addition, each of the Fund and the Master Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

The following notations are not considered to be part of the Fund’s fundamental restrictions and are subject to change without shareholder approval.

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With respect to the fundamental policy relating to underwriting set forth above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the Securities Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the Securities Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act.

With respect to the fundamental policy relating to lending set forth above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) The Fund also will be permitted by this policy to make loans of money, including to other funds. The policy above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to issuing senior securities set forth above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. The policy above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policy relating to real estate set forth above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy above will be interpreted not to prevent the Fund from investing in real estate or interests in real estate, real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engages in the real estate business or that has a significant portion of their assets in real estate (including real estate investment trusts).

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With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If the Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. The Fund will invest more than 25% of the value of its total assets at the time of purchase in the infrastructure industry. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy above will be interpreted to refer to concentration as that term may be interpreted from time to time. In addition, the term industry will be interpreted to include a related group of industries. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities (including, for the avoidance of doubt, U.S. agency mortgage-backed securities); securities of state, territory, possession or municipal governments and their authorities (excluding revenue bonds), agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. The investment restrictions and other policies described herein do not apply to Infrastructure Funds. The Fund will, however, consider the investments held by Infrastructure Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

The Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

Non-Fundamental Investment Restrictions

The Fund’s investment objective is non-fundamental and may be changed with the approval of the Fund’s Board.

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The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity or debt securities issued by Infrastructure Investments (directly acquired or through Multi-Asset Secondaries) is non-fundamental and may be changed by the Fund’s Board, and with at least 60 days’ prior notice to Shareholders. The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Infrastructure Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire an Infrastructure Investment, in each case that the Fund reasonably expects to be called in the future, as qualifying Infrastructure Investments for purposes of its 80% policy.

Compliance with any policy or limitation of the Fund or the Master Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s (or the Master Fund’s) assets or if a Borrower distributes equity securities incident to the purchase or ownership of a Syndicated Loan or in connection with a reorganization of a Borrower. The Fund (and the Master Fund) interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund (and the Master Fund), to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

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MANAGEMENT OF THE FUND

The Fund’s business and affairs are managed under the direction of the Board. The Board currently consists of six (6) members, four (4) of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund refers to these individuals as its independent trustees (the “Independent Trustees”). The Trustees serving on the Board were elected by the initial Shareholder of the Fund. The Fund’s officers serve at the discretion of the Board. The Board maintains an audit committee and a nominating and governance committee and may establish additional committees from time to time as necessary. The Board also serves as the board of directors of the Master Fund. References herein to the “Board” refer to the board of trustees of the Fund and/or the board of directors of the Master Fund, as appropriate.

Board of Trustees and Executive Officers

Trustees

Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups—Interested Trustees and Independent Trustees. As set forth in the Fund’s Declaration of Trust (the “Declaration of Trust”), each Trustee’s term of office shall continue until his or her death, resignation or removal.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee

Interested Trustees(3)

Mark Gatto (1972)	Trustee (Chairman),	Since 2024	Co-Chief Executive Officer and Co-President of CIG (since 2008)	3	CION Grosvenor Infrastructure Master Fund, LLC; CION Grosvenor Management, LLC; CION Investment Corporation; CION Investment Management, LLC; CION Ares Management, LLC; CION Ares Diversified Credit Fund

Michael J. Sacks (1963)	Trustee	Since 2024	Chief Executive Officer of GCM Grosvenor, Inc. (since 1994)	2	GCM Grosvenor, Inc. (Chairman); CION Grosvenor Infrastructure Master Fund, LLC

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Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee

Independent Trustees

Kerry D. Angus (1970)	Trustee	Since 2024	Founder and Co-Managing Partner at Landwater Development, LLC (since 2021); Partner and General Counsel at Financial Forensic LLC (since 2014); General Counsel for Capitol Energy, LLC (since 2015); Chief Executive Officer of Strongbow Development, LLC (since 2015)	2	CION Grosvenor Infrastructure Master Fund, LLC

Edward J. Estrada (1973)	Lead Independent Trustee	Since 2024	Partner at American Redress Partners, LLP (since 2024); Principal at Estrada Legal Consulting (since 2021); Partner, Reed Smith, LLP (2007-2022)	3	CION Investment Corporation; CION Grosvenor Infrastructure Master Fund, LLC

Dennis Zaslavsky (1962)	Trustee	Since 2024	Founder and Managing Director of Waveland Investments, LLC, a private equity firm (since 2000)	2	CION Grosvenor Infrastructure Master Fund, LLC

Andrea L. Zopp (1957)	Trustee	Since 2024	Managing Partner at Cleveland Avenue (venture capital firm that focuses on building and growing food, beverage and restaurant companies) (since 2021); Chief Executive Officer and President at World Business Chicago (2017-2020)	2	Relativity; CION Grosvenor Infrastructure Master Fund, LLC

(1)	The address of each Trustee is care of the Secretary of the Fund at 100 Park Avenue, 25th Floor, New York, NY 10017.
(2)	The term “Fund Complex” means two or more registered investment companies that share the same investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies or hold themselves out to investors as related companies for the purpose of investment and investor services.
(3)	“Interested person,” as defined in the 1940 Act, of the Fund. Each of Mr. Gatto and Mr. Sacks is an interested person of the Fund due to their affiliation with the Adviser and/or Sub-Adviser.

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Executive Officers

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years

Michael A. Reisner (1970)	Co-President and Co-Chief Executive Officer	Since Inception	Co-Chief Executive Officer and Co-President of CIG (since 2008)

Mark Gatto (1972)	Co-President and Co-Chief Executive Officer	Since Inception	Co-Chief Executive Officer and Co-President of CIG (since 2008)

Stephen Roman (1981)	Chief Compliance Officer and Secretary	Since Inception	Chief Compliance Officer and Counsel of CIG (since 2013)

Paul D. Guercio (1977)	Chief Financial Officer	Since Inception	Managing Director, Finance at GCM Grosvenor (since 2020); Executive Director at GCM Grosvenor (2019-2020)

Patrick T. Quinn (1989)	Chief Legal Officer	Since Inception	General Counsel at CIG (since 2021)

Gregory Schill (1981)	Vice President	Since Inception	Senior Managing Director of CIG (since 2012)

Eric Pinero (1976)	Vice President	Since Inception	Senior Director and Counsel of CIG (since 2013)

Robert Lehr (1986)	Chief Accounting Officer	Since 2025	Executive Director, Finance at GCM Grosvenor (since 2024); Senior Vice President at Northern Trust Asset Servicing (2024); Vice President at Northern Trust Asset Servicing (since 2019)

(1)	The address of each officer is care of the Secretary of the Fund at 100 Park Avenue, 25th Floor, New York, NY 10017.

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Biographical Information and Discussion of Experience and Qualifications, etc.

Trustees

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this Statement of Additional Information, that each Trustee should serve as a Trustee of the Fund.

Interested Trustees

Mark Gatto. Mr. Gatto is Co-Chief Executive Officer and Co-President of CION Investments. Mr. Reisner is also Co-Chairman and Co-Chief Executive Officer and serves on the investment committee of CION Investment Corporation (NYSE: CION), a leading publicly traded business development company focused on middle market loans and is a Director and Co-Chief Executive Officer of CION Investment Management, LLC, a registered investment adviser.  Mr. Gatto serves on the investment committee of CION Investment Management, LLC. In addition, Mr. Gatto is a Trustee, Co-President and Co-Chief Executive Officer and serves on the investment allocation committee of CION Ares Diversified Credit Fund, a diversified, closed-end management investment company. He joined CION Investments in 1999. Mr. Gatto was formerly Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. He served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mr. Gatto was also Associate General Counsel for CIG from November 1999 until October 2000. Previously, Mr. Gatto was an executive for a leading international product development and marketing company from 2000 through 2003 and later co-founded a specialty business-consulting firm in New York City where he served as its managing partner before re-joining CION Investments in 2005. Mr. Gatto was also an attorney in private practice from 1996 through 1999. Mr. Gatto received an M.B.A. from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Michael J. Sacks. Mr. Sacks is GCM Grosvenor’s Board Chairman and Chief Executive Officer. Mr. Sacks joined GCM Grosvenor in 1990 and was named CEO in 1994. Under his leadership, GCM Grosvenor grew from its position as an early participant in a cottage industry to its current position as one of the largest open architecture alternative asset management platforms. Mr. Sacks is engaged civically, serving on a number of nonprofit boards. Mr. Sacks graduated from Tulane University with his Bachelor of Science in Economics and holds a general course certificate from the London School of Economics. In addition, he holds a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University and a Juris Doctor from Northwestern University’s Pritzker School of Law.

Independent Trustees

Kerry D. Angus. Mr. Angus is Partner and General Counsel for Financial Forensic LLC, a financial forensic consulting firm and General Counsel for Capitol Energy, LLC, a company that advises on building and financing wind energy projects in underdeveloped countries. Mr. Angus is also Chief Executive Officer of Strongbow Development, which he founded in 2015 and provides advisory services in real estate development, energy grid development, wind energy installations in underdeveloped countries, and corporate and government debt financing. Mr. Angus joined Capitol Energy LLC in 2015 and joined Financial Forensic LLC in 2014. Mr. Angus has over 20 years in real estate development spanning public and private infrastructure projects, including public housing, hospitals, medical facilities, airport and aircraft maintenance facilities, golf course resorts, as well as a public private sports infrastructure.  In 2005, Mr. Angus founded Onair Development, LLC, a medical office developer in Central Texas which he sold in and continued to manage daily operations until 2010. From 1998 until 2005, Mr. Angus was an attorney in private practice with a practice spanning South Carolina, North Carolina and Georgia. Previously, Mr. Angus served as the Chairman of the Conway Community Hospital Board. Mr. Angus received an LLM in Taxation Law from New York University, a J.D. (named to Order of the Coif) from University of South Carolina and a B.A. from the University of Massachusetts.

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Edward J. Estrada. Mr. Estrada is the Principal of Estrada Legal Consulting, a legal management consulting business working with law firms on strategy development, implementation and alignment, market positioning, margin improvement, and operational efficiency. Mr. Estrada was in private legal practice for 25 years. Most recently, he was a partner with the global law firm, Reed Smith, LLP, in its Global Financial Industry Group, until 2022. He has served as a director for a family foundation since 2021 and as an advisory and executive board member for certain non-profit businesses. Mr. Estrada counseled his clients in a wide range of business matters, including acting as outside counsel, and addressing their regulatory, transactional and litigation needs. He held multiple leadership positions at Reed Smith, LLP, most recently as global chair of the firm’s Financial Industry Group from 2016 to 2021. Mr. Estrada also served as co-head of Reed Smith, LLP’s U.S. Litigation Group (2010 to 2012), served two terms on the firm’s Executive Committee (2009 and 2014), served as Managing Partner of the New York Office (2012 to 2014), and served as the firm’s Global Head of Business Strategy on the firm’s Senior Management Team (2014 to 2016). In his practice, and in his role as global chair of Reed Smith, LLP’s Financial Industry Group, Mr. Estrada counseled clients ranging from private funds to investment and regional banks and was responsible for identifying and responding to market and industry trends. Mr. Estrada received his J.D. from George Washington Law School in 1997 and his B.A. from Cornell University in 1994.

Dennis Zaslavsky. Mr. Zaslavsky is currently a Managing Partner at Waveland Family Office, LLC, a multi-family office based outside of Chicago, Illinois since January 2024 and is the founder and Managing Director of Waveland Investments, LLC, a private equity firm since 2000. Mr. Zaslavsky previously has been Chief Operating Officer of Urban Shopping Center, Inc., a New York Stock Exchange company (NYSE: URB) from 1933 to 2000 and a corporate attorney at a major Chicago based law firm. Mr. Zaslavsky received a J.D. from Stanford Law School in 1987 and a Bachelor of Business Administration from the University of Michigan in 1984. Mr. Zaslavsky passed the Certified Public Accountant (CPA) exam.

Andrea L. Zopp. Ms. Zopp is an accomplished executive, board member, and civic leader. She has served as Managing Partner at Cleveland Avenue in Chicago, Illinois since 2021. At Cleveland Avenue, Ms. Zopp leads the organization’s work investing in and supporting minority and women entrepreneurs and their companies. Ms. Zopp also currently serves as a director of Relativity, a global e-discovery and data management software company and as a director of Intelligent Growth Solutions, a Scotland based manufacturer of vertical farms and related technology. Ms. Zopp previously served as a director of Empowerment and Inclusion Capital Corp (NYSE: EPWR), a special purpose acquisition company from 2021 to 2022. From 2017 to 2020, Ms. Zopp was Chief Executive Officer and President of World Business Chicago, where she led an economic development organization focused on business recruitment, expansion and support and job creation. From 2016 to 2017, Ms. Zopp served as Deputy Mayor, Neighborhood Development and Community Engagement for the City of Chicago and from 2010 to 2015, she served as President and CEO of the Chicago Urban League. She is an experienced business leader and attorney with significant transaction, litigation, and human capital experience serving as a trusted advisor to the CEO and executive teams at three publicly traded companies. Ms. Zopp holds a BA in History of Science from Harvard College and a J.D. from Harvard Law School, and she served on the Harvard Alumni Association Board and the Board of the Chicago Chapter of the Harvard Alumni Association.

Board Structure and Role of the Board in Risk Oversight

The 1940 Act requires that at least 40% of the trustees be independent trustees. Certain exemptive rules promulgated under the 1940 Act require that at least 50% of the Trustees be Independent Trustees. Currently, four (4) of the six (6) Trustees (66%) are Independent Trustees. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman of the Board, regardless of whether the trustee happens to be independent or a member of management. Currently, Mark Gatto serves as the Chairman of the Board and is an “interested person” of the Fund. In addition, Edward Estrada serves as the lead Independent Trustee of the Board. The lead Independent Trustee, among other things, chairs executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board has determined that its leadership structure, in which the Chairman of the Board is an interested person of the Fund, is appropriate because the Independent Trustees believe that an interested Chairman has a personal and professional stake in the quality and continuity of services provided by management to the Fund.

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Investing in general and the operation of a Fund involve a variety of risks, such as investment risk, illiquidity risk, compliance risk, and operational risk, among others. The Board oversees risk as part of its oversight of the Funds. Risk oversight is addressed as part of various regular Board and committee activities. The Board, directly or through its committees, reviews reports from among others, the Adviser, Sub-Adviser, the Chief Compliance Officer, independent registered public accounting firm, counsel, and other parties, as appropriate, regarding risks faced by the Funds and the risk management programs of the Adviser and certain service providers. The actual day-to-day risk management with respect to the Funds resides with the Adviser and other service providers to the Funds. Although the risk management policies of the Adviser and the service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are simply beyond any control of the Fund or the Adviser, its affiliates or other service providers.

Committees of the Board

The Board has established an audit committee and a nominating and governance committee. The Fund does not have a compensation committee because its executive officers do not receive any direct compensation from the Fund.

Audit Committee. The members of the audit committee of each of the Fund and the Master Fund are Mr. Angus, Mr. Estrada, Mr. Zaslavsky and Ms. Zopp, each of whom is an Independent Trustees. Mr. Zaslavsky serves as chairperson of the audit committee. The Board has adopted a charter for the audit committee. The audit committee is responsible for approving the Fund’s and the Master Fund’s independent accountants, reviewing with the Fund’s and the Master Fund’s independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund’s independent accountants, reviewing the independence of the Fund’s and the Master Fund’s independent accountants and reviewing the adequacy of the Fund’s and the Master Fund’s internal accounting controls. During the fiscal year ended March 31, 2025, the audit committee held four meetings.

Nominating and Governance Committee. The members of the nominating and governance committee of each of the Fund and the Master Fund are Mr. Angus, Mr. Estrada, Mr. Zaslavsky and Ms. Zopp, each of whom is an Independent Trustees. Mr. Angus serves as chairperson of the nominating and governance committee. The Board has adopted a charter for the nominating and governance committee. The nominating and governance committee is responsible for selecting, researching and nominating Trustees for election by the Fund’s shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. During the fiscal year ended March 31, 2025, the nominating and governance committee held two meetings.

The nominating and governance committee may consider recommendations for nomination of individuals for election as Trustees from Shareholders.

Trustee Beneficial Ownership of Shares

As of December 31, 2024, none of the Trustees or officers of the Fund, as a group, owned any Shares of the Fund.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Compensation of Trustees

The Independent Trustees are paid an annual retainer of $50,000 by the Master Fund. The lead Independent Trustee is paid an additional annual fee of $5,000, the chairperson of the nominating and governance committee is paid an additional annual fee of $5,000 and the chairperson of the audit committee is paid an additional annual fee of $10,000 by the Master Fund. All Trustees are reimbursed by the Master Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund or the Master Fund.

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The following table sets forth the compensation paid to each Independent Trustee for the Fund’s fiscal year ended March 31, 2025. The Trustees who are “interested persons”, as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund.

Name of Independent Trustee	Aggregate Compensation from the Fund
Kerry D. Angus	$55,000
Edward J. Estrada	$55,000
Dennis Zaslavsky	$60,000
Andrea L. Zopp	$50,000

Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustees) and by sending the communication to the Fund’s office at 100 Park Avenue, 25th Floor, New York, NY 10017. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Codes of Ethics

The Fund and the Advisers have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

The Adviser and Sub-Adviser

CION Grosvenor Management, LLC, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. CION Grosvenor Management, LLC is a joint venture between affiliates of GCM Grosvenor and CION and is controlled by CION. As of March 31, 2025, CION had assets under management of approximately $1.9 billion. As of March 31, 2025, GCM Grosvenor, including its investment advisory affiliates, had assets under supervision of $81.2 billion. For more information regarding CION and GCM Grosvenor, see “The Adviser and Sub-Adviser” in the Prospectus. For more information on the services provided by the Advisers to the Fund, see “Management of the Fund” in the Prospectus.

The Management Agreement was approved by the Board on September 25, 2024 and became effective on the date the Fund’s registration statement is declared effective. The Sub-Advisory Agreement was approved by the Board on September 25, 2024 and became effective on the date the Fund’s registration statement is declared effective. The Management Agreement and the Sub-Advisory Agreement will continue in effect for an initial period of two years. After the initial term of two years, the Management Agreement and Sub-Advisory Agreement may continue for successive periods of twelve months, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (2) by the vote of a majority of the independent Trustees as set forth in the agreements. In addition, the Management Agreement and the Sub-Advisory Agreement have termination provisions that allow the parties to terminate the agreement without penalty. The Management Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund, and the Sub-Advisory Agreement may be terminated at any time, without penalty, by the Sub-Adviser upon notice to the Adviser.

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Portfolio Management

Other Accounts Managed by Master Fund Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Master Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of March 31, 2025: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Jonathan Levin
Registered Investment Companies	2	$283	-	$-
Other Pooled Investment Vehicles	343	$77,594	246	$56,846
Other Accounts	10	$3,626	4	$1,036

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Frederick Pollock
Registered Investment Companies	2	$283	-	$-
Other Pooled Investment Vehicles	343	$77,594	249	$56,846
Other Accounts	10	$3,626	4	$1,036

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Scott Litman
Registered Investment Companies	-	$-	-	$-
Other Pooled Investment Vehicles	78	$19,480	75	$16,435
Other Accounts	2	$2,340	1	$267

Compensation of Master Fund Portfolio Managers

The Advisers’ financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The portfolio managers may receive, all or some combination of, salary, an annual bonus and interests in the carried interest in certain of the Sub-Adviser’s funds.

Base Compensation

Generally, when portfolio managers receive base compensation, it is based on their individual seniority and their position within the firm.

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Discretionary Compensation

In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Managers

The following table sets forth, for each Portfolio Manager, the aggregate dollar range of the Fund’s equity securities beneficially owned as of March 31, 2025.

Portfolio Manager	Dollar Range of Fund Shares Beneficially Owned
Scott Litman	None
Frederick Pollock	None
Jonathan R. Levin	None

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PORTFOLIO TRANSACTIONS

The Advisers are responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. In pursuing its investment objective, the Master Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Master Fund. Most of these transactions will be principal transactions at net prices for which the Master Fund will generally incur little or no brokerage costs.

With respect to other types of securities, the Master Fund may purchase securities in the over-the-counter market from an underwriter or dealer serving as market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

The Advisers are responsible for arranging for the execution of the Master Fund’s portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and in accordance with the Advisers’ conflicts policy. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Advisers consider the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Advisers, more than one firm can offer comparable execution services. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Advisers determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Advisers to the Master Fund and their other clients and that the total commissions paid by the Master Fund will be reasonable in relation to the benefits to the Fund over the long-term. The management fees that the Master Fund pays to the Advisers will not be reduced if the Advisers receive brokerage and research services. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Master Fund has delegated its proxy voting responsibility to the Sub-Adviser. The proxy voting policies and procedures of the Sub-Adviser are set forth below. The guidelines are reviewed periodically by the Sub-Adviser and the independent Trustees and, accordingly, are subject to change.

It is the policy of the Master Fund to delegate the responsibility for voting proxies relating to portfolio securities held by the Master Fund to the Master Fund’s Sub-Adviser as a part of the Sub-Adviser’s general management of the Fund’s portfolio, subject to the continuing oversight of the Board. The Board has delegated such responsibility to the Sub-Adviser and directs the Sub-Adviser to vote proxies relating to portfolio securities held by the Fund consistent with the duties and procedures set forth below. The Sub-Adviser may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner consistent with the duties and procedures set forth below, to ensure that such proxies are voted on a timely basis and to provide reporting and/or record retention services in connection with proxy voting for the Fund.

The right to vote a proxy with respect to portfolio securities held by the Master Fund is an asset of the Master Fund. The Sub-Adviser, to which authority to vote on behalf of the Master Fund is delegated, acts as a fiduciary of the Fund and must vote proxies in a manner consistent with the best interest of the Master Fund and its shareholders. In discharging this fiduciary duty, the Sub-Adviser must maintain and adhere to its policies and procedures for addressing conflicts of interest and must vote proxies in a manner substantially consistent with its policies, procedures and guidelines, as presented to the Board.

Information regarding how the Master Fund and the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling (888) 729-4266, and on the SEC’s website at http://www.sec.gov.

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Background

Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, requires an SEC-registered investment adviser like the Sub-Adviser to implement proxy voting policies and procedures that are reasonably designed to ensure that the adviser votes requests to vote securities (“Proxy Requests”) in the best interests of its clients.

Pursuant to Rule 206(4)-6, the Sub-Adviser has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) that have been designed to ensure that the Sub-Adviser votes Proxy Requests in the best interests of its clients. The following subsections describe provisions of the Sub-Adviser’s Proxy Policies that are relevant to the Master Fund.

General Voting Standards

The Sub-Adviser seeks to take action on Proxy Requests in the best interests of account(s) managed by the Sub-Adviser and its affiliates (“Sub-Adviser Managed Account”) managed by the Sub-Adviser consistent with their investment objectives and constraints.

Unless the Sub-Adviser has agreed to do otherwise, it does not vote on or make voting recommendations on Proxy Requests on behalf of Sub-Adviser-Managed Accounts that involve a potential sacrifice of investment returns from the investment or assumption of greater investment risks for the purpose of promoting environmental, social, or governance goals.

However, when evaluating whether voting on or making a voting recommendation on a Proxy Request will be in the best economic interests of a Sub-Adviser Managed Account, the Sub-Adviser may treat environmental, social, or governance goals as economic factors when the Sub-Adviser believes that the goals present material business risks or opportunities that investment professionals, in general, would treat as economic considerations under generally accepted investment theories. A belief that advancing environmental, social, or governance goals will promote positive general market trends or industry growth that might benefit a particular issuer does not qualify as an economic factor.

When the Sub-Adviser determines that voting on or making a voting recommendation on a Proxy Request is in the best economic interests of a Sub-Adviser Managed Account, the Fund may take such action even though doing so might also advance environmental, social, or governance goals that are not economic factors.

Reasonable Best Efforts to Vote and Abstentions

The Sub-Adviser uses reasonable best efforts to vote on or make voting recommendations on Proxy Requests in a timely manner. However, the Sub-Adviser may abstain from acting on Proxy requests under certain circumstances such as the following.

Timeliness of Receipt of Materials

●	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser does not receive the Proxy Request with sufficient time prior to the voting cut-off date to consider the impact of the proposals and complete its evaluation procedures.

Lack of Adequate Information

●	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser does not believe that the Proxy Request provides sufficient detail to support a decision.

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Abstentions Where Cost of Consideration Outweighs Benefit

●	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser believes that the expected cost or administrative burden of giving due consideration to the proposal does not justify the potential benefits to the affected Sub-Adviser Managed Account that might result from adopting or rejecting the proposal in question.

Public Companies – Share Blocking and Re-Registration

●	In certain countries, shareholders that vote on an issuer’s proxy must deposit their shares with a designated depositary prior to the date of the meeting. The owner may not sell its shares until after the meeting when the shares are returned to the custodian. In countries that require shares to be blocked, the Sub-Adviser will consider the potential benefit of taking action on Proxy Requests and the resulting share blocking of the security to determine if the Fund will consider voting.

●	In certain countries, an owner of a company’s shares must re-register the shares in order to take action on a proxy. Similar to share blocking, re-registration temporarily prevents a shareholder from selling shares. In countries that require re-registration, the Sub-Adviser will consider the potential benefit of taking action on Proxy Requests to determine if the Sub-Adviser will consider voting and re-registering the security.

Conflicts of Interest

The Sub-Adviser takes measures to identify and address conflicts of interest with respect to Proxy Requests. Generally, an Investment Committee may identify conflicts of interest and notify the Sub-Adviser’s Global Chief Compliance Officer or the proxy voting coordinator. In addition, individuals that make decisions on how to vote proxies whether in their own capacity or as part of a committee, escalate any potential conflicts of interest they have with respect to a Proxy Request on which they are considering action.

The proxy voting coordinator, together with the Sub-Adviser’s Global Chief Compliance Officer, determines the actions to be taken to address any conflicts of interest, which may include:

●	excluding a conflicted party from the decision-making process

●	for Sub-Adviser Managed Accounts for which the Sub-Adviser makes voting recommendations on Proxy Requests, disclosing the conflicts to the appropriate parties

●	for Sub-Adviser Managed Accounts for which the Sub-Adviser has the authority to take action on Proxy Requests, disclosing the conflict to the appropriate parties and obtaining consent to take specific action on the proposals

●	engaging an independent third-party to recommend or determine the actions to be taken in response to the Proxy Request.

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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

Shareholders who beneficially own more than 25% of the outstanding voting securities of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.

In connection with the Reorganization, certain shareholders of the Predecessor Fund received Interests in the Master Fund. At the commencement of the Master Fund’s operations, the Anchor Investors owned, of record and beneficially, almost 100% of the outstanding Master Fund’s Interests and one or more of them may be deemed to control the Master Fund. An Anchor Investor may continue to be deemed to control the Master Fund until such time as it owns 25% or less of the outstanding Interests. This ownership will fluctuate as other investors, including the Fund, subscribe for Interests and the Master Fund repurchases Interests in connection with any repurchase offers its Board may authorize. Depending on the size of this ownership interest at any given point in time, it is expected that one or more of the Anchor Investors will, for the foreseeable future, either control the Master Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of interest holders.

To the knowledge of the Fund, as of June 30, 2025, the following persons owned of record or beneficially 5% or more of any class of Shares of the Fund. A control person is any person who owns beneficially more than 25% of the voting securities or who is otherwise deemed to “control” the Fund. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders. Based on publicly filed documents as of June 30, 2025, to the Fund’s knowledge, no shareholder beneficially owns more than 25% of the outstanding shares of the Fund. As of June 30, 2025, the Trustees and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of each class of the Fund.

Class	Name and Address	Percentage of Class

Class I	Charles Schwab & Co., Inc Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	80.18%*

Class D	CION Investment Holdings, LLC 100 Park Ave, FL 25 New York, NY 10017	100%

Class S	CION Investment Holdings, LLC 100 Park Ave, FL 25 New York, NY 10017	100%

Class U	CION Investment Holdings, LLC 100 Park Ave, FL 25 New York, NY 10017	100%

Class U-2	CION Investment Holdings, LLC 100 Park Ave, FL 25 New York, NY 10017	100%

* Ownership indicated is record ownership

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Board has engaged Ernst & Young LLP, located at One Manhattan West, New York, NY, 10001-8604, to serve as the Fund’s independent registered public accounting firm.

LEGAL COUNSEL

The Funds have engaged Simpson Thacher & Bartlett LLP, located at 900 G Street, N.W., Washington, D.C. 20001 to serve as the Funds’ legal counsel. The Funds have engaged Richards, Layton & Finger, P.A., located at One Rodney Square, 920 North King Street, Wilmington, DE 19801 to serve as the Funds’ special Delaware counsel.

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OTHER INFORMATION REGARDING THE PLAN OF DISTRIBUTION

Shares of the Fund will be continuously offered through ALPS Distributors, Inc., as the exclusive distributor (the “Distributor”). The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc., collectively “Intermediaries”) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares will be offered based on the NAV per Share calculated each regular business day. CION’s affiliated broker dealer, CION Securities, LLC, provides distribution services and has entered into a dealer manager agreement with the Fund.

FINANCIAL STATEMENTS

The financial statements for the Fund for the period ended March 31, 2025 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated March 31, 2025 are incorporated by reference to this SAI. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at (888) 729-4266.

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PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Financial Highlights.

Part B: The following financial statements of the Registrant are incorporated by reference to Registrant’s

Annual Report for the period ended March 31, 2025 filed with the SEC on June 6, 2025:

Statement of Assets and Liabilities as of March 31, 2025

Statement of Operations for the period ended March 31, 2025

Statement of Changes in Net Assets for the period ended March 31, 2025

Statement of Cash Flows for the period ended March 31, 2025

Notes to Financial Statements for the period ended March 31, 2025

Report of Independent Registered Public Accounting Firm for the period ended March 31, 2025

(2)	Exhibits:

(a)(1)	Certificate of Trust(1)
(a)(2)	Certificate of Amendment to the Certificate of Trust(1)
(a)(3)	Amended and Restated Agreement and Declaration of Trust(2)
(b)	Bylaws(2)
(c)	Not applicable.
(d)	Form of Multiple Class Plan(2)
(e)	Form of Dividend Reinvestment Plan(2)
(f)	Not applicable.
(g)(1)	Form of Management Agreement(2)
(g)(2)	Form of Sub-Advisory Agreement(2)
(g)(3)	Form of Subsidiary Management Agreement(3)
(g)(4)	Form of Subsidiary Sub-Advisory Agreement(3)
(h)(1)	Form of Distribution Agreement(2)
(h)(2)	Form of Broker-Dealer Selling Agreement(2)
(h)(3)	Form of Distribution and Servicing Plan(2)
(h)(4)	Form of Dealer Manager Agreement(2)
(i)	Not applicable.
(j)	Custody Agreement(2)
(k)(1)	Form of Services Agreement(2)
(k)(2)	Form of Expense Limitation and Reimbursement Agreement for the Registrant(2)
(k)(3)	Form of Expense Limitation and Reimbursement Agreement for the Master Fund(2)
(k)(4)	Form of Trademark Licensing Agreement by and between the Registrant, the Master Fund and CION Investment Group, LLC(2)
(k)(5)	Form of Trademark Licensing Agreement by and between the Registrant, the Master Fund and the Sub-Adviser(2)
(l)	Opinion and Consent of Delaware Counsel(2)
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm for the Registrant(3)
(o)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant and the Adviser(2)
(r)(2)	Code of Ethics of Sub-Adviser(2)
(r)(3)	Code of Ethics of Distributor(2)
(s)	Not applicable.
(t)(1)	Power of Attorney of the Registrant(2)
(t)(2)	Power of Attorney of the Master Fund(2)
EX-101	Inline Interactive Data File - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Schema Document
EX-101.DEF	XBRL Taxonomy Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-275711), filed on November 22, 2023.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-275711), filed on November 8, 2024.
(3)	Filed herewith.

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Item 26. Marketing Arrangements

See the Distribution Agreement and Financial Intermediary Agreement, forms of which are filed as Exhibit (h)(1) and (h)(2), respectively, to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by CION Grosvenor Management, LLC, the Registrant’s investment advisor. Information regarding the ownership of CION Grosvenor Management, LLC (“CION GCM”) is set forth in its Form ADV as filed with the SEC (File No. 801-130219) and information regarding the ownership of GCM Grosvenor L.P. (formerly, Grosvenor Capital Management, L.P.) (“GCM Grosvenor”) is set forth in its Form ADV as filed with the SEC (File No. 801-54965).

Item 29. Number of Holders of Securities

As of June 30, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class I	21
Shares of Beneficial Ownership for Class S	1
Shares of Beneficial Ownership for Class U	1
Shares of Beneficial Ownership for Class U-2	1
Shares of Beneficial Ownership for Class D	1

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

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Item 31. Business and Other Connections of Investment Adviser

CION Grosvenor Management, LLC serves as the investment advisor to the Registrant. CION Grosvenor Management, LLC is engaged in the investment advisory business. GCM Grosvenor serves as the investment sub-advisor to the Registrant. GCM Grosvenor is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which CION Grosvenor Management, LLC, GCM Grosvenor and each of their executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in CION GCM’s Form ADV (File No. 801-130219) and Grosvenor’s Form ADV (File No. 801-54965), each as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder, are maintained at the offices of the Fund’s custodian, The Bank of New York Mellon, and the Fund’s administrator, ALPS Fund Services, Inc.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a)           to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)            to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)            to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)            to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

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(b)           that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)           to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)           that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)             if the Registrant is relying on Rule 430B:

 (A)           each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

 (B)            each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)            if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)           that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)            any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)            free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

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(3)            the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)            any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)           for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)           for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.             The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 31st day of July, 2025.

CION GROSVENOR INFRASTRUCTURE FUND

By:	/s/ Mark Gatto
	Name:	Mark Gatto
	Title:	Co-Chief Executive Officer, Co-President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of July, 2025.

By:	/s/ Michael A. Reisner
	Name:	Michael Reisner
	Title:	Co-Chief Executive Officer and Co-President

By:	/s/ Mark Gatto
	Name:	Mark Gatto
	Title:	Co-Chief Executive Officer, Co-President and Trustee

By:	/s/ Paul Guercio
	Name:	Paul Guercio
	Title:	Chief Financial Officer

By:	/s/ Michael J. Sacks*
	Name:	Michael J. Sacks
	Title:	Trustee

By:	/s/ Kerry D. Angus*
	Name:	Kerry D. Angus
	Title:	Trustee

By:	/s/ Edward J. Estrada*
	Name:	Edward J. Estrada
	Title:	Trustee

By:	/s/ Dennis Zaslavsky*
	Name:	Dennis Zaslavsky
	Title:	Trustee

By:	/s/ Andrea L. Zopp*
	Name:	Andrea L. Zopp
	Title:	Trustee

*By:	/s/ Patrick T. Quinn
Patrick T. Quinn
As Attorney-in-Fact

The original Power of Attorney authorizing Michael A. Reisner, Stephen Roman and Patrick T. Quinn to execute the Registration Statement, and any amendments thereto, for the Trustees and officers of the Registrant on whose behalf this Registration Statement is filed, has been executed and is incorporated by reference herein to Item 25, Exhibit (t)(1).

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SIGNATURES

CION Grosvenor Infrastructure Master Fund, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 31st day of July, 2025.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:	/s/ Mark Gatto
	Name:	Mark Gatto
	Title:	Co-Chief Executive Officer, Co-President and Director

This Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of July, 2025.

By:	/s/ Michael A. Reisner
	Name:	Michael Reisner
	Title:	Co-Chief Executive Officer and Co-President

By:	/s/ Mark Gatto
	Name:	Mark Gatto
	Title:	Co-Chief Executive Officer, Co-President and Director

By:	/s/ Paul Guercio
	Name:	Paul Guercio
	Title:	Chief Financial Officer

By:	/s/ Michael J. Sacks*
	Name:	Michael J. Sacks
	Title:	Director

By:	/s/ Kerry D. Angus*
	Name:	Kerry D. Angus
	Title:	Director

By:	/s/ Edward J. Estrada*
	Name:	Edward J. Estrada
	Title:	Director

By:	/s/ Dennis Zaslavsky*
	Name:	Dennis Zaslavsky
	Title:	Director

By:	/s/ Andrea L. Zopp*
	Name:	Andrea L. Zopp
	Title:	Director

*By:	/s/ Patrick T. Quinn
Patrick T. Quinn
As Attorney-in-Fact

The original Power of Attorney authorizing Michael A. Reisner, Stephen Roman and Patrick T. Quinn to execute the Registration Statement, and any amendments thereto, for the Directors and officers of the Master Fund on whose behalf this Registration Statement is filed, has been executed and is incorporated by reference herein to Item 25, Exhibit (t)(2).

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Exhibit Index

(g)(3)	Form of Subsidiary Management Agreement

(g)(4)	Form of Subsidiary Sub-Advisory Agreement

(n)	Consent of Independent Registered Public Accounting Firm for the Registrant

EX-101	Inline Interactive Data File - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Schema Document

EX-101.DEF	XBRL Taxonomy Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

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